SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 4, 2016
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Submission of 2015 Audit Report

KT Corp filed its FY 2015 audit report to the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies of Korea on March 4, 2016.

Exhibit 1: Independent Accountant’s Audit Report (Consolidated Financial Statements) of KT Corp as of December 31, 2015

Exhibit 2: Independent Accountant’s Audit Report (Separate Financial Statements) of KT Corp as of December 31, 2015

Exhibit 99.1

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2015 and 2014

KT Corporation and Subsidiaries

Index

December 31, 2015 and 2014

Page(s)

Independent Auditor’s Report	1 – 2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3 – 4

Consolidated Statements of Income	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 – 8

Consolidated Statements of Cash Flows	9 - 10

Notes to Consolidated Financial Statements	11 – 120

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively the “Company”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samil PricewaterhouseCoopers, LS Yongsan Tower, 92, Hangangdaero, Yongsan-gu,
Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600), www.samil.com

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries as of December 31, 2015 and 2014, and their financial performance and cash flows for the years then ended in accordance with the Korean IFRS.

Other matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 4, 2016

This report is effective as of March 4, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,559,464	~~W~~	1,888,663
Trade and other receivables	4, 6		4,878,878		4,813,761
Short-term loans receivable	4, 7		—		710,368
Current finance lease receivables	4, 21		5,739		258,982
Other financial assets	4, 8		292,943		332,708
Current income tax assets			3,881		3,566
Inventories	9		525,366		393,271
Other current assets	10		316,905		349,615

Total current assets			8,583,176		8,750,934

Non-current assets
Trade and other receivables	4, 6		679,751		848,863
Long-term loans receivable	4, 7		15,877		584,914
Non-current finance lease receivables	4, 21		8,519		325,431
Other financial assets	4, 8		658,323		704,760
Property, plant and equipment	11		14,478,914		16,468,196
Investment property	12		1,102,070		1,059,630
Intangible assets	13		2,599,751		3,544,033
Investments in joint ventures and associates	14		270,029		338,780
Deferred income tax assets	31		842,417		1,077,920
Other non-current assets	10		102,358		72,041

Total non-current assets			20,758,009		25,024,568

Total assets		~~W~~	29,341,185	~~W~~	33,775,502

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Liabilities and Equity

Current liabilities
Trade and other payables	4, 15	~~W~~	6,273,852	~~W~~	6,413,208
Current finance lease liabilities	4		61,175		20,155
Borrowings	4, 16		1,726,098		2,955,644
Other financial liabilities	4, 8		43,645		23,717
Current income tax liabilities			81,114		45,799
Provisions	17		103,907		111,439
Deferred revenue			98,427		143,530
Other current liabilities	10		251,688		278,752

Total current liabilities			8,639,906		9,992,244

Non-current liabilities
Trade and other payables	4, 15		573,951		909,192
Non-current finance lease liabilities	4		95,022		34,852
Borrowings	4, 16		6,908,799		9,859,741
Other financial liabilities	4, 8		103,683		190,525
Defined benefit liabilities	18		524,083		593,838
Provisions	17		91,365		106,430
Deferred revenue			95,916		147,439
Deferred income tax liabilities	31		129,650		143,964
Other non-current liabilities	10		13,345		6,989

Total non-current liabilities			8,535,814		11,992,970

Total liabilities			17,175,720		21,985,214

Equity attributable to owners of the Parent Company

Capital stock	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		9,059,305		8,571,130
Accumulated other comprehensive income	24		13,870		25,790
Other components of equity	24		(1,232,863)		(1,260,709)

			10,845,069		10,340,968
Non-controlling interest			1,320,396		1,449,320

Total equity			12,165,465		11,790,288

Total liabilities and equity		~~W~~	29,341,185	~~W~~	33,775,502

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2015 and 2014

(in millions of Korean won, except per share amounts)	Notes	2015		2014
Profit(loss) for the year:	26, 27
Operating revenue	26	~~W~~	22,281,221	~~W~~	22,311,666
Operating expenses	28		20,988,277		22,718,256

Operating profit(loss)	29		1,292,944		(406,590)
Other income	29		488,183		253,433
Other expenses	29		(695,347)		(644,449)
Finance income	30		272,860		253,089
Finance costs	30		(645,331)		(802,738)
Income from associates and joint ventures	14		6,143		18,697

Profit (loss) from continuing operations before income tax			719,452		(1,328,558)
Income tax expense(benefit)	31		229,239		(275,982)

Profit (loss) for the year from continuing operations			490,213		(1,052,576)
Profit from discontinued operations	41		141,075		86,400

Profit (loss) for the year		~~W~~	631,288	~~W~~	(966,176)

Profit (loss) for the year attributable to:
Equity holders of the Parent Company:		~~W~~	552,964	~~W~~	(1,055,003)
Profit (loss) from continuing operations			410,648		(1,118,940)
Profit from discontinued operations			142,316		63,937
Non-controlling interest:		~~W~~	78,324	~~W~~	88,827
Profit from continuing operations			79,565		66,364
Profit (loss) from discontinued operations			(1,241)		22,463

Earnings (loss) per share attributable to the equity holders of the Parent Company during the year (in won):	32
Basic earnings (loss) per share		~~W~~	2,258	~~W~~	(4,316)
Basic earnings (loss) per share from continuing operations			1,677		(4,578)
Basic earnings per share from discontinued operations			581		262
Diluted earnings (loss) per share		~~W~~	2,258	~~W~~	(4,316)
Diluted earnings (loss) per share from continuing operations			1,677		(4,578)
Diluted earnings per share from discontinued operations			581		262

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Profit(Loss) for the year		~~W~~	631,288	~~W~~	(966,176)

Other comprehensive income (loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	18		(37,872)		(236,637)
Shares of remeasurement loss from joint ventures and associates			(2,407)		(394)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		47,381		39,336
Other comprehensive loss from available-for sale financial assets reclassified to loss			(83,397)		(17,173)
Net gains on cashflow hedges	4, 8		111,914		16,990
Other comprehensive loss from cashflow hedges reclassified to loss			(97,962)		(44,795)
Shares of other comprehensive income(loss) from joint ventures and associates			(1,608)		3,902
Currency translation differences			(4,884)		3,526

Other comprehensive loss after income tax for the year			(68,835)		(235,245)

Total comprehensive income (loss) for the year		~~W~~	562,453	~~W~~	(1,201,421)

Comprehensive income (loss) for the year attributable to:
Equity holders of the Parent Company			501,021		(1,277,219)
Non-controlling interest			61,432		75,798

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2015 and 2014

	Attributable to equity holders of the Parent Company
(in millions of Korean won)	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,046,883	~~W~~	24,538	~~W~~	(1,320,943)	~~W~~	11,755,235	~~W~~	1,109,675	~~W~~	12,864,910

Comprehensive income
Profit (loss) for the year		—		—		(1,055,003)		—		—		(1,055,003)		88,827		(966,176)
Changes in value of available-for-sale financial assets		—		—		—		20,889		—		20,889		1,274		22,163
Remeasurements of the net defined benefit liability		—		—		(223,157)		—		—		(223,157)		(13,480)		(236,637)
Valuation gains(losses) on cashflow hedge		—		—		—		(27,821)		—		(27,821)		16		(27,805)
Shares of other comprehensive income of joint ventures and associates		—		—		—		3,726		—		3,726		176		3,902
Shares of gain on remeasurements of joint ventures and associates		—		—		(311)		—		—		(311)		(83)		(394)
Currency translation differences		—		—		—		4,458		—		4,458		(932)		3,526

Total comprehensive income(loss) for the year		—		—		(1,278,471)		1,252		—		(1,277,219)		75,798		(1,201,421)

Transactions with equity holders
Dividends		—		—		(195,112)		—		—		(195,112)		—		(195,112)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(27,683)		(27,683)
Appropriations of loss on disposal of treasury stock		—		—		(2,170)		—		2,170		—		—		—
Changes in consolidation scope		—		—		—		—		—		—		198,260		198,260
Change in ownership interest in subsidiaries		—		—		—		—		26,601		26,601		(6,372)		20,229
Disposal of treasury stock		—		—		—		—		34,148		34,148		—		34,148
Rights issue		—		—		—		—		—		—		99,033		99,033
Others		—		—		—		—		(2,685)		(2,685)		609		(2,076)

Total transactions with equity holders for the year		—		—		(197,282)		—		60,234		(137,048)		263,847		126,799

Balance at December 31, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2015 and 2014

Balance at January 1, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Comprehensive income
Profit for the year		—		—		552,964		—		—		552,964		78,324		631,288
Changes in value of available-for-sale financial assets		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cashflow hedge		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of joint ventures and associates		—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of loss on remeasurements of joint ventures and associates		—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Currency translation differences		—		—		—		(177)		—		(177)		(4,707)		(4,884)

Total comprehensive income(loss) for the year		—		—		512,941		(11,920)		—		501,021		61,432		562,453

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(41,575)		(41,575)
Changes in consolidation scope		—		—		—		—		—		—		(154,188)		(154,188)
Change in ownership interest in subsidiaries		—		—		—		—		(2,968)		(2,968)		2,699		(269)
Appropriations of loss on disposal of treasury stock		—		—		(24,766)		—		24,766		—		—		—
Others		—		—		—		—		6,048		6,048		2,708		8,756

Total transactions with equity holders for the year		—		—		(24,766)		—		27,846		3,080		(190,356)		(187,276)

Balance at December 31, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,579,260	~~W~~	2,379,311
Interest paid			(436,363)		(604,012)
Interest received			128,422		192,563
Dividends received			35,768		32,106
Income tax paid			(77,122)		(83,555)

Net cash inflow from operating activities			4,229,965		1,916,413

Cash flows from investing activities
Collection of loans			38,856		37,589
Loans granted			(79,136)		(82,258)
Disposal of derivatives			176,681		—
Disposal of available-for-sale financial assets			243,125		77,365
Acquisition of available-for-sale financial assets			(99,111)		(78,095)
Disposal of investments in joint ventures and associates			42,946		22,251
Acquisition of investments in joint ventures and associates			(12,238)		(18,396)
Disposal of current and non-current financial instruments			363,260		630,216
Acquisition of current and non-current financial instruments			(341,373)		(427,585)
Disposal of property, plant and equipment and investment property			28,303		77,644
Acquisition of property, plant and equipment and investment property			(3,115,728)		(2,852,869)
Disposal of intangible assets			25,841		9,438
Acquisition of intangible assets			(399,377)		(578,377)
Increase(decrease) in cash due to exclusion from consolidation scope			741,834		(9,284)
Increase(decrease) in cash due to inclusion in consolidation scope			(15,751)		21,403

Net cash outflow from investing activities			(2,401,868)		(3,170,958)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

Cash flows from financing activities
Proceeds from borrowings and bonds			5,675,302		10,037,067
Repayments of borrowings and bonds			(6,648,177)		(8,757,284)
Disposal of treasury stock			—		34,053
Settlement of derivative assets and liabilities, net			(3,371)		(66,484)
Cash inflow from consolidated capital transactions			—		99,211
Dividends paid to shareholders			(41,575)		(222,773)
Decrease in finance leases liabilities			(146,175)		(52,099)

Net cash inflow(outflow) from financing activities			(1,163,996)		1,071,691

Effect of exchange rate change of cash and cash equivalents			6,700		648

Net increase (decrease) in cash and cash equivalents			670,801		(182,206)
Cash and cash equivalents

Beginning of the year	5		1,888,663		2,070,869

End of the year	5	~~W~~	2,559,464	~~W~~	1,888,663

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110, Consolidated Financial Statements, and its 54 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2015	2014	Financial year end

KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.80%	44.80%	December 31
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	91.40%	93.80%	December 31
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.90%	36.90%	December 31
KT Telecop Co., Ltd.	Security service	Domestic	86.80%	86.80%	December 31
KT Hitel Co., Ltd.	Data communication	Domestic	67.10%	67.10%	December 31
KT Service Nambu Co., Ltd	Opening services of fixed line	Domestic	67.31%	—	December 31
KT Service Bukbu Co., Ltd	Opening services of fixed line	Domestic	77.32%	—	December 31
KT Commerce Inc.	B2C, B2B service	Domestic	100.00%	100.00%	December 31
KT New Business Fund No.1	Investment fund	Domestic	100.00%	100.00%	December 31
KTC Media Contents Fund 2	New technology investment fund	Domestic	71.42%	71.42%	December 31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.00%	100.00%	December 31
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.00%	100.00%	December 31
BC Card Co., Ltd.	Credit card business	Domestic	69.50%	69.50%	December 31
VP Inc.	Payment security service for credit card, others	Domestic	50.90%	50.90%	December 31
H&C Network	Call centre for financial sectors	Domestic	100.00%	100.00%	December 31
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.00%	100.00%	December 31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.00%	57.00%	December 31
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.10%	81.10%	December 31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.30%	95.30%	December 31
KT M Hows Co., Ltd.	Mobile marketing	Domestic	65.00%	51.00%	December 31
KT M&S Co., Ltd.	PCS distribution	Domestic	100.00%	100.00%	December 31
KT Music Corporation [4]	Online music production and distribution	Domestic	49.90%	49.90%	December 31
KT Skylife Co., Ltd.[2]	Satellite broadcasting business	Domestic	49.90%	49.90%	December 31
Skylife TV Co., Ltd.	TV contents provider	Domestic	92.60%	92.60%	December 31
KT Estate Inc.	Residential building development and supply	Domestic	100.00%	100.00%	December 31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.00%	100.00%	December 31
NEXR Co., Ltd.	Cloud system implementation	Domestic	100.00%	100.00%	December 31
KTSB Data service	Data centre development and related service	Domestic	51.00%	51.00%	December 31
KT Innoedu Co., Ltd.	E-learning business	Domestic	95.59%	48.40%	December 31
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.00%	100.00%	December 31
Nasmedia, Inc.[3]	Online advertisement	Domestic	45.40%	45.40%	December 31
KT Sports	Management of sports group	Domestic	100.00%	100.00%	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2015	2014	Financial year end

KT Music Contents Fund No.1	Music contents investment business	Domestic	80.00%	80.00%	December 31
KT-Michigan Global Content Fund	Content investment business	Domestic	81.30%	81.30%	December 31
Autopion Co., Ltd.	Service for information and communication	Domestic	100.00%	100.00%	December 31
K-Realty Rental Housing REIT 1	Investment in real estate	Domestic	100.00%	100.00%	December 31
KTCS Corporation [2]	Database and online information provider	Domestic	30.93%	30.30%	December 31
KTIS Corporation [2]	Database and online information provider	Domestic	30.01%	29.30%	December 31
KT M mobile	Special category telecommunications operator and sales of communication device	Domestic	100.00%	—	December 31
KT Investment.Co., Ltd	Technology business finance	Domestic	100.00%	—	December 31
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.00%	51.00%	December 31
Africa Olleh Services Ltd.	System integration and maintenance	Rwanda	51.00%	51.00%	December 31
KT Belgium	Foreign investment business	Belgium	100.00%	100.00%	December 31
KT ORS Belgium	Foreign investment business	Belgium	100.00%	100.00%	December 31
NgeneBio [4]	Medicine and Pharmacy development business	Domestic	49.83%	—	December 31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.00%	100.00%	December 31
KBTO sp.zo.Co.,	Electronic communication business	Poland	60.00%	60.00%	December 31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.00%	100.00%	December 31
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.00%	100.00%	December 31
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.00%	100.00%	December 31
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.00%	91.00%	December 31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.00%	100.00%	December 31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.00%	99.00%	December 31
PT. BCCard Asia Pacific	Credit finance and New technology investment business	Indonesia	99.90%	—	December 31

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Even though the Controlling Company has less than 50% ownership in this subsidiary, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Changes in scope of consolidation in 2015 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	KT M mobile	Newly established
	Domestic	KT Investment Co., Ltd	Newly established
	Domestic	KT Service Nambu Co., Ltd	Additional Acquisition of ownership interest
	Domestic	KT Service Bukbu Co., Ltd	Additional Acquisition of ownership interest
	Domestic	NgeneBio	Newly Established
	Indonesia	PT. BCCard Asia Pacific	Newly Established
Excluded	Domestic	KT Media Hub Co. Ltd.	Merged
	Domestic	Incheon U-city Co., Ltd.	Disposed of
	Domestic	KT Rental	Disposed of
	Domestic	KT Auto Lease Corporation	Disposed of
	Domestic	KT Rental Auto Care Corporation	Disposed of
	Domestic	GREEN CAR Co., Ltd.	Disposed of
	Domestic	Enswers Inc.	Disposed of
	Domestic	Sofnics, Inc.	Liquidated
	Domestic	Best Partners Co., Ltd.	Liquidated
	Domestic	T-ON Telecom	Liquidated
	Domestic	KT Capital Co., Ltd.	Disposed of
	Domestic	Gyeonggi-KT Green Growth Fund	Disposed of
	Domestic	Consus Changwon Private Estate Investment Trust	Disposed of
	Domestic	Ustream Korea Inc.	Liquidated
	Domestic	Centios Co., Ltd.	Liquidated
	Vietnam	Kumho Rent-a-car(Vietnam) Co., Ltd.	Disposed of
	Philippines	Centios Philippines, Inc.	Disposed of

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	113,515	~~W~~	21,182	~~W~~	103,851	~~W~~	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		114,345		3,449
KT Submarine Co., Ltd.		160,314		63,518		66,418		4,145
KT Telecop Co., Ltd.		269,191		134,966		300,648		(7,593)
KT Hitel Co., Ltd.		235,757		33,938		160,545		7,258
KT Service Bukbu Co., Ltd[2]		31,879		22,627		89,121		(4,630)
KT Service Nambu Co., Ltd[2]		20,729		10,567		109,998		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,095		218,969
H&C Network[1]		248,189		70,635		240,889		19,513
Nasmedia, Inc.		141,733		72,202		45,490		9,916
KTDS Co., Ltd.[1]		162,518		116,654		422,599		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,350		1,728
KT M&S Co., Ltd.		256,246		217,892		852,778		(18,776)
KT Music Corporation		90,518		30,704		89,179		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		660,957		72,987
KT Estate Inc.[1]		1,539,899		187,368		323,917		34,090
KTSB Data service		23,063		1,730		4,384		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,087		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,228		27,174
KT Sports		15,341		11,643		51,674		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		436		(209)
Autopion Co., Ltd.		7,102		3,317		10,574		1,123
KT M mobile		64,756		13,121		42,436		(36,725)
KT Investment Co., Ltd		49,485		30,827		2,615		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation[1]		346,949		194,367		1,065,847		13,685
KTIS Corporation		211,164		55,370		461,098		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,334		(248)
Korea Telecom China Co., Ltd.		909		198		874		(95)
KT Dutch B.V.[1]		49,057		13,861		31,346		(1,438)
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
Olleh Rwanda Networks Ltd.		188,951		147,653		5,706		(28,721)
KT Belguium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.		1,471		1,817		—		(328)
Africa Olleh Services Ltd.		11,928		12,187		8,712		(923)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	157,330	~~W~~	29,996	~~W~~	104,865	~~W~~	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,265		1,076
KT Submarine Co., Ltd.		111,877		16,188		76,653		9,018
KT Telecop Co., Ltd.		305,988		161,188		257,029		(6,576)
KT Hitel Co., Ltd.[1]		226,994		31,429		492,408		12,205
KT Capital Co., Ltd.[1]		2,038,263		1,759,641		186,104		69,491
BC Card Co., Ltd.[1]		2,700,388		1,794,923		3,294,267		134,450
H&C Network[1]		223,896		69,537		216,730		8,506
Nasmedia, Inc.		97,502		34,933		29,855		7,956
Sofnics, Inc.		213		48		331		(1,029)
KTDS Co., Ltd[1].		92,676		58,486		353,414		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		22,772		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,386		6,391
KT Music Corporation		83,386		27,069		86,340		3,240
KT Skylife Co., Ltd.[1]		683,009		246,326		652,994		55,162
KT Estate Inc.[1]		1,473,042		143,284		280,391		13,943
KTSB Dataservice		25,094		1,384		2,455		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,953		(4,012)
Enswers Inc.		7,260		23,244		2,950		(4,533)
Ustream Inc.		635		246		1,691		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,006		(7,291)
KT Rental [1]		2,656,385		2,317,650		1,070,153		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,244		14,054
KT Sat Co., Ltd.		480,689		45,540		139,152		30,016
Best Partners Co., Ltd.		113		100		345		(753)
T-ON Telecom		2,543		1,903		41		(1,802)
KT Sports		15,753		8,220		42,235		(1,305)
KT Music Contents Fund No.1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,888		662
KTCS Corporation [1],		303,574		155,603		233,844		4,704
KTIS Corporation		215,741		68,046		83,812		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,695		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V.[1]		42,951		10,332		25,712		30
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
Olleh Rwanda Networks Ltd.		201,130		105,095		3,197		(18,984)
KT Belguium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o.,		3		33		—		(32)
Africa Olleh Services Ltd.		9,870		255		4,773		(1,772)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following enacted and amended standards for the annual period beginning on January 1, 2015:

•	Amendment to Korean IFRS 1019, Employee Benefits

Amendment to Korean IFRS 1019, Employee Benefits, allows a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. The Company expects that the application of this amendment would not have a material impact on its consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

•	Annual improvements to Korean IFRS 2010-2012 Cycle

Annual improvements to Korean IFRS 2010-2012 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of a ‘vesting conditions’, ‘performance condition’, and ‘service condition’.

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies the classification and measurement of contingent consideration in the business combination.

•	Amendment to Korean IFRS 1108, Operating Segments

Korean IFRS 1108, Operating Segments, requires disclosure of the judgments made by management in aggregating operating segments and a reconciliation of the reportable segments’ assets to the entity’s assets.

•	Amendments to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets

Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets, clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

•	Amendment to Korean IFRS 1024, Related Party Disclosures

Korean IFRS 1024, Related Party Disclosures, includes, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity.

•	Annual improvements to Korean IFRS 2011-2013 Cycle

Annual improvements to Korean IFRS 2011-2013 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies that Korean IFRS 1103 does not apply to the accounting for the formation of any joint arrangement.

•	Amendment to Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, clarifies that the portfolio exception, which allows an entity to measure the fair value of a group of financial instruments on a net basis, applies to all contracts including non-financial contracts within the scope of Korean IFRS 1039.

•	Amendment to Korean IFRS 1040, Investment property

Korean IFRS 1040, Investment property, clarifies that Korean IFRS 1040 and Korean IFRS 1103 are not mutually exclusive.

(2)	New standards, amendments and interpretations not yet adopted

New standards and amendments issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these standards and amendments would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investment in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Further, new standards issued, but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

2.3	Consolidation

The Company has prepared the consolidated financial statements in accordance with Korean IFRS 1110, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Company applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Company loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Company recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(5)	Joint arrangement

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(3)	Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

A regular way purchase of financial assets shall be recognized as applicable, using trade date accounting. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from ten to 40 years.

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(2)	Intangible assets except goodwill

Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 10 years
Frequency usage rights	5.75 - 15 years
Others[1]	2 - 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.15	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other non-operating income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.16	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are tested annually for impairment. Depreciable assets are tested for impairment when there is any indication an asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17	Financial Liabilities

(1)	Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

As it was unable to measure the embedded derivatives separately from its host contract, the Company designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Company designated as at fair value through profit or loss is a foreign convertible bond.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.24	Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.28	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.29	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2015 consolidated financial statements of the Company was approved by the Board of Directors on January 28, 2016, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 31).

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.8	Useful lives of Property and Equipment, Intangible Assets and Investment Property

Depreciation on the property and equipment, intangible assets and investment property excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

4.	Financial Instruments by category

Financial instruments by category as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	2,559,464	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,559,464
Trade and other receivables		5,558,629		—		—		—		—		5,558,629

Loans receivable		15,877		—		—		—		—		15,877

Finance lease receivables		14,258		—		—		—		—		14,258
Other financial assets		434,093		18		139,088		360,037		18,030		951,266

(In millions of Korean won)	2015
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	6,847,803	~~W~~	—	~~W~~	6,847,803
Finance lease liabilities		—		—		156,197		—		156,197

Borrowings		—		—		8,634,897		—		8,634,897

Other financial liabilities		2,006		62,883		82,439		—		147,328

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	1,888,663	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,888,663
Trade and other receivables		5,662,624		—		—		—		—		5,662,624
Loans receivable		1,295,282		—		—		—		—		1,295,282
Finance lease receivables		584,413		—		—		—		—		584,413
Other financial assets		455,622		6,983		41,540		525,556		7,767		1,037,468

(In millions of Korean won)			2014
Financial liabilities			Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables			~~W~~	—	~~W~~	—	~~W~~	7,322,400	~~W~~	—	~~W~~	7,322,400
Finance lease liabilities				—		—		55,007		—		55,007
Borrowings				—		—		12,815,385		—		12,815,385
Other financial liabilities				3,980		122,012		82,816		5,434		214,242

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans and receivables
Interest income[1,4]	~~W~~	85,603)	~~W~~	94,380
Loss on foreign currency transaction		(365)		(1,086)
Gain on foreign currency translation		1,921		7,954
Loss on disposal		(2,539)		(16,464)
Bad debts expense		(141,555)		(230,791)
Assets at fair value through the profit or loss
Loss on disposal		368		(587)
Loss on valuation		—		(794)
Derivatives used for hedging
Loss on transaction		(5,157)		(34,653)
Gain on valuation		141,512		64,700
Other comprehensive income[2]		100,401		28,928
Reclassified to profit or loss from other comprehensive loss[2,3]		(88,003)		(49,524)
Available-for-sale
Interest income[1,4]		73		45
Dividend income		7,733		3,808
Gain (loss) on disposal		131,045		(13,495)
Impairment loss		(1,471)		(70,022)
Other comprehensive income[2]		47,381		39,336
Reclassified to profit or loss from other comprehensive income[2]		(83,397)		(17,173)
Held-to-Maturity
Interest income[1,4]		226		159
Liabilities at fair value through the profit and loss
Gain on foreign currency transaction		—		(134)
Gain (loss) on disposal		(850)		13
Gain (loss) on valuation		(2,006)		32
Derivatives used for hedging
Gain (loss) on disposal		(273)		2,121
Gain (loss) on valuation		(1,733)		3,179
Other comprehensive income (loss)[2]		11,513		(11,938)
Reclassified to profit or loss from other comprehensive income [2,3]		(9,959)		4,729
Financial liabilities at amortized cost
Interest expense[4]		(385,925)		(475,084)
Gain (loss) foreign currency transaction		(23,416)		12,443
Gain (loss) foreign currency translation		(166,254)		(99,145)
Other liabilities
Financial guarantee gain		—		5,198

Total		(385,127)		(753,865)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[1]	BC Card, a subsidiary of the Company, recognizes interest income as operating revenue. Interest income recognized as operating revenue is ~~W~~15,867 million (2014: ~~W~~14,340 million) for the year ended December 31, 2015.
[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]	During the year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[4]	The interest income amounting to ~~W~~75,221 million (2014: ~~W~~143,391 million) and the interest expense amounting to ~~W~~59,889 million (2014: ~~W~~103,126 million) recognized by KT Rental Co., Ltd. and KT Capital Co., Ltd., former subsidiaries, are classified as discontinued operations.

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Cash on hand	~~W~~	21,928	~~W~~	3,918
Cash in banks		1,256,049		805,145
Money market trust		656,000		699,879
Other financial instruments		625,487		379,721

Total	~~W~~	2,559,464	~~W~~	1,888,663

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statement of cash flows.

Restricted cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Type	2015		2014		Description
Cash and cash equivalents	Restricted deposit	~~W~~	9,033	~~W~~	3,318	Deposit restricted for governmental project and others

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	~~W~~	3,483,719	~~W~~	(468,263)	~~W~~	(8,879)	~~W~~	3,006,577
Other receivables		2,045,427		(172,739)		(387)		1,872,301

Total	~~W~~	5,529,146	~~W~~	(641,002)	~~W~~	(9,266)	~~W~~	4,878,878

Non-current assets
Trade receivables	~~W~~	248,212	~~W~~	(478)	~~W~~	(16,644)	~~W~~	231,090
Other receivables		548,569		(64,492)		(35,416)		448,661

Total	~~W~~	796,781	~~W~~	(64,970)	~~W~~	(52,060)	~~W~~	679,751

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	~~W~~	3,657,814	~~W~~	(524,865)	~~W~~	(9,589)	~~W~~	3,123,360
Other receivables		1,874,806		(183,987)		(418)		1,690,401

Total	~~W~~	5,532,620	~~W~~	(708,852)	~~W~~	(10,007)	~~W~~	4,813,761

Non-current assets
Trade receivables	~~W~~	393,354	~~W~~	(2,752)	~~W~~	(25,217)	~~W~~	365,385
Other receivables		552,190		(26,659)		(42,053)		483,478

Total	~~W~~	945,544	~~W~~	(29,411)	~~W~~	(67,270)	~~W~~	848,863

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	527,617	~~W~~	210,646	~~W~~	525,666	~~W~~	152,596
Provision		95,489		43,620		127,881		71,254
Reversal or written-off		(135,381)		(12,336)		(124,993)		(16,201)
Changes in the scope of consolidation		(16,752)		(5,401)		(334)		3,759
Others		(2,232)		702		(603)		(762)

Ending balance	~~W~~	468,741	~~W~~	237,231	~~W~~	527,617	~~W~~	210,646

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Provisions for doubtful trade and other receivables are recognized as operating expenses, other expenses, or finance costs.

Details of aging analysis of trade receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Neither past due nor impaired	~~W~~	2,756,471	~~W~~	2,893,083

Past due and impaired
Up to six months		606,704		707,140
Six months to twelve months		82,668		101,297
Over twelve months		260,565		314,842

		949,937		1,123,279
Allowance for doubtful accounts		(468,741)		(527,617)

Total	~~W~~	3,237,667	~~W~~	3,488,745

The detail of other receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Loans	~~W~~	117,808	~~W~~	81,963
Receivables[1]		2,004,265		1,837,524
Accrued income		10,119		26,032
Refundable deposits		403,816		434,846
Others		22,185		4,160
Allowance		(237,231)		(210,646)

Total	~~W~~	2,320,962	~~W~~	2,173,879

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~1,211,272 million (2014: ~~W~~1,123,744 million) included.

Details of aging analysis of other receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Neither past due nor impaired	~~W~~	2,216,423	~~W~~	2,048,946

Past due and impaired
Up to six months		113,525		87,852
Six months to twelve months		11,918		77,773
Over twelve months		216,327		169,954

		341,770		335,579
Allowance for doubtful accounts		(237,231)		(210,646)

		104,539		124,933

Total	~~W~~	2,320,962	~~W~~	2,173,879

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2015. As of December 31, 2015, the Company is provided with guarantees of ~~W~~578,904 million (2014: ~~W~~674,768 million) by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.	Loans Receivable

Loans receivable as of December 31, 2015 and 2014, are as follows:

Current

(in millions of Korean won)	2015						2014
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	64,231	~~W~~	(2,916)	~~W~~	61,315
Loans		—		—		—		645,955		(28,331)		617,624
Loans for installment credit		—		—		—		32,875		(1,231)		31,644
Deferred loan origination profit and loss		—		—		—		(215)		—		(215)
New technology financial loans		2,736		(2,736)		—		2,736		(2,736)		—

Total	~~W~~	2,736	~~W~~	(2,736)	~~W~~	—	~~W~~	745,582	~~W~~	(35,214)	~~W~~	710,368

Non-Current

(in millions of Korean won)	2015						2014
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,721	~~W~~	(173)	~~W~~	6,548
Loans		—		—		—		497,153		(18,349)		478,804
Loans for installment credit		—		—		—		54,580		(2,336)		52,244
Deferred loan origination profit and loss		—		—		—		4,209		—		4,209
New technology financial investment assets		8,048		(1,918)		6,130		8,884		(1,707)		7,177
New technology financial loans		18,317		(8,570)		9,747		57,256		(21,324)		35,932

Total	~~W~~	26,365	~~W~~	(10,488)	~~W~~	15,877	~~W~~	628,803	~~W~~	(43,889)	~~W~~	584,914

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The fair values of loans receivable with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivable with original maturities longer than one year is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	79,103	~~W~~	73,075
Provision		2,446		31,656
Reversal or written-off		—		(23,618)
Changes in scope of consolidation		(64,331)		—
Others		(3,994)		(2,010)

Ending	~~W~~	13,224	~~W~~	79,103

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivable as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Neither past due nor impaired	~~W~~	4,605	~~W~~	1,236,387

Past due and impaired
Up to six months		580		101,071
Six months to twelve months		190		3,718
Over twelve months		23,726		33,209

		24,496		137,998
Allowance for doubtful accounts		(13,224)		(79,103)

		11,272		58,895

Total	~~W~~	15,877	~~W~~	1,295,282

The maximum exposure of loans receivable to credit risk is carrying value as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

8.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial assets
Assets at fair value through the profit or loss	~~W~~	18	~~W~~	6,983
Derivatives used for hedge		139,088		41,540
Financial instruments[1]		434,093		455,622
Available-for-sale financial assets[1]		360,037		525,556
Held-to-maturity investments		18,030		7,767
Less: Non-current		(658,323)		(704,760)

Current	~~W~~	292,943	~~W~~	332,708

Other financial liabilities
Liabilities at fair value through the profit or loss	~~W~~	2,006	~~W~~	3,980
Derivatives used for hedge		62,883		122,012
Financial guarantee liabilities[2]		—		5,434
Other financial liabilities		82,439		82,816
Less: Non-current		(103,683)		(190,525)

Current	~~W~~	43,645	~~W~~	23,717

[1]	Restricted other financial assets as of 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014		Details
Short-term financial instruments	~~W~~	2,000	~~W~~	2,000	Collateral of payments for the handset
Short-term financial instruments		17,307		17,776	Collateral and payment guarantee
Short-term financial instruments		2,051		—	Proceed from disposal of Enswers Inc. deposited in the escrow account
Long-term financial instruments		6,311		6,308	Deposit for Win-win Growth Cooperative loans
Available-for-sale financial assets		1,000		1,000	Collateral for Korea Software Financial Cooperative

[2]	The Company recognized the financial guarantee liabilities related to an obligation to fund Smart Channel.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial instruments at fair value through the profit or loss as of December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Other derivatives	~~W~~	18	~~W~~	2,006	~~W~~	6,983	~~W~~	646
Financial instruments at fair value through the profit and loss		—		—		—		3,334

Total	~~W~~	18	~~W~~	2,006	~~W~~	6,983	~~W~~	3,980

The valuation gains and losses on financial assets held for trading for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1
Other derivatives		—		—		611		1,006

Total	~~W~~	—	~~W~~	—	~~W~~	611	~~W~~	1,007

The valuation gains and losses on financial instruments at fair value through the profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loss foreign currency translation	~~W~~	—	~~W~~	(134)
Loss on valuations		—		(398)

Total	~~W~~	—	~~W~~	(532)

The valuation gains and losses on financial liabilities at fair value for profit or loss for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Other derivatives liabilities	~~W~~	—	~~W~~	2,006	~~W~~	32	~~W~~	—

Total	~~W~~	—	~~W~~	2,006	~~W~~	32	~~W~~	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The maximum exposure of debt securities of financial instruments at fair value through the profit or loss to credit risk is carrying value as of December 31, 2015.

Derivatives used for hedge as of December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	~~W~~	—	~~W~~	2,859	~~W~~	—	~~W~~	601
Currency swap [2]		137,100		58,284		41,540		121,411
Currency forwards		1,988		1,740		—		—

Total		139,088		62,883		41,540		122,012
Less: non-current		(139,088)		(19,238)		(34,198)		(107,667)

Current	~~W~~	—	~~W~~	43,645	~~W~~	7,342	~~W~~	14,345

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.
[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015						2014
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income (loss)[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income (loss)[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(2,858)	~~W~~	—	~~W~~	—	~~W~~	334
Currency swap		141,512		1,733		150,255		93,235		25,356		22,080
Currency forwards		—		—		247		—		—		—

Total	~~W~~	141,512	~~W~~	1,733	~~W~~	147,644	~~W~~	93,235	~~W~~	25,356	~~W~~	22,414

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation income of ~~W~~2,663 million for the current period (2014: valuation income of ~~W~~1,178 million).

Details of available-for-sale financial assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Marketable equity securities	~~W~~	41,202	~~W~~	55,631
Non-marketable equity securities		297,447		442,055
Marketable debt securities		—		10,301
Non-marketable debt securities		21,388		17,569

Total		360,037		525,556
Less: non-current		(342,562)		(509,253)

Current	~~W~~	17,475	~~W~~	16,303

Changes of available-for-sale financial assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	~~W~~	525,556	~~W~~	547,627
Acquisition		99,111		78,095
Disposal		(222,103)		(138,394)
Reclassification[1]		62,508		51,894
Impairment[2]		(1,471)		(70,022)
Valuation[3]		125		48,684
Changes in scope of consolidation		(103,689)		7,672

Ending	~~W~~	360,037	~~W~~	525,556

[1]	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.
[2]	Includes impairment losses of ~~W~~48,684 million on KT ENGCORE Co., Ltd. (formerly KT ENS Corporation) recognized in 2014.
[3]	During the year ended December 31, 2014, KT ENGCORE Co., Ltd. (formerly KT ENS Corporation) was reclassified to available-for-sale financial securities from investment in subsidiaries due to the commencement of rehabilitation procedures.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2015.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

None of the available-for-sale financial assets are past due and the impaired assets amount to ~~W~~17,882 million as of December 31, 2015.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 20).

9.	Inventories

Inventories as of December 31, 2015 and 2014, are as follows:

	2015						2014
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	~~W~~	580,761	~~W~~	(66,996)	~~W~~	513,765	~~W~~	445,644	~~W~~	(62,902)	~~W~~	382,742
Others		11,956		(355)		11,601		10,862		(333)		10,529

Total	~~W~~	592,717	~~W~~	(67,351)	~~W~~	525,366	~~W~~	455,506	~~W~~	(63,235)	~~W~~	393,271

Cost of inventories recognized as expenses for year ended December 31, 2015, amounts to ~~W~~3,760,892 million (2014: ~~W~~3,794,550 million) and valuation loss on inventory recognized amounts to ~~W~~4,116 million for year ended December 31, 2015 (2014: reversal of valuation allowance of ~~W~~59,973 million).

10.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other assets
Advance payments	~~W~~	148,037	~~W~~	126,674
Prepaid expenses		244,890		284,887
Others		26,336		10,095
Less: Non-current		(102,358)		(72,041)

Current	~~W~~	316,905	~~W~~	349,615

Other liabilities
Advances received	~~W~~	161,701	~~W~~	162,299
Withholdings		86,759		100,345
Unearned revenue		15,363		22,208
Others		1,210		889
Less: Non-current		(13,345)		(6,989)

Current	~~W~~	251,688	~~W~~	278,752

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

11.	Property, Plant and Equipment

The changes in property, plant and equipment for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,287,821	~~W~~	3,345,587	~~W~~	33,390,640	~~W~~	4,806,849	~~W~~	845,662	~~W~~	43,676,559
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

Balance at 2015.1.1		1,287,689		2,009,250		9,833,669		2,495,630		841,958		16,468,196
Acquisition		34,686		10,564		445,452		258,094		2,563,372		3,312,168
Disposal/Abandonment		(423)		(797)		(139,687)		(8,294)		(3,787)		(152,988)
Depreciation		—		(117,328)		(2,674,339)		(190,630)		—		(2,982,297)
Impairment		—		—		(28,206)		(2,270)		(1,831)		(32,307)
Transfer in (out)		10,134		230,535		2,064,871		67,483		(2,373,023)		—
Inclusion in scope of consolidation		15		177		139		990		187		1,508
Exclusion from scope of consolidation		(37,314)		(25,743)		(638)		(2,079,426)		(237)		(2,143,358)
Others		(7,170)		(7,614)		7,532		9,406		5,838		7,992

Balance at 2015.12.31	~~W~~	1,287,617	~~W~~	2,099,044	~~W~~	9,508,793	~~W~~	550,983	~~W~~	1,032,477	~~W~~	14,478,914

Acquisition cost	~~W~~	1,287,749	~~W~~	3,558,460	~~W~~	34,388,584	~~W~~	1,951,749	~~W~~	1,033,777	~~W~~	42,220,319
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

	2014
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,253,612	~~W~~	3,270,339	~~W~~	32,103,084	~~W~~	4,232,627	~~W~~	1,092,155	~~W~~	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

Balance at 2014.1.1		1,253,480		2,059,970		9,893,725		2,101,382		1,078,407		16,386,964
Acquisition		—		4,293		255,419		1,129,330		2,268,594		3,657,636
Disposal/Abandonment		(8,781)		(16,972)		(171,691)		(182,466)		(16,759)		(396,669)
Depreciation		—		(105,402)		(2,450,216)		(635,282)		—		(3,190,900)
Transfer in (out)		24,072		75,422		2,295,290		83,380		(2,478,164)		—
Inclusion in scope of consolidation		8,657		4,189		2,921		3,024		—		18,791
Exclusion from scope of consolidation		(4,234)		(5,064)		(3,462)		(2,493)		—		(15,253)
Others		14,495		(7,186)		11,683		(1,245)		(10,120)		7,627

Balance at 2014.12.31	~~W~~	1,287,689	~~W~~	2,009,250	~~W~~	9,833,669	~~W~~	2,495,630	~~W~~	841,958	~~W~~	16,468,196

Acquisition cost	~~W~~	1,287,821	~~W~~	3,345,587	~~W~~	33,390,640	~~W~~	4,806,849	~~W~~	845,662	~~W~~	43,676,559
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of property, plant and equipment provided as collateral as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land	~~W~~	12,529	~~W~~	12,000	Borrowings	~~W~~	8,000	Standard Charted Bank
Buildings
Buildings	~~W~~	57,374	~~W~~	42,192	Borrowings	~~W~~	35,835	Shinhan Bank

(in millions of Korean won)	2014
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land	~~W~~	12,839	~~W~~	12,000	Borrowings	~~W~~	10,000	Standard Charted Bank
Buildings
Buildings	~~W~~	10,875	~~W~~	7,800	Borrowings	~~W~~	6,000	Hana Bank

The borrowing costs capitalized for qualifying assets amount to ~~W~~11,877 million (2014: ~~W~~14,493 million) in 2015. The interest rate applied to calculate the capitalized borrowing costs in 2015 is 2.46% to 4.07% (2014: 3.56% to 4.05%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

12.	Investment Property

The changes in investment property for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	315,794	~~W~~	1,003,031	~~W~~	19,378	~~W~~	1,338,203
Accumulated depreciation		—		(278,573)		—		(278,573)

Beginning		315,794		724,458		19,378		1,059,630
Acquisition		26,194		17,210		55,621		99,025
Disposal/Abandonment		—		(4,436)		—		(4,436)
Depreciation		—		(48,524)		—		(48,524)
Transfer		6,828		(1,636)		(791)		4,401
Changes in scope of consolidation		(8,026)		—		—		(8,026)

Ending	~~W~~	340,790	~~W~~	687,072	~~W~~	74,208	~~W~~	1,102,070

Acquisition cost	~~W~~	340,790	~~W~~	1,011,236	~~W~~	74,208	~~W~~	1,426,234
Accumulated depreciation		—		(324,164)		—		(324,164)

	2014
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	328,964	~~W~~	1,015,079	~~W~~	3,778	~~W~~	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

Beginning		328,964		772,753		3,778		1,105,495
Acquisition		—		4,443		15,600		20,043
Disposal/Abandonment		(1,487)		(5,740)		—		(7,227)
Depreciation		—		(51,446)		—		(51,446)
Transfer		(11,683)		4,448		—		(7,235)

Ending	~~W~~	315,794	~~W~~	724,458	~~W~~	19,378	~~W~~	1,059,630

Acquisition cost	~~W~~	315,794	~~W~~	1,003,031	~~W~~	19,378	~~W~~	1,338,203
Accumulated depreciation		—		(278,573)		—		(278,573)

The fair value of investment property is ~~W~~2,645,246 million as of December 31, 2015 (2014: ~~W~~2,277,234 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ~~W~~184,819 million in 2015 (2014: ~~W~~216,976 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of investment property provided as collateral as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Collateral for	Amount of deposits received

Buildings	~~W~~	634,028	~~W~~	66,034	Deposits	~~W~~	55,765

(in millions of Korean won)	2014
	Carrying amount		Secured amount		Collateral for	Amount of deposits received

Buildings	~~W~~	10,773	~~W~~	6,773	borrowings	~~W~~	5,210
Buildings		345,281		47,350	Deposits received		34,675

13.	Intangible Assets

The changes in intangible assets for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	609,817	~~W~~	1,589,994	~~W~~	747,343	~~W~~	2,768,943	~~W~~	1,154,915	~~W~~	6,871,012
Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

Balance at 2015.1.1		579,748		650,687		243,661		1,404,190		665,747		3,544,033
Acquisition		549		41,108		67,640		7,722		91,374		208,393
Disposal		(1,272)		(28,645)		(4,251)		—		(33,651)		(67,819)
Amortization		—		(183,845)		(76,866)		(254,439)		(94,035)		(609,185)
Impairment[1]		(100,352)		—		(2,200)		(184,703)		(5,090)		(292,345)
Inclusion in scope of consolidation		—		—		306		—		160		466
Exclusion in scope of consolidation		(136,332)		(19,916)		(3,799)		—		(29,321)		(189,368)
Others		—		2,154		6,893		—		(3,471)		5,576

Balance at 2015.12.31	~~W~~	342,341	~~W~~	461,543	~~W~~	231,384	~~W~~	972,770	~~W~~	591,713	~~W~~	2,599,751

Acquisition cost	~~W~~	449,379	~~W~~	1,487,420	~~W~~	805,387	~~W~~	2,591,229	~~W~~	1,109,085	~~W~~	6,442,500
Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

[1]	The amount ~~W~~184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	610,715	~~W~~	1,359,478	~~W~~	681,176	~~W~~	2,768,943	~~W~~	1,100,540	~~W~~	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

Balance at 2014.1.1		592,339		548,074		262,316		1,727,206		697,458		3,827,393
Acquisition		—		286,516		95,781		—		51,633		433,930
Disposal		(1,519)		(16,713)		(2,205)		—		(6,359)		(26,796)
Amortization		—		(171,817)		(101,344)		(253,588)		(85,669)		(612,418)
Impairment		(11,693)		—		(5,210)		(69,428)		(944)		(87,275)
Inclusion in scope of consolidation [2]		—		733		1,363		—		13,548		15,644
Exclusion in scope of consolidation		—		(3,297)		(4,960)		—		(2,052)		(10,309)
Others		621		7,191		(2,080)		—		(1,868)		3,864

Balance at 2014.12.31	~~W~~	579,748	~~W~~	650,687	~~W~~	243,661	~~W~~	1,404,190	~~W~~	665,747	~~W~~	3,544,033

Acquisition cost	~~W~~	609,817	~~W~~	1,589,994	~~W~~	747,343	~~W~~	2,768,943	~~W~~	1,154,915	~~W~~	6,871,012
Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ~~W~~122,829 million (2014: ~~W~~149,832 million) as of December 31, 2015.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2015, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom wireless business & Convergence/Customer [1]	~~W~~	65,057
Finance and Rental
BC Card Co., Ltd. [2]		41,234
Others
KT Skylife Co., Ltd [2]		209,800
KT Music Corporation and others		26,250

Total	~~W~~	342,341

[1]	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth and the discount rates used are reflect specific risks relating to the relevant CGUs.
[2]	The recoverable amounts of BC Card Co., Ltd., and KT Skylife Co., Ltd. are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, the Company recognized the impairment losses of ~~W~~96,503 million on goodwill allocated to KT Skylife Co., Ltd. and others by which the carrying amount exceeds its recoverable amount, and recognized the losses as operating expenses in the consolidated statement of the income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As a result of the impairment test, the Company recognized the impairment losses of ~~W~~3,849 million on goodwill allocated to KT Powertel Co., Ltd. and others, and recognized the losses as operating expenses in the consolidated statement of the income. The Company considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

14.	Investments in Associates and Joint Ventures

Details of associates as of December 31, 2015, are as follows:

(a)	Associates

	Percentage of ownership (%)		Location	Date of financial statements
	2015	2014
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	December 31
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31

[1]	At the end of the reporting period, even though the Company has 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

The changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share in income (loss) of joint ventures and associates[1]		Others		Ending
Korea Information & Technology Fund	~~W~~	122,967	~~W~~	—	~~W~~	—	~~W~~	3,696	~~W~~	920	~~W~~	127,583
KT-SB Venture Investment		22,557		(3,691)		—		(2,210)		(11,795)		4,861
Mongolian Telecommunications		7,477		—		—		(121)		127		7,483
KT Wibro Infra Co., Ltd.		68,491		—		—		843		(6)		69,328
KT-CKP New Media Investment Fund		3,986		—		—		(126)		—		3,860
QTT Global (Group) Company Limited		12,976		—		—		102		99		13,177
Others		100,326		(64,601)		—		3,378		4,634		43,737

Total	~~W~~	338,780	~~W~~	(68,292)	~~W~~	—	~~W~~	5,562	~~W~~	(6,021)	~~W~~	270,029

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share in income (loss) of jointly controlled entities and associates[1]		Others		Ending
ktcs Corporation[2]	~~W~~	22,180	~~W~~	—	~~W~~	(22,505)	~~W~~	1,703	~~W~~	(1,378)	~~W~~	—
ktis Corporation[3]		23,328		—		(24,343)		1,766		(751)		—
Korea Information & Technology Fund		123,782		—		—		(42)		(773)		122,967
KT-SB Venture Investment		15,930		(1,938)		—		13,302		(4,737)		22,557
Mongolian Telecommunications		8,696		—		—		97		(1,316)		7,477
KT Wibro Infra Co., Ltd.		67,553		—		—		938		—		68,491
KT-CKP new media Investment Fund		2,177		2,250		—		(441)		—		3,986
QTT Global (Group) Company Limited		13,115		—		—		222		(361)		12,976
How Smartmall Private Special Asset Investment Trust		28,406		—		—		2,747		(3,523)		27,630
Others		58,736		(12,203)		—		4,069		22,094		72,696

Total	~~W~~	363,903	~~W~~	(11,891)	~~W~~	(46,848)	~~W~~	24,361	~~W~~	9,255	~~W~~	338,780

[1]	KT Investment Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from joint ventures and associates as operating revenue and expense. These include its share in income of joint ventures and associates of ~~W~~96 million recognized as operating revenue and its share in loss of joint ventures and associates of ~~W~~484 million (2014: ~~W~~499 million) recognized as operating expense. Meanwhile, the share in loss of ~~W~~193 million (2014: income of ~~W~~6,163 million) recognized by KT Capital Corporation, a subsidiary sold in the current period is classified as discontinued operations.
[2]	As the Company obtained control over the entity in 2014, the entity was reclassified as a consolidated subsidiary. As a result of the reclassification, the Company recognized differences of ~~W~~2,469 million between the fair value of ~~W~~22,907 million and the book value of ~~W~~25,376 million (including reclassification adjustment of accumulated other comprehensive income of ~~W~~2,871 million) as other expenses.
[3]	As the Company obtained control over the entity in 2014, the entity was reclassified as a consolidated subsidiary. As a result of the reclassification, the Company recognized differences of ~~W~~4,667 million between the fair value of ~~W~~21,992 million and the book value of ~~W~~26,659 million (including reclassification adjustment of accumulated other comprehensive income of ~~W~~2,316 million) as other expenses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	152,070	~~W~~	230,678	~~W~~	—	~~W~~	—
KT-SB Venture Investment		882		9,218		378		—
Mongolian Telecommunications		19,343		—		635		—
KT Wibro Infra Co., Ltd.		230,505		39,062		5,099		37
KT-CKP New Media Investment Fund		3,253		4,523		4		—
QTT Global (Group) Company Limited		18,942		—		1,008		1,278

(In millions of Korean won)	2015
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	33,041	~~W~~	11,088	~~W~~	(2,759)	~~W~~	8,329	~~W~~	—
KT-SB Venture Investment		361		(4,419)		—		(3,036)		11,795
Mongolian Telecommunications		11,354		(302)		(317)		(619)		—
KT Wibro Infra Co., Ltd.		814		3,217		—		3,227		—
KT-CKP New Media Investment Fund		75		(254)		—		(254)		—
QTT Global (Group) Company Limited		10,173		409		(394)		15		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	122,026	~~W~~	246,874	~~W~~	—	~~W~~	—
KT-SB Venture Investment		22,402		23,368		656		—
Mongolian Telecommunications		12,636		10,648		4,591		—
KT Wibro Infra Co., Ltd.		205,147		61,068		4,960		40
KT-CKP New Media Investment Fund		4,588		3,441		4		—
QTT Global (Group) Company Limited		15,439		414		—		—
How Smartmall Private Special Asset Investment Trust		37,412		—		875		—

(In millions of Korean won)	2014
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	10,411	~~W~~	(128)	~~W~~	(835)	~~W~~	(963)	~~W~~	494
KT-SB Venture Investment		1,056		26,603		—		26,603		4,238
Mongolian Telecommunications		8,745		242		—		242		—
KT Wibro Infra Co., Ltd.		1,237		3,555		—		3,555		—
KT-CKP New Media Investment Fund		89		(888)		80		(808)		—
QTT Global (Group) Company Limited		9,462		887		(156)		731		—
How Smartmall Private Special Asset Investment Trust		3,580		3,401		—		3,401		2,767

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Book value
Korea Information & Technology Fund	~~W~~	382,748	33.3%	~~W~~	127,583	~~W~~	—	~~W~~	127,583
KT-SB Venture Investment		9,722	50.0%		4,861		—		4,861
Mongolian Telecommunications		18,708	40.0%		7,483		—		7,483
KT Wibro Infra Co., Ltd.		264,431	26.2%		69,328		—		69,328
KT-CKP New Media Investment Fund		7,772	49.7%		3,860		—		3,860
QTT Global (Group) Company Limited		16,656	25.0%		4,164		9,013		13,177

	2014
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction and others		Book value
Korea Information & Technology Fund	~~W~~	368,900	33.3%	~~W~~	122,967	~~W~~	—	~~W~~	—	~~W~~	122,967
KT-SB Venture Investment		45,114	50.0%		22,557		—		—		22,557
Mongolian Telecommunications		18,693	40.0%		7,477		—		—		7,477
KT Wibro Infra Co., Ltd.		261,215	26.2%		68,491		—		—		68,491
KT-CKP New Media Investment Fund		8,025	49.7%		3,986		—		—		3,986
QTT Global (Group) Company Limited		15,853	25.0%		3,963		9,013		—		12,976
How Smartmall Private Special Asset Investment Trust		36,537	80.8%		29,511		—		(1,881)		27,630

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Marketable investments in associates and joint ventures as of December 31, 2015 and 2014, are as follows:

	2015
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	~~W~~	7,483	~~W~~	4,884

	2014
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	~~W~~	7,477	~~W~~	8,247

Due to suspending equity method, the Company has not recognized loss from associates and joint ventures of ~~W~~601 million for the year (2014: ~~W~~11,425 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2015, which was not recognized by the Company is ~~W~~51,597 million (2014: ~~W~~50,996 million).

15.	Trade and other payables

The Company’s trade and other payables as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Current liabilities
Trade payables	~~W~~	1,290,373	~~W~~	1,200,032
Other payables		4,983,479		5,213,176

Total	~~W~~	6,273,852	~~W~~	6,413,208

Non-current liabilities
Trade payables	~~W~~	9,944	~~W~~	6,457
Other payables		564,007		902,735

Total	~~W~~	573,951	~~W~~	909,192

Details of other payables as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Non-trade payables[1]	~~W~~	3,581,505	~~W~~	3,768,923
Accrued expenses		921,650		954,489
Operating deposits		885,566		886,165
Others		158,765		506,334
Less: non-current		(564,007)		(902,735)

Current	~~W~~	4,983,479	~~W~~	5,213,176

[1]	Settlement payables of BC Card Co., Ltd. of ~~W~~1,386,081 million related to credit card transactions included as of December 31, 2015 (2014: ~~W~~1,331,249 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

16.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2015 and 2014, are as follows:

Bonds Payable

(In millions of Korean won and foreign currencies in thousands)			2015			2014
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won

MTNP notes [1]	Sep. 07, 2034	6.50%	USD	100,000	117,200	USD	100,000	~~W~~	109,920
MTNP notes [1]	July 15, 2015	—		—	—	USD	400,000		439,680
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000	234,400	USD	200,000		219,840
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000	410,200	USD	350,000		384,720
FR notes [2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD	300,000	351,600	USD	300,000		329,760
MTNP notes	Jan. 29, 2015	—		—	—	JPY	5,000,000		46,007
MTNP notes	Jan. 29, 2016	0.70%	JPY	18,200,000	176,906	JPY	18,200,000		167,465
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	66,097	JPY	6,800,000		62,570
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000	761,800	USD	650,000		714,480
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	410,200	USD	350,000		384,720
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000	145,802		—		—
The 167-2nd Public bond	Apr. 20, 2015	—		—	—		—		100,000
The 168-2nd Public bond	June 21, 2015	—		—	—		—		90,000
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—	100,000		—		100,000
The 176-3rd Public bond	May 28, 2016	5.24%		—	260,000		—		260,000
The 177-2nd Public bond	Feb. 09, 2015	—		—	—		—		190,000
The 177-3rd Public bond	Feb. 09, 2017	5.38%		—	170,000		—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—	260,000		—		260,000
The 180-1st Public bond	Apr. 26, 2016	4.35%		—	210,000		—		210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—	380,000		—		380,000
The 181-1st Public bond	Aug. 26, 2016	3.94%		—	260,000		—		260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—	90,000		—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—	250,000		—		250,000
The 182-1st Public bond	Oct. 28, 2016	4.11%		—	320,000		—		320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—	100,000		—		100,000
The 183-1st Public bond	Dec. 22, 2016	3.81%		—	50,000		—		50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—	90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—	160,000		—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—	120,000		—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—	190,000		—		190,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won and foreign currencies in thousands)			2015		2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won

The 184-3rd Public bond	Apr. 10, 2033	3.17%	—	100,000	—	100,000
The 185-1st Public bond	Sep. 16, 2018	3.46%	—	200,000	—	200,000
The 185-2nd Public bond	Sep. 16, 2020	3.65%	—	300,000	—	300,000
The 186-1st Public bond	June 26, 2017	2.86%	—	120,000	—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%	—	170,000	—	170,000
The 186-3rd Public bond	June 26.2024	3.42%	—	110,000	—	110,000
The 186-4th Public bond	June 26, 2034	3.70%	—	100,000	—	100,000
The 187-1st Public bond	Sep. 02, 2017	2.69%	—	110,000	—	110,000
The 187-2nd Public bond	Sep. 02, 2019	2.97%	—	220,000	—	220,000
The 187-3rd Public bond	Sep. 02, 2024	3.31%	—	170,000	—	170,000
The 187-4th Public bond	Sep. 02, 2034	3.55%	—	100,000	—	100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—	160,000	—	—
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—	240,000	—	—
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—	50,000	—	—
The 32-3rd Public bond	Jan. 22, 2015	—	—	—	—	30,000
The 33rd Public bond	Feb. 11, 2015	—	—	—	—	50,000
The 36-3rd Public bond	Apr. 30, 2015	—	—	—	—	20,000
The 40-3rd Public bond	Aug. 10, 2015	—	—	—	—	20,000
The 42-3rd Public bond	Nov. 22, 2015	—	—	—	—	10,000
The 43-2nd Public bond	Jan. 28, 2015	—	—	—	—	10,000
The 43-3rd Public bond	Jan. 28, 2016	—	—	—	—	30,000
The 46-3rd Public bond	May 26, 2015	—	—	—	—	20,000
The 46-4th Public bond	May 26, 2016	—	—	—	—	20,000
The 48th Public bond	Aug. 11, 2016	—	—	—	—	10,000
The 50-2nd Public bond	Sep. 21, 2016	—	—	—	—	5,000
The 51-2nd Public bond	Sep. 30, 2016	—	—	—	—	20,000
The 55-2nd Public bond	Nov. 16, 2015	—	—	—	—	20,000
The 55-3rd Public bond	Nov. 16, 2016	—	—	—	—	5,000
The 57-2nd Public bond	Jan. 05, 2016	—	—	—	—	20,000
The 57-3rd Public bond	Jan. 05, 2017	—	—	—	—	30,000
The 58-2nd Public bond	July 10, 2015	—	—	—	—	20,000
The 59-1st Public bond	May 25, 2015	—	—	—	—	20,000
The 59-2nd Public bond	May 25, 2016	—	—	—	—	20,000
The 59-3rd Public bond	May 25, 2017	—	—	—	—	40,000
The 60th Public bond	July 13, 2015	—	—	—	—	40,000
The 61st Public bond	Sep. 22, 2017	—	—	—	—	45,000
Asset backed short-term bond	Feb. 27, 2015	—	—	—	—	25,000
The 62-1st Public bond	Aug. 27, 2015	—	—	—	—	20,000
The 62-2nd Public bond	Oct. 11, 2017	—	—	—	—	50,000
The 63rd Public bond	Sep. 27, 2017	—	—	—	—	40,000
The 64-1st Public bond	Oct. 29, 2015	—	—	—	—	20,000
The 64-2nd Public bond	Dec. 21, 2017	—	—	—	—	50,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won and foreign currencies in thousands)			2015		2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won

The 65th Public bond	Mar. 22, 2018	—	—	—	—	55,000
The 66th Public bond	Apr. 02, 2018	—	—	—	—	54,000
The 67-1st Public bond	Mar. 22, 2017	—	—	—	—	30,000
The 67-2nd Public bond	Mar. 22, 2018	—	—	—	—	40,000
The 67-3rd Public bond	Mar. 22, 2020	—	—	—	—	20,000
The 68-1st Public bond	Apr. 30, 2016	—	—	—	—	40,000
The 68-2nd Public bond	Apr. 30, 2017	—	—	—	—	10,000
The 69-2nd Public bond	June 27, 2016	—	—	—	—	20,000
The 69-3rd Public bond	June 27, 2018	—	—	—	—	20,000
The 70-1st Public bond	Oct. 28, 2016	—	—	—	—	40,000
The 70-2nd Public bond	Oct. 28, 2018	—	—	—	—	10,000
The 71-1st Public bond	Nov. 29, 2016	—	—	—	—	10,000
The 71-2nd Public bond	Nov. 29, 2020	—	—	—	—	30,000
The 72-1st Public bond	Dec. 23, 2015	—	—	—	—	10,000
The 72-2nd Public bond	Dec. 23, 2016	—	—	—	—	30,000
The 73-1st Public bond	Mar. 17, 2016	—	—	—	—	30,000
The 73-2nd Public bond	Sep. 17, 2017	—	—	—	—	20,000
The 74th Public bond	Oct. 02, 2017	—	—	—	—	50,000
The 75-1st Public bond	Nov. 23, 2015	—	—	—	—	50,000
The 75-2nd Public bond	Nov. 21, 2017	—	—	—	—	50,000
Asset backed short-term bond	Jan. 13, 2015	—	—	—	—	10,000
Unsecured private convertible bond	Jan. 20, 2016	—	—	—	—	15,000
Unsecured public bond in won	Jan. 24, 2016	3.43%	—	30,000	—	30,000
The 16th unsecured bond	Apr. 23, 2015	—	—	—	—	80,000
The 17th unsecured bond	Apr. 22, 2018	1.89%	—	60,000	—	—
The 2nd convertible preferred stock	Oct. 17, 2015	—	—	—	—	2,100
The 28-2nd Public bond	Apr. 05, 2016	—	—	—	—	65,000
The 29th Public bond	Sep. 05, 2016	—	—	—	—	45,000
The 31-1st Public bond	June 15,2015	—	—	—	—	100,000
Unsecured private convertible bond	Sep. 30, 2018	—	—	—	—	179
The 32-1st Public bond	Nov. 20, 2015	—	—	—	—	100,000
The 32-2nd Public bond	Nov. 20, 2017	—	—	—	—	100,000
The 33th Public bond	Mar. 21, 2018	—	—	—	—	53,000
The 31-2nd Public bond	June 15, 2017	—	—	—	—	100,000
The 34th Public bond	Mar. 21, 2018	—	—	—	—	54,000
The 36th Public bond	June 21, 2018	—	—	—	—	50,000
The 37th Public bond	June 21, 2018	—	—	—	—	50,000
The 38-1st Public bond	Nov. 20, 2015	—	—	—	—	40,000
The 38-2nd Public bond	Nov. 20, 2016	—	—	—	—	60,000
The 39-1st Public bond	Aug. 28, 2017	—	—	—	—	150,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won and foreign currencies in thousands)			2015			2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

The 39-2nd Public bond	Aug. 28, 2019	—	—		—	—		50,000
The 40-1st Public bond	Oct. 31, 2017	—	—		—	—		50,000
The 40-2nd Public bond	Oct. 31, 2019	—	—		—	—		50,000

					7,924,205			10,532,441

Less: Current portion					(1,540,771)			(1,597,732)

Discount on bonds					(20,480)			(28,258)

Add: Premium on bonds redemption					—			1,483

Conversion right adjustment					—			12

Total				~~W~~	6,362,954		~~W~~	8,907,946

[1]	As of December 31, 2015, the Controlling Company has outstanding notes in the amount of USD 300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	Libor (3M) are approximately 0.612 % as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Short-term borrowings

(In millions of Korean won and foreign currencies in thousands)		Annual interest rates as	2015			2014
Financial institution	Type		Foreign Currency	Korean won		Foreign Currency		Korean Won
Shinhan Bank	Commercial papers	—	—	~~W~~	—		—	~~W~~	140,000
	Commercial papers	—	—		—	VND	32,000,000		1,667
	Commercial papers	—	—		—	USD	2,000		2,198
	General loan	3.42%	—		100,000		—		101,200
	Credit loan	—	—		—		—		12,383
	Usance	2.54% ~ 3.77%	—		31,000		—		19,000
	Facility loans	—	—		—		—		40,000
Standard Chartered Bank	Secured loans	2.86%	—		8,000		—		10,000
Samsung Securities	Commercial papers	—	—		—		—		50,000
Korea Investment & Securities Co., Ltd.	Commercial papers	—	—		—		—		230,000
Woori Bank	Commercial papers	—	—		—	VND	61,756,000		3,218
	General loans	—	—		—		—		1,246
	Credit loan	3.97%			346		—		—
	Usance	2.67% ~ 2.75%			6,000		—		—
Korea Exchange Bank	Commercial papers	—	—		—		—		50,000
	Credit loans	—	—		—		—		4,000
	Revolving loan	—	—		—		—		2,000
Kookmin Bank	General loans	—	—		—		—		3,500
	Facility loans	—	—		—		—		50,000
	Credit loans	3.97%	—		1,452		—		1,000
	Commercial papers	—	—		—		—		25,000
Citibank	Usance	—	—		—		—		11,000
Korea Development Bank	Credit loans	3.52%	—		15,000		—		10,000
	General loans	—	—		—		—		80,000
	Usance	2.25%	—		5,100		—		—
IBK Bank	Credit loans	5.61%	—		4,000		—		6,000
KT Capital	Credit loans	3.80% ~ 4.95%			3,900		—		—
NH Investment & Securities	Commercial papers	—	—		—		—		25,000
HYUNDAI Securities	Commercial papers	—	—		—		—		30,000
Woori Investment & Securities	Commercial papers	—	—		—		—		10,000
KTB Investment & Securities	Commercial papers	—	—		—		—		70,000
Hana Daetoo Securities Co., Ltd.	Commercial papers	—	—		—		—		5,000
NongHyup Bank	Facility loans	—	—		—		—		50,000
Shinyoung Securities Co., Ltd.	Commercial papers	—	—		—		—		55,000
UFJ Bank	LC	—	—		—	JPY	194,236		1,943

Total				~~W~~	174,798			~~W~~	1,100,355

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Long-term borrowings

(In millions of Korean won and foreign currencies in thousands)			2015				2014
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency	Korean won
Shinhan Bank	Informatization promotion funds [1]	—		—	~~W~~	—	—	~~W~~	1,539
	General loans	2.54% ~ 4.20%		—		32,000	—		21,000
	Facility loans	2.50%		—		2,497	—		100,320
	Vessel facility loans	1.03%	USD	27,000		31,644	—		—
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%		—		5,428	—		5,922
Korea Exchange Bank	General loans	—		—		—	—		25,210
National Federation of Fisheries Cooperatives	General loans	—		—		—	—		50,000
NH Bank	General loans	—		—		—	—		58,000
	Facility loans	2.00%		—		123	—		183
Korea Development Bank	General loans	—		—		—	—		20,000
	Facility loans	—		—		—	—		170,000
Industrial Bank of Korea	Facility loans	—		—		—	—		167
Samsung Securities	Commercial papers	—		—		—	—		100,000
HYUNDAI Securities	Commercial papers	—		—		—	—		160,000
IBK Securities	Commercial papers	—		—		—	—		50,000
Shinhan invest corp	Commercial papers	—		—		—	—		40,000
NH Investment & Security Co., Ltd.	Commercial papers	3.17%		—		300,000	—		300,000
The Jeonbuk Bank Ltd	General loans	—		—		—	—		20,000
	Facility loans	—		—		—	—		30,000
Others	Redeemable convertible preferred stock [2]	—		—		950	—		56,768
	Kookmin Bank and other	2.11% ~ 2.45%	USD	156,768		183,732	—		243

						556,374			1,209,352

	Less: Current portion					(10,529)			(257,557)

	Total				~~W~~	545,845		~~W~~	951,795

[1]	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	Skylife TV Co., Ltd., a subsidiary of the Company, issued 1,900,000 of redeemable convertible preferred stock with a par value of ~~W~~500 in 2010.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2015, is as follows:

(in millions of Korean won)	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
2016	~~W~~	1,130,000	~~W~~	411,306	~~W~~	1,541,306	~~W~~	178,295	~~W~~	7,032	~~W~~	185,327	~~W~~	1,726,633
2017		400,000		1,172,000		1,572,000		1,936		42,203		44,139		1,616,139
2018		830,000		563,499		1,393,499		31,512		53,927		85,439		1,478,938
2019		390,000		410,200		800,200		300,518		53,927		354,445		1,154,645
Thereafter		2,500,000		117,200		2,617,200		3,535		58,287		61,822		2,679,022

Total	~~W~~	5,250,000	~~W~~	2,674,205	~~W~~	7,924,205	~~W~~	515,796	~~W~~	215,376	~~W~~	731,172	~~W~~	8,655,377

Book value and fair value of the Company’s bonds payable and borrowings as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	~~W~~	7,903,725	~~W~~	7,965,097	~~W~~	10,505,678	~~W~~	10,537,442
Long-term borrowings (Including current borrowings)		556,374		544,991		1,209,352		1,183,645
Short-term borrowings		174,798		174,798		1,100,355		1,100,355

Total	~~W~~	8,634,897	~~W~~	8,684,886	~~W~~	12,815,385	~~W~~	12,821,442

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.03% ~ 4.20% as of December 31, 2015 (2014: 3.36% ~ 4.28%).

17.	Provisions

The changes in provisions for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2015.1.1	~~W~~	20,239	~~W~~	98,122	~~W~~	99,508	~~W~~	217,869
Increase (Transfer)		10,633		6,093		15,162		31,888
Usage		(6,860)		(7,498)		(23,625)		(37,983)
Reversal		(6,488)		(4,890)		(5,124)		(16,502)

Balance at 2015.12.31	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272

Current portion		17,524		1,124		85,259		103,907
Non-current portion		—		90,703		662		91,365

	2014
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2014.1.1	~~W~~	50,912	~~W~~	105,279	~~W~~	92,125	~~W~~	248,316
Increase (Transfer)		4,574		5,515		61,342		71,431
Usage		(11,988)		(4,022)		(43,285)		(59,295)
Reversal		(23,259)		(9,549)		(9,963)		(42,771)
Changes in scope of consolidation		—		899		(711)		188

Balance at 2014.12.31	~~W~~	20,239	~~W~~	98,122	~~W~~	99,508	~~W~~	217,869

Current portion		20,239		718		90,482		111,439
Non-current portion		—		97,404		9,026		106,430

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2015		2014
Present value of defined benefit obligations	~~W~~	1,601,974	~~W~~	1,460,957
Fair value of plan assets		(1,077,891)		(867,119)

Liabilities	~~W~~	524,083	~~W~~	593,838

The changes in the defined benefit obligations for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	1,460,957	~~W~~	1,636,593
Current service cost		200,994		184,870
Interest expense		40,641		48,863
Benefit paid		(119,366)		(131,796)
Losses on settlements of plan		—		666,299
Changes due to settlements of plan [1]		—		(1,321,683)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(8,637)		27,745
Actuarial gains and losses arising from changes in financial assumptions		47,230		204,847
Actuarial gains and losses arising from experience adjustments		8,469		73,819
Changes in scope of Consolidation		(28,314)		71,400

Ending	~~W~~	1,601,974	~~W~~	1,460,957

[1]	The payment of the benefits for voluntary retirement amounts to ~~W~~1,215,407 million in 2014.

Changes in the fair value of plan assets for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	867,119	~~W~~	1,050,510
Interest income		23,848		30,966
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,901)		(5,775)
Benefits paid		(88,490)		(61,085)
Changes due to settlements of plan [1]		—		(381,501)
Employer contributions		297,967		182,904
Changes in scope of consolidation		(19,652)		51,100

Ending	~~W~~	1,077,891	~~W~~	867,119

[1]	The payment from the plan assets for voluntary retirement amounts to ~~W~~307,268 million in 2014.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Amounts recognized in the statement of income for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Current service cost	~~W~~	200,994	~~W~~	184,870
Net Interest cost		16,793		17,897
Losses on settlements		—		666,299
Transfer out		(11,942)		(6,173)
Transfer to discontinued operation		(3,031)		(5,721)

Total expenses	~~W~~	202,814	~~W~~	857,172

Principal actuarial assumptions used are as follows:

	2015.12.31	2014.12.31
Discount rate	1.95% ~ 2.70%	2.37% ~ 3.80%
Future salary increase	1.12% ~ 7.27%	2.00% ~ 8.10%

As of December 31, 2015, total amounts of the plan assets are invested in principal and interest- guaranteed financial instruments.

The sensitivity of the defined benefit obligations as of December 31, 2015, to changes in the weighted principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption

Discount rate	0.5% point	(69,064)	70,730
Salary growth rate	0.5% point	67,813	(66,475)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Company equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2016, are ~~W~~313,346 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	~~W~~	114,154	~~W~~	121,367	~~W~~	402,614	~~W~~	3,806,911	~~W~~	4,445,046

The weighted average duration of the defined benefit obligations is 9.8 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2015, is ~~W~~35,699 million (2014: ~~W~~25,423 million).

20.	Commitments and Contingencies

As of December 31, 2015, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount

Bank overdraft	Kookmin Bank and others	KRW	1,869,800	3,698
Commercial papers Factoring	Korea Exchange Bank and others	KRW	520,000	300,000
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	720,000	19,469
Plus electronic notes payable	Shinhan Bank	KRW	50,000	374
Loans for working capital	Industrial Bank of Korea and others	KRW	243,100	105,100
	Woori Bank	USD	960	—
Comprehensive credit line	Korea Exchange Bank	KRW	35,000	4,030
Green energy factoring	Kookmin Bank and others	KRW	387	185
FX forward trading commitment	Industrial Bank of Korea	USD	11,500	—
Facility loans	Korea Development Bank and others	KRW	40,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,428
Total		KRW	3,515,987	438,284
		USD	12,460	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	97,482
		USD	5,123
		DZD[1]	25,863
Guarantee for import letters of credit	Kookmin Bank and others	USD	5,980
Guarantee for payment in foreign currency	Korea Exchange Bank and others	PLN[2]	23,000
		USD	87,242
Guarantee for payment in local currency	Woori Bank and others	KRW	11,604
Guarantee for refund advance payments	Export-Import Bank of Korea	USD	87,928
Bid guarantee	Korea Software Financial Cooperative	KRW	74,945
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW	227,385
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW	56,344
Warranty guarantee	Seoul Guarantee Insurance	KRW	461
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	578,904
Guarantees for licensing	Seoul Guarantee Insurance	KRW	12,581
Guarantees for deposits	Seoul Guarantee Insurance	KRW	5,135
Guarantees for public sale	Seoul Guarantee Insurance	KRW	80
Total		KRW	1,064,921
		USD	186,273
		DZD[1]	25,863
		PLN[2]	23,000

[1]	Algeria Dinar
[2]	Polish Zloty

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, guarantees provided by the Company for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gyeryeong Rishivill II Aptartment	Shinhan Bank	~~W~~	50,000	~~W~~	49,748	Jun. 10, 2014 ~ May 31, 2016
Individuals with the right of ownership of Busan Lotte Castle Blue Ocean Apartment	Shinhan Bank	~~W~~	56,550	~~W~~	9,395	July 31, 2015 ~Nov. 30, 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2015, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~6,951 million.

For the year ended December 31, 2015, the Company made agreements with the Securitization Specialty Companies Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd. (2014: Olleh KT Thirteenth to Eighteenth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2015, the Company is a defendant in 194 lawsuits, with an aggregate amount of ~~W~~85,833 million (2014: ~~W~~230,006 million). As of December 31, 2015, litigation provisions of ~~W~~17,524 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The Company appealed to the Supreme Court and the final outcome of the case cannot yet be predicted.

On March 6, 2014, the website of the Controlling Company was accessed by hackers and personal information of the customers was stolen. There are lawsuits against the Controlling Company over this breach seeking damages of approximately ~~W~~6,661 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted.

Asia Broadcast Satellite Holdings Ltd. (ABS) sued the Controlling Company and its subsidiary, KT Sat, at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. Currently, the mediator selection process for the Controlling Company, KT Sat and ABS is complete, and the process of arbitration is in progress. The final outcome of this arbitration cannot yet be predicted.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

21.	Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Acquisition costs	~~W~~	285,932	~~W~~	94,247
Accumulated depreciation		(122,617)		(39,032)

Net balance	~~W~~	163,315	~~W~~	55,215

As of December 31, 2015, the Company recognizes financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~72,297 million (2014: ~~W~~97,494 million) for the year ended December 31, 2015.

Details of future minimum lease payments as of December 31, 2015 and 2014, under finance lease contracts are summarized below:

(in millions of Korean won)	2015		2014
Total amount of minimum lease payments
Within one year	~~W~~	78,996	~~W~~	22,516
From one year to five years		105,555		37,382

Total	~~W~~	184,551	~~W~~	59,898

Unrealized interest expense		(28,354)		4,891

Net amount of minimum lease payments
Within one year		61,175		20,155
From one year to five years		95,022		34,852

Total	~~W~~	156,197	~~W~~	55,007

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Operating Lease

Details of future minimum lease payments as of December 31, 2015 and 2014, under operating lease contracts are summarized below:

(in millions of Korean won)	2015		2014
Within one year	~~W~~	110,771	~~W~~	77,727
From one year to five years		297,027		312,305
Thereafter		77,859		165,799

Total	~~W~~	485,657	~~W~~	555,831

Operating lease expenses incurred for the years ended December 31, 2015 and 2014, amounted to ~~W~~111,776 million, and ~~W~~125,430 million, respectively.

The Company as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2015, are as follows:

(in millions of Korean won)	Minimum lease receipts		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	~~W~~	6,375	~~W~~	6,375	~~W~~	(358)	~~W~~	6,017
From one year to five years		8,814		8,814		(186)		8,628

Total	~~W~~	15,189	~~W~~	15,189	~~W~~	(544)	~~W~~	14,645

Details of finance lease assets as of December 31, 2014, are as follows:

(in millions of Korean won)	Minimum lease receipts		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	~~W~~	286,570	~~W~~	286,570	~~W~~	(20,794)	~~W~~	265,776
From one year to five years		363,277		363,277		(24,116)		339,161
Thereafter		874		874		(65)		809

Total	~~W~~	650,721	~~W~~	650,721	~~W~~	(44,975)	~~W~~	605,746

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of bad debts allowance for finance lease receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Within one year	~~W~~	278	~~W~~	6,794
From one year to five years		109		14,412
Thereafter		—		127

Total	~~W~~	387	~~W~~	21,333

Operating Lease

Details of operating lease assets as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Acquisition costs	~~W~~	—	~~W~~	2,698,249
Accumulated depreciation		—		(754,531)

Net balance[1]	~~W~~	—	~~W~~	1,943,718

[1]	Due to disposal of KT Rental, there are no operating lease assets as of December 31, 2015.

Details of future minimum lease payments as of December 31, 2015 and 2014, under operating lease contracts are summarized below:

(in millions of Korean won)	2015		2014
Within one year	~~W~~	—	~~W~~	547,194
From one year to five years		—		673,117

Total[1]	~~W~~	—	~~W~~	1,220,311

[1]	Due to disposal of KT Rental, there are no operating lease assets as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

22.	Capital Stock

As of December 31, 2015 and 2014, the Company’s number of authorized shares is one billion.

	2015					2014
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value per share of common stock.

23.	Retained Earnings

Details of retained earnings as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,738,028		4,824,695
Unappropriated retained earnings		3,539,028		2,964,186

Total	~~W~~	9,059,305	~~W~~	8,571,130

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2015 and 2014, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2015		2014
Investments in associates and joint ventures	~~W~~	(10,312)	~~W~~	(8,955)
Loss on derivatives		(23,234)		(37,158)
Gain of valuation on Available-for-sale		52,415		76,725
Foreign currency translation adjustment		(4,999)		(4,822)

Total	~~W~~	13,870	~~W~~	25,790

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	~~W~~	(8,955)	~~W~~	(1,357)	~~W~~	—	~~W~~	(10,312)
Gain or loss on derivatives		(37,158)		49,920		(35,996)		(23,234)
Gain or loss of valuation on Available-for-sale		76,725		(6,249)		(18,061)		52,415
Foreign currency translation adjustment		(4,822)		(177)		—		(4,999)

Total	~~W~~	25,790	~~W~~	42,137	~~W~~	(54,057)	~~W~~	13,870

	2014
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	~~W~~	(12,681)	~~W~~	3,726	~~W~~	—	~~W~~	(8,955)
Gain or loss on derivatives		(9,337)		16,974		(44,795)		(37,158)
Gain or loss of valuation on Available-for-sale		55,836		20,889		—		76,725
Foreign currency translation adjustment		(9,280)		4,458		—		(4,822)

Total	~~W~~	24,538	~~W~~	46,047	~~W~~	(44,795)	~~W~~	25,790

As of December 31, 2015 and 2014, the other components of equity are as follows:

(in millions of Korean won)	2015		2014
Treasury stock[1]	~~W~~	(866,156)	~~W~~	(866,316)
Loss on disposal of treasury stock[2]		2,869		(21,847)
Share-based payments		3,737		3,627
Others[3]		(373,313)		(376,173)

Total	~~W~~	(1,232,863)	~~W~~	(1,260,709)

[1]	During the year ended December 31, 2015, the Company granted 3,008 treasury shares as share-based payment.
[2]	The amount directly reflected in equity is ~~W~~16 million (2014: ~~W~~9 million) as of December 31, 2015.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, the details of treasury stock are as follows:

	2015		2014
Number of shares		16,262,008		16,249,100
Amounts (In millions of Korean won)	~~W~~	866,156	~~W~~	866,316

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

25.	Share-Based Payments

The details of share-based payments as of December 31, 2015, are as follows:

9th
Grant date	April 29, 2015
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 30,900
Total compensation costs (in Korean won)	~~W~~ 3,737 million
Estimated exercise date (exercise date)	During 2016
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price as of December 31, 2015 and 2014, are as follows:

	2015
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
8th grant	251,833	—	248,825	—	3,008	—	—
9th grant	—	263,123	—	—	—	263,123	—

Total	251,833	263,123	248,825	—	3,008	263,123	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
7th grant	282,228	—	278,175	—	4,053	—	—
8th grant	—	251,833	—	—	—	251,833	—

Total	282,228	251,833	278,175	—	4,053	251,833	—

[1]	The weighted average price of common stock at the time of exercise during 2015 was ~~W~~30,900 (2014: ~~W~~32,500).

26.	Operating Revenues

Operating revenues for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Sales of services	~~W~~	19,455,693	~~W~~	19,059,464
Sale of goods[1]		2,825,528		3,252,202

Operating revenues	~~W~~	22,281,221	~~W~~	22,311,666

[1]	Includes revenue from construction commitment recognized using percentage completion method.

27.	Construction Commitments

The changes in construction contracts as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Chungbuk apartment	~~W~~	52,380	~~W~~	792	~~W~~	52,910	~~W~~	262
Busan apartment		—		97,412		16,638		80,774

	2014
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Kimhae apartment	~~W~~	3,910	~~W~~	129	~~W~~	4,039	~~W~~	—
Chungbuk apartment		—		86,692		34,312		52,380

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Gains or losses from construction in progress as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Chungbuk apartment	~~W~~	87,222	~~W~~	77,909	~~W~~	9,313	~~W~~	59,481	~~W~~	—
Busan apartment		16,638		13,636		3,002		13,393		—

	2014
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Kimhae apartment	~~W~~	141,296	~~W~~	103,065	~~W~~	38,231	~~W~~	140,285	~~W~~	—
Chungbuk apartment		34,312		30,709		3,603		31,601		—

Amounts due from and to customers for contract work as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Amount due from customers for contract work [1]		Amount due to customers for contract work
Chungbuk apartment	~~W~~	27,741	~~W~~	—
Busan apartment		3,245		—

	2014
(in millions of Korean won)	Amount due from customers for contract work[1]		Amount due to customers for contract work [2]
Kimhae apartment	~~W~~	1,011	~~W~~	—
Chungbuk apartment		2,711		—

[1]	Amount due from customers for contract work is recorded as non-trade receivables in the statements of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

28.	Operating Expenses

Operating expenses for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Salaries and wages	~~W~~	3,303,484	~~W~~	3,918,750
Depreciation		2,756,131		2,760,915
Amortization of intangible assets		582,467		564,779
Commissions		1,036,852		1,355,169
Interconnection charges		689,293		797,329
International interconnection fee		231,060		238,404
Purchase of inventories		3,897,103		3,513,786
Changes of inventories		(132,095)		220,791
Sales commission		1,856,595		2,628,978
Service Cost		1,163,887		1,280,506
Utilities		319,303		313,329
Taxes and Dues		256,958		232,056
Rent		469,950		451,365
Insurance premium		211,104		210,711
Installation fee		249,413		317,684
Advertising expenses		177,348		152,122
Research and development expenses		183,821		192,034
Card service cost		2,959,765		2,883,060
Provision		97,935		119,431
Others		677,903		567,057

Total	~~W~~	20,988,277	~~W~~	22,718,256

Details of salaries and wages for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Short-term employee benefits	~~W~~	3,055,699	~~W~~	2,627,785
Post-employment benefits(Defined benefit plan)		202,814		857,172
Post-employment benefits(Defined contribution plan)		35,699		25,423
Post-employment benefits (Others)		5,535		404,743
Share-based payment		3,737		3,627

Total	~~W~~	3,303,484	~~W~~	3,918,750

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

29.	Other income and other expenses

Other income for the years ended December 31, 2015 and 2014, consists of:

(in millions of Korean won)	2015		2014
Gains on disposal of property, equipment and investment property	~~W~~	41,501	~~W~~	67,239
Gains on disposal of intangible assets		2,283		2,093
Compensation on property and equipment		129,388		69,294
Gains on government subsidies		11,418		8,819
Gain on disposal of investments in subsidiaries		12,278		5,546
Others[1]		291,315		100,442

Total	~~W~~	488,183	~~W~~	253,433

[1]	The 2015 amount includes the gains on transaction of financial liabilities at fair value through profit or loss amounting to ~~W~~172,671 million.

Other expenses for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Loss on disposal of property, equipment and investment property	~~W~~	153,555	~~W~~	200,604
Loss on disposal of intangible assets		36,261		19,620
Loss on disposal of subsidiaries		4,081		24,590
Impairment loss on intangible asset		292,345		87,275
Donation		54,701		73,771
Provision		13,470		70,679
Others		140,934		167,910

Total	~~W~~	695,347	~~W~~	644,449

30.	Financial Income and Expenses

Details of financial income for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Interest income	~~W~~	70,035	~~W~~	80,244
Gain on foreign currency transactions		18,766		37,226
Gain on foreign currency translation		11,280		34,749
Gain on settlement of derivatives		368		2,134
Gain on valuation of derivatives		141,512		93,235
Others		30,899		5,501

Total	~~W~~	272,860	~~W~~	253,089

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of financial expenses for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Interest expenses	~~W~~	385,925	~~W~~	475,084
Loss on foreign currency transactions		42,831		25,961
Loss on foreign currency translation		175,613		126,074
Loss on settlement of derivatives		6,280		35,240
Loss on valuation of derivatives		1,733		25,357
Loss on disposal of trade receivables		2,539		16,464
Impairment loss on available-for-sale financial assets		1,805		70,022
Others		28,605		28,536

Total	~~W~~	645,331	~~W~~	802,738

31.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	305,858	~~W~~	272,248
Deferred tax assets to be recovered after more than 12 months		1,182,043		1,416,347

		1,487,901		1,688,595

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(14,188)		(1,058)
Deferred tax liability to be recovered after more than 12 months		(760,946)		(753,581)

		(775,134)		(754,639)

Deferred tax assets after offset	~~W~~	842,417	~~W~~	1,077,920

Deferred tax liabilities after offset	~~W~~	129,650	~~W~~	143,964

The gross movements on the deferred income tax account for the years ended December 31, 2015 and 2014, are calculated as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	933,956	~~W~~	532,065
Charged(credited) to the income statement		(234,242)		321,657
Charged(credited) to other comprehensive income		21,977		75,104
Changes in scope of consolidation		(8,924)		5,130

Ending	~~W~~	712,767	~~W~~	933,956

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2015
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial liabilities	~~W~~	(422)	~~W~~	(14,281)	~~W~~	(4,454)	~~W~~	2	~~W~~	(19,155)
Available-for-sale financial assets		(40,816)		(42)		11,499		(71)		(29,430)
Investment in joint ventures and associates		(44,678)		(6,630)		1,282		(209)		(50,235)
Depreciation		(52,383)		(1,489)		—		—		(53,872)
Advanced depreciation provision		(238,130)		6,438		—		—		(231,692)
Deposits for severance benefits		(204,986)		(50,730)		—		3,792		(251,924)
Accrued income		(1,675)		(173)		—		40		(1,808)
Prepaid expenses		427		(35)		—		55		447
Reserve for technology and human resource Development		(22,637)		21,421		—		—		(1,216)
Others		(149,339)		10,382		—		2,708		(136,249)

		(754,639)		(35,139)		8,327		6,317		(775,134)

Deferred tax assets
Derivatives financial ssets		18,174		(18,174)		—		—		—
Allowance for doubtful accounts		142,806		(8,117)		—		2,054		136,743
Inventory valuation		(19)		75		—		—		56
Contribution for construction		22,040		(2,422)		—		—		19,618
Accrued expenses		50,627		13,669		—		(179)		64,117
Provisions		28,330		(4,048)		—		(3,929)		20,353
Property and equipment		239,683		108		—		—		239,791
Retirement benefit obligations		297,497		25,686		12,091		(3,294)		331,980
Withholding of facilities expenses		7,809		(449)		—		—		7,360
Accrued payroll expenses		19,776		6,646		—		(4,788)		21,634
Deduction of installment receivables		4,310		6,203		—		—		10,513
Present value discount		1,768		(2,015)		—		—		(247)
Assets retirement obligation		18,362		(1,388)		—		—		16,974
Gain or loss foreign currency translation		16,980		26,303		—		—		43,283
Deferred revenue		64,649		(20,628)		—		(229)		43,792
Foreign operation translation difference		2,036		—		1,559		—		3,595
Tax credit carryforwards		203,278		9,542		—		—		212,820
Tax loss carryforward		411,755		(304,270)		—		—		107,485
Others		138,734		74,176		—		(4,876)		208,034

		1,688,595		(199,103)		13,650		(15,241)		1,487,901

Net balance	~~W~~	933,956	~~W~~	(234,242)	~~W~~	21,977	~~W~~	(8,924)	~~W~~	712,767

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial liabilities	~~W~~	(413)	~~W~~	(118)	~~W~~	—	~~W~~	109		(422)
Available-for-sale financial assets		(33,852)		(71)		(7,076)		183		(40,816)
Investment in joint ventures and associates		(32,572)		(10,986)		(1,120)		—		(44,678)
Depreciation		(238,230)		100		—		—		(238,130)
Advanced depreciation provision		(70,127)		17,889		—		(145)		(52,383)
Deposits for severance benefits		(267,163)		66,449		—		(4,272)		(204,986)
Accrued income		(1,608)		(67)		—		—		(1,675)
Prepaid expenses		290		128		—		9		427
Reserve for technology and human resource development		(43,889)		21,252		—		—		(22,637)
Others		(151,065)		9,790		—		(8,064)		(149,339)

		(838,629)		104,366		(8,196)		(12,180)		(754,639)

Deferred tax assets
Derivatives financial assets		32,595		(23,298)		8,877		—		18,174
Allowance for doubtful accounts		152,814		(10,434)		—		426		142,806
Inventory valuation		303		(106)		—		(216)		(19)
Contribution for construction		27,126		(5,086)		—		—		22,040
Accrued expenses		55,289		(7,719)		—		3,057		50,627
Provisions		33,720		(5,232)		—		(158)		28,330
Property and equipment		237,963		1,720		—		—		239,683
Retirement benefit obligations		319,117		(101,742)		75,549		4,573		297,497
Withholding of facilities expenses		8,340		(531)		—		—		7,809
Accrued payroll expenses		46,721		(26,121)		—		(824)		19,776
Deduction of installment receivables		7,045		(2,735)		—		—		4,310
Present value discount		4,969		(3,196)		—		(5)		1,768
Assets retirement obligation		19,246		(961)		—		77		18,362
Gain or loss foreign currency translation		10,236		6,850		—		(106)		16,980
Deferred revenue		64,439		167		—		43		64,649
Tax credit carryforwards		164,401		38,877		—		—		203,278
Foreign operation translation difference		3,162		—		(1,126)		—		2,036
Tax loss carryforward		—		411,755		—		—		411,755
Others		183,208		(54,917)		—		10,443		138,734

		1,370,694		217,291		83,300		17,310		1,688,595

Net balance	~~W~~	532,065	~~W~~	321,657	~~W~~	75,104	~~W~~	5,130	~~W~~	933,956

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The tax impacts recognized directly to equity as of December 31, 2015 and 2014, are as follows:

	2015						2014
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before Recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	~~W~~	(47,515)	~~W~~	11,499	~~W~~	(36,016)	~~W~~	29,239	~~W~~	(7,076)	~~W~~	22,163
Hedge instruments valuation gain (loss)		18,406		(4,454)		13,952		(36,682)		8,877		(27,805)
Remeasurements from net defined benefit liabilities		(49,963)		12,091		(37,872)		(312,186)		75,549		(236,637)
Shares of gain(loss) of joint ventures and associates		(5,297)		1,282		(4,015)		4,628		(1,120)		3,508
Foreign operation translation difference		(6,443)		1,559		(4,884)		4,652		(1,126)		3,526

Total	~~W~~	(90,812)	~~W~~	21,977	~~W~~	(68,836)	~~W~~	(310,349)	~~W~~	75,104	~~W~~	(235,245)

Details of income tax expense(benefit) for the years ended December 31, 2015 and 2014, are calculated as follows:

(in millions of Korean won)	2015		2014
Current income tax expense(benefit)	~~W~~	(5,003)	~~W~~	45,675
Impact of change in deferred taxes		234,242		(321,657)

Income tax expense(benefit)	~~W~~	229,239	~~W~~	(275,982)

	2015		2014
Loss before income tax(benefit)	~~W~~	719,452	~~W~~	(1,237,053)

Statutory income tax(benefit)	~~W~~	174,107	~~W~~	(299,367)
Tax effect
Income not taxable for taxation purposes		(21,881)		(44,145)
Non-deductible expenses		72,486		62,127
Tax credit		(9,660)		(39,505)
Additional payment of income taxes		997		1,079
Tax effect and adjustment on consolidation		(11,368)		3,949
Others		24,558		39,880

Income tax expense(benefit)	~~W~~	229,239	~~W~~	(275,982)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

32.	Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2015 and 2014, is calculated as follows:

	2015		2014
Net income (loss) attributable to common stock (In millions of Korean won)	~~W~~	552,964	~~W~~	(1,055,003)
Profit (loss) from continuing operations attributable to common stock		410,648		(1,118,940)
Profit from discontinued operations attributable to common stock		142,316		63,937
Weighted average number of common stock outstanding (in number of shares)		244,854,364		244,443,771
Basic earnings (loss) per share (in Korean won)		2,258		(4,316)
Basic earnings (loss) per share from continuing operations		1,677		(4,578)
Basic earnings per share from discontinued operations	~~W~~	581	~~W~~	262

Diluted earnings per share from operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2015 and 2014, is calculated as follows:

	2015		2014
Net income (loss) attributable to common stock (In millions of Korean won)	~~W~~	552,964	~~W~~	(1,055,003)
Adjusted net loss attributable to common stock (In millions of Korean won)		(75)		(13)
Diluted profit (loss) attributable to common stock (In millions of Korean won)		552,889		(1,055,016)
Diluted profit (loss) from continuing operations attributable to common stock		410,573		(1,118,953)
Diluted income from discontinued operations attributable to common stock		142,316		63,937
Number of dilutive potential common shares outstanding (in number of shares)		1,104		767
Weighted average number of common stock outstanding (in number of shares)		244,855,468		244,443,771
Diluted earnings (loss) per share (in Korean won)		2,258		(4,316)
Diluted earnings (loss) per share from continuing operations		1,677		(4,578)
Diluted earnings per share from discontinued operations	~~W~~	581	~~W~~	262

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of common stocks and dilutive potential common stocks. In 2014, share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

33.	Dividend

There were no dividends payment in 2015. The dividends paid by the Company in 2014 were ~~W~~195,112 million (~~W~~800 per share). A dividend in respect of the year ended December 31, 2015, of ~~W~~500 per share, amounting to a total dividend of ~~W~~122,425 million, is to be proposed at the shareholders’ meeting on March 25, 2016. These financial statements do not reflect this dividend payable.

34.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
1. Profit(loss) for the year	~~W~~	631,288	~~W~~	(966,176)
2. Adjustments to reconcile net income
Income tax expenses (benefit)		348,254		(270,877)
Interest income		(161,123)		(237,975)
Interest expense		445,814		578,210
Dividends income		(11,371)		(15,007)
Depreciation		3,030,821		3,242,346
Amortization of intangible assets		609,185		612,418
Provision for severance benefits		217,787		869,066
Bad debt expenses		161,448		231,934
Gain from joint ventures and associates		(5,562)		(24,361)
Loss(gain) on disposal of joint ventures and associates		(4,848)		8,036
Loss(gain) on disposal of subsidiaries		(256,230)		11,028
Loss on disposal of property and equipment and investment property		129,466		133,374
Loss on disposal of intangible assets		33,978		17,528
Loss on impairment of intangible assets		292,345		87,275
Loss on foreign currency translation		164,374		91,362
Loss on valuation of derivatives		(306,538)		(34,011)
Impairment losses on available for sale financial assets		1,805		70,022
Loss (gain) on disposal of available for sale financial assets		(27,641)		13,495
Others		(79,260)		(15,563)
3. Changes in operating assets and liabilities
Decrease in trade receivables		112,674		13,008
Decrease(increase) in other receivables		(279,474)		220,964
Decrease in loans receivable		132,334		47,044
Decrease in finance lease receivables		94,405		138,208
Decrease(increase) in other current assets		(19,701)		271,475
Increase in other non-current assets		(137,532)		(1,200,843)
Decrease(increase) in inventories		(178,798)		267,266
Decrease(increase) in trade payables		81,295		(417,944)
Decrease in other payables		(48,680)		(255,324)
Increase(decrease) in other current liabilities		(65,329)		47,758
Increase in other non-current liabilities		106,443		6,429
Increase(decrease) in provisions		(8,902)		26,029
Increase(decrease) in deferred revenue		(82,582)		1,359
Decrease(increase) in plan assets		(223,194)		238,987
Payment of severance benefits		(117,691)		(1,427,229)

4. Net cash provided by operating activities (1+2+3)	~~W~~	4,579,260	~~W~~	2,379,311

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented as cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Reclassification of the current portion of bonds payable	~~W~~	1,551,300	~~W~~	1,805,553
Reclassification of construction-in-progress to property and equipment		2,373,023		2,478,164
Reclassification of accounts payable from property and equipment		78,663		310,270
Reclassification of accounts payable from intangible assets		170,870		179,395
Reclassification of payable from defined benefit liability		(1,675)		26,250
Reclassification of payable from plan assets		(13,717)		20,695
Exercise of convertible bonds		—		19,052

35.	Segment Information

The Company’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card, loan, lease and others
Others	Satellite TV, facility security and global business

Details of each segment for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Marketing/Customer	~~W~~	16,130,454	~~W~~	816,679	~~W~~	2,897,876
Finance		3,512,721		281,477		25,466
Others		6,365,406		213,976		410,642

		26,008,581		1,312,132		3,333,984
Elimination		(3,727,360)		(19,188)		4,614

Consolidated amount	~~W~~	22,281,221	~~W~~	1,292,944	~~W~~	3,338,598

	2014
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Marketing/Customer	~~W~~	16,784,511	~~W~~	(426,786)	~~W~~	2,913,221
Finance		3,440,746		207,074		15,643
Others		5,212,592		(117,015)		383,395

		25,437,849		(336,727)		3,312,259
Elimination		(3,126,183)		(69,863)		13,435

Consolidated amount	~~W~~	22,311,666	~~W~~	(406,590)	~~W~~	3,325,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The regional segment information provided to the management for the reportable segments as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets[1]
Location	2015		2014		2015.12.31		2014.12.31
Domestic	~~W~~	22,210,143	~~W~~	22,243,564	~~W~~	17,989,844	~~W~~	20,867,205
Overseas		71,078		68,102		190,891		204,654

Total	~~W~~	22,281,221	~~W~~	22,311,666	~~W~~	18,180,735	~~W~~	21,071,859

[1]	Non-current assets include fixed assets, intangible assets and investment property.

Assets and liabilities of each segments as of December 31, 2015, and 2014, are as follows:

	2015
(in millions of Korean won)	Non-finance		Finance		Total		Adjustment		Consolidated amount

Assets

Current	~~W~~	6,831,493	~~W~~	2,335,036	~~W~~	9,166,529	~~W~~	(583,353)	~~W~~	8,583,176
Trade and other receivables		3,934,716		1,445,498		5,380,214		(501,336)		4,878,878
Inventories		507,702		22,261		529,963		(4,597)		525,366
Other assets		2,389,075		867,277		3,256,352		(77,420)		3,178,932
Non-current		23,197,249		702,496		23,899,745		(3,141,736)		20,758,009
Trade and other receivables		741,549		2,451		744,000		(64,249)		679,751
Loans receivable		—		16,487		16,487		(610)		15,877
Property, equipment and intangible assets (including investment property)		17,495,878		179,729		17,675,607		505,128		18,180,735
Other assets		4,959,822		503,829		5,463,651		(3,582,005)		1,881,646

Total assets	~~W~~	30,028,742	~~W~~	3,037,532	~~W~~	33,066,274	~~W~~	(3,725,089)	~~W~~	29,341,185

Liabilities

Current	~~W~~	7,342,291	~~W~~	1,894,217	~~W~~	9,236,508	~~W~~	(596,602)	~~W~~	8,639,906
Trade and other payables		5,021,992		1,816,676		6,838,668		(564,816)		6,273,852
Borrowings		1,728,660		—		1,728,660		(2,562)		1,726,098
Other liabilities		591,639		77,541		669,180		(29,224)		639,956
Non-current		8,458,795		96,684		8,555,479		(19,665)		8,535,814
Trade and other payables		563,674		13,273		576,947		(2,996)		573,951
Borrowings		6,915,180		—		6,915,180		(6,381)		6,908,799
Other liabilities		979,941		83,411		1,063,352		(10,288)		1,053,064

Total liabilities	~~W~~	15,801,086	~~W~~	1,990,901	~~W~~	17,791,987	~~W~~	(616,267)	~~W~~	17,175,720

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Non-finance		Finance		Total		Adjustment		Consolidated amount
Assets
Current	~~W~~	6,025,079	~~W~~	3,431,308	~~W~~	9,456,387	~~W~~	(705,453)	~~W~~	8,750,934
Trade and other receivables		3,901,283		1,479,240		5,380,523		(566,762)		4,813,761
Loans receivable		—		759,684		759,684		(49,316)		710,368
Inventories		360,372		31,972		392,344		927		393,271
Other assets		1,763,424		1,160,412		2,923,836		(90,302)		2,833,534
Non-current		24,346,131		3,990,853		28,336,984		(3,312,416)		25,024,568
Trade and other receivables		856,756		59,701		916,457		(67,594)		848,863
Loans receivable		—		587,218		587,218		(2,304)		584,914
Property, equipment and intangible assets (including investment property)		18,111,139		2,230,419		20,341,558		730,301		21,071,859
Other assets		5,378,236		1,113,515		6,491,751		(3,972,819)		2,518,932

Total assets	~~W~~	30,371,210	~~W~~	7,422,161	~~W~~	37,793,371	~~W~~	(4,017,869)	~~W~~	33,775,502

Liabilities
Current	~~W~~	7,689,039	~~W~~	3,079,278	~~W~~	10,768,317	~~W~~	(776,073)	~~W~~	9,992,244
Trade and other payables		5,113,832		1,967,354		7,081,186		(667,978)		6,413,208
Borrowings		1,954,166		1,001,478		2,955,644		—		2,955,644
Other liabilities		621,041		110,446		731,487		(108,095)		623,392
Non-current		9,309,707		2,814,518		12,124,225		(131,255)		11,992,970
Trade and other payables		703,587		229,276		932,863		(23,671)		909,192
Borrowings		7,418,747		2,447,310		9,866,057		(6,316)		9,859,741
Other liabilities		1,187,373		137,932		1,325,305		(101,268)		1,224,037

Total liabilities	~~W~~	16,998,746	~~W~~	5,893,796	~~W~~	22,892,542	~~W~~	(907,328)	~~W~~	21,985,214

36.	Related Party Transactions

The list of related party of the Company as of December 31, 2015, is as follows:

Relationship	Related parties
Associates and joint ventures	Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The related receivables and payables as of December 31, 2015 and 2014, are as follows:

		2015
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,507
	Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		995		1,308
	K- Realty CR-REITs No.1		927		—		34,200		—		—
	MOS GS Co., Ltd.		33		—		1		—		1,454
	MOS Daegu Co., Ltd.		8		—		23		—		1,051
	MOS Chungcheong Co., Ltd.		4		—		1		—		1,184
	MOS Gangnam Co., Ltd.		3		—		1		—		—
	MOS GB Co., Ltd.		6		—		1		108		2,801
	MOS BS Co., Ltd.		1		—		1		—		1,086
	MOS Honam Co., Ltd.		3		—		—		—		1,793
	Others		738		—		1,499		110		3,010

	Total	~~W~~	10,407	~~W~~	46,914	~~W~~	75,677	~~W~~	1,213	~~W~~	100,194

[1]	The Company provided allowance for doubtful receivables of ~~W~~95,548 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

		December 31, 2014
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Service Bukbu (formerly InformationTechnology Solution Bukbu Corporation)	~~W~~	137	~~W~~	—	~~W~~	11	~~W~~	—	~~W~~	7,427
	Information Technology Solution Nambu Corporation		132		—		9		—		5,062
	Information Technology Solution Seobu Corporation		18		—		12		—		4,977
	Information Technology Solution Busan Corporation		7		—		15		39		2,293
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		5		—		2		1		2,305
	Information Technology Solution Honam Corporation		203		—		4		1		5,159
	Information Technology Solution Daegu Corporation		3		—		—		—		2,278
	KT Wibro Infra Co., Ltd.		—		—		—		—		129,294
	Smart Channel Co., Ltd.[1]		10,234		9,638		39,724		3,095		26
	K- Realty CR-REITs No.1		948		—		35,850		—		—
	MOS GS Co., Ltd.		36		—		1		—		852
	MOS Daegu Co., Ltd.		3		—		26		—		1,507
	MOS Chungcheong Co., Ltd.		1		—		1		—		1,611
	MOS Gangnam Co., Ltd.		1		—		1		—		802
	MOS GB Co., Ltd.		115		—		5		—		1,142
	MOS BS Co., Ltd.		1		—		1		—		976
	MOS Honam Co., Ltd.		1		—		2		—		2,032
	Others		491		—		1,789		190		1,124

	Total	~~W~~	12,336	~~W~~	9,638	~~W~~	77,453	~~W~~	3,326	~~W~~	168,867

[1]	The Company provided allowance for doubtful receivables of ~~W~~59,996 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Significant transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

		2015
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[2]
Associates and joint ventures	KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)[1]	~~W~~	2,143	~~W~~	—	~~W~~	28,550	~~W~~	—
	Information Technology Solution Nambu Corporation[1]		2,707		—		24,025		—
	Information Technology Solution Seobu Corporation[1]		2,323		1		20,031		—
	Information Technology Solution Busan Corporation[1]		1,496		—		14,049		—
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)1		1,972		—		21,074		59
	Information Technology Solution Honam Corporation[1]		2,050		—		28,051		1,487
	Information Technology Solution Daegu Corporation[1]		1,256		—		18,252		20
	KT Wibro Infra Co., Ltd.		11		—		—		814
	Smart Channel Co., Ltd.		6,545		—		4,722		—
	K- Realty CR-REITs No.1		2,133		—		38,167		—
	MOS GS Co., Ltd.		752		—		15,078		2,396
	MOS Daegu Co., Ltd.		357		—		10,949		1,278
	MOS Chungcheong Co., Ltd.		310		—		11,215		1,520
	MOS Gangnam Co., Ltd.		454		—		14,102		1,727
	MOS GB Co., Ltd.		964		—		19,182		2,400
	MOS BS Co., Ltd.		453		—		14,049		1,433
	MOS Honam Co., Ltd.		470		—		12,660		4,344
	Others		4,369		25		13,007		503

	Total [3]	~~W~~	30,765	~~W~~	26	~~W~~	307,163	~~W~~	17,981

[1]	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.
[2]	The amount includes acquisition of property and equipment, and others.
[3]	Operating income of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations amounting to ~~W~~6,634 million during the period ended December 31, 2015, is included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

		2014
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[2]
Associates and joint ventures	KTCS Corporation[1]	~~W~~	59,502	~~W~~	237	~~W~~	239,686	~~W~~	5,962
	KTIS Corporation[1]		78,545		1		243,336		—
	KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)		6,787		—		54,450		—
	Information Technology Solution Nambu Corporation		7,574		—		45,940		—
	Information Technology Solution Seobu Corporation		6,388		—		40,251		—
	Information Technology Solution Busan Corporation		4,093		—		26,174		—
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		7,187		—		37,340		96
	Information Technology Solution Honam Corporation		4,976		—		36,002		79
	Information Technology Solution Daegu Corporation		3,460		—		20,973		33
	KT Wibro Infra Co., Ltd.		11		—		—		1,237
	Smart Channel Co., Ltd.		14,002		—		2		—
	K- Realty CR-REITs No.1		2,067		—		37,413		—
	MOS GS Co., Ltd.		1,593		—		14,421		2,642
	MOS Daegu Co., Ltd.		894		—		10,802		1,290
	MOS Chungcheong Co., Ltd.		867		—		11,261		844
	MOS Gangnam Co., Ltd.		775		—		14,150		2,059
	MOS GB Co., Ltd.		2,017		—		19,533		1,581
	MOS BS Co., Ltd.		858		—		14,215		1,547
	MOS Honam Co., Ltd.		780		—		12,782		1,635
	Others		4,352		49		11,682		221

	Total [3]	~~W~~	206,726	~~W~~	287	~~W~~	890,413	~~W~~	19,226

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[1]	The transactions for the year ended December 31, 2014, before ktcs and kits were included in the consolidation scope.
[2]	The amount includes acquisition of property and equipment and others.
[3]	Operating income and expenses of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations amounting to ~~W~~17,707 million and ~~W~~1,271 million, respectively, during the year ended December 31, 2014, is included.

Key management compensation for the years ended December 31, 2015 and 2014, consists of:

(in millions of Korean won)	2015		2014
Salaries and other short-term benefits	~~W~~	2,455	~~W~~	1,817
Provision for severance benefits		413		400
Stock-based compensation		997		965

Total	~~W~~	3,865	~~W~~	3,182

Fund transactions with related parties for the years ended December 31, 2015 and 2014, are as follows

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
Associates
KT-DSC creative economy youth start-up investment fund	~~W~~	—	~~W~~	—	~~W~~	4,000	~~W~~	—
Smart Channel Co., Ltd.		37,276		—		—		—
Korea Electronic Vehicle Charging Service		—		—		1,368		—
2010 KIF-IMM IT Investment Fund[1]		—		—		617		—
KTC-NP-Growth Champ 2011-2 PEF[1]		—		—		6,400		—
Korea Information & Technology Investment Fund		—		—		—		1,107
Exdell Corporation		—		—		—		13

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)[2]		—		—		—		9

Information Technology Solution Nambu Corporation[2]		—		—		—		9
Information Technology Solution Seobu Corporation[2]		—		—		—		9
Information Technology Solution Busan Corporation[2]		—		—		—		9
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation) [2]		—		—		—		9
Information Technology Solution Honam Corporation[2]		—		—		—		9
Information Technology Solution Daegu Corporation[2]		—		—		—		9
KT-SB Venture Investment Fund		—		—		—		11,795
K-REALTY CR REIT 1		—		—		—		3,345
Mongolian Telecommunications		—		—		—		35
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		16
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10
Daiwon Broadcasting Co., Ltd.		—		—		—		85
K-REALTY CR-REIT 6		—		—		—		13

Total	~~W~~	37,276	~~W~~	—	~~W~~	12,385	~~W~~	16,526

[1]	The transactions related to KT Capital Co., Ltd. that was classified as disposal group held for sale during the year ended December 31, 2015, are included.
[2]	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co.,Ltd. were merged and included in the consolidation scope.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividends income
	Loans		Repayment
Associates and joint ventures
2010 KIF-IMM IT Investment Fund	~~W~~	—	~~W~~	—	~~W~~	1,540	~~W~~	—

HooH Healthcare Inc.		—		401		3,370		—

KT-CKP New Media Investment Fund		—		—		2,250		—

K-REALTY CR-REIT 6		—		—		7,000		—

ISU-kth Contents Investment Fund		—		—		1,100		—
KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II		—		—		136		—

KTCS Corporation[1]		—		—		—		976

KTIS Corporation[1]		—		—		—		744

Korea Information & Technology Investment Fund		—		—		—		494

Exdell Corporation		—		—		—		13
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)		—		—		—		18
Information Technology Solution Nambu Corporation		—		—		—		18
Information Technology Solution Seobu Corporation		—		—		—		18
Information Technology Solution Busan Corporation		—		—		—		18
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		—		—		—		18
Information Technology Solution Honam Corporation		—		—		—		18
Information Technology Solution Daegu Corporation		—		—		—		18
KT-SB Venture Investment Fund		—		—		—		4,238
K-REALTY CR REIT 1		—		—		—		2,394
Metropol Property LLC		—		—		—		3,319
MOS GS Co., Ltd.		—		—		—		8

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividends income
	Loans		Repayment
MOS Daegu Co., Ltd.		—		—		—		8

MOS Chungcheong Co., Ltd.		—		—		—		8

MOS Gangnam Co., Ltd.		—		—		—		10

MOS GB Co., Ltd.		—		—		—		16

MOS BS Co., Ltd.		—		—		—		10

MOS Honam Co., Ltd.,		—		—		—		10

VANGUARD Private Equity Fund		—		—		—		281
How Smartmall Private Special Asset Investment Trust		—		—		—		2,767
KTC-NP-Growth Champ 2011-2 PEF		—		—		—		63
KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II		—		—		—		142
Mirae Asset Good Company Investment Fund No.3		—		—		—		1,320
SPERA Private Equity Fund		—		—		—		1,190

Total	~~W~~	—	~~W~~	401	~~W~~	15,396	~~W~~	18,137

[1]	The transactions for the year ended December 31, 2015, before KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.

Payment guarantees and collaterals provided by the Group

There are no collaterals and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

37.	Financial risk management

(1) Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk unaffecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2015.12.31	+ 10%	~~W~~	(52,157)	~~W~~	(45,632)
	- 10%		52,157		45,632
2014.12.31	+ 10%	~~W~~	(45,430)	~~W~~	(38,437)
	- 10%		45,430		38,437

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2015 and 2014, are as follows:

	2015		2014
(in thousands)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	183,254	2,351,003	197,221	2,532,614
SDR	444	849	573	1,027
JPY	73,716	40,279,411	34,168	30,051,367
GBP	8	888	—	257
EUR	29	29	134	177
DZD	—	—	929	—
CNY	15,562	107	3,957	—
UZS	—	—	7,978,633	—
RWF	—	—	13,593	—
HKD	9	—	158	—
BDT	6	—	299	—
COP	—	—	23,583	—
PLN	207,273	—	28,195	—
VND	270,000	—	273,313	93,756
CHF	—	—	—	78

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(iii) Price risk

As of December 31, 2015 and 2014, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2015.12.31	+ 10%	~~W~~	—	~~W~~	3,469
	- 10%		—		(3,469)
2014.12.31	+ 10%	~~W~~	—	~~W~~	6,593
	- 10%		—		(6,593)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cashflow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2015 and 2014, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2015.12.31	+ 100 bp	~~W~~	(3,601)	~~W~~	(245)
	- 100 bp		3,615		(5,764)
2014.12.31	+ 100 bp	~~W~~	(4,717)	~~W~~	4,892
	- 100 bp		(4,632)		(11,064)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2015 and 2014, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2015		2014
Cash equivalents(except cash on hand)	~~W~~	2,537,536	~~W~~	1,884,745
Trade and other receivables [1]		5,558,629		5,662,624
Loans receivable		15,877		1,295,282
Finance lease receivables		14,258		584,413
Other financial assets
Financial assets at fair value through the profit or loss		18		6,983
Derivative used for hedging		139,088		41,540
Time deposits and others		434,093		455,622
Available-for-sale financial assets		21,388		27,870
Held-to-maturity financial assets		18,030		7,767
Financial guarantee contracts [2]		106,550		55,393

Total	~~W~~	8,845,467	~~W~~	10,022,239

[1]	As of December 31, 2015, the Company is provided with a payment guarantee of ~~W~~578,904 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.
[2]	Total amounts guaranteed by the Company according to the guarantee contracts.

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities(including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,908,886	~~W~~	589,612	~~W~~	139,843	~~W~~	7,638,341
Finance lease payables		78,996		105,555		—		184,551
Borrowings(including bonds payable)		1,768,171		5,859,467		1,981,497		9,609,135
Other non-derivative financial liabilities		2,935		2,858		—		5,793
Financial guarantee contracts[1]		106,550		—		—		106,550

Total	~~W~~	8,865,538	~~W~~	6,557,492	~~W~~	2,121,340	~~W~~	17,544,370

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,979,028	~~W~~	1,028,043	~~W~~	254,852	~~W~~	8,261,923
Finance lease payables		22,516		37,382		—		59,898
Borrowings(including bonds payable)		2,986,372		6,508,681		4,162,910		13,657,963
Other non-derivative financial liabilities		405		3,441		—		3,846
Financial guarantee contracts[1]		55,393		—		—		55,393

Total	~~W~~	10,043,714	~~W~~	7,577,547	~~W~~	4,417,762	~~W~~	22,039,023

[1]	Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	288,046	~~W~~	2,080,865	~~W~~	37,549	~~W~~	2,406,460
Inflow		227,107		2,212,297		44,770		2,484,174

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	242,051	~~W~~	2,282,242	~~W~~	38,795	~~W~~	2,563,088
Inflow		210,045		2,217,211		43,418		2,470,674

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(2)	Disclosure of capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Total liabilities	~~W~~	17,175,720	~~W~~	21,985,214
Total equity		12,165,465		11,790,288
Debt-to-equity ratio		141%		186%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won, %)	2015		2014
Total borrowings	~~W~~	8,791,094	~~W~~	12,870,392
Less: cash and cash equivalents		(2,559,464)		(1,888,663)

Net debt		6,231,630		10,981,729
Total equity		12,165,465		11,790,288
Total capital		18,397,095		22,772,017
Gearing ratio		34%		48%

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2015
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative assets for hedging purpose[1]	~~W~~	20,627	~~W~~	—	~~W~~	20,627	~~W~~	(20,627)	~~W~~	—	~~W~~	—
Trade receivables[2]		90,448		—		90,448		(86,184)		—		4,264

	~~W~~	111,075	~~W~~	—	~~W~~	111,075	~~W~~	(106,811)	~~W~~	—	~~W~~	4,264

(in millions of Korean won)	2014
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative assets for hedging purpose[1]	~~W~~	3,225	~~W~~	—	~~W~~	3,225	~~W~~	(3,225)	~~W~~	—	~~W~~	—
Trade receivables[2]		107,179		(1)		107,178		(103,704)		—		3,474

	~~W~~	110,404	~~W~~	(1)	~~W~~	110,403	~~W~~	(106,929)	~~W~~	—	~~W~~	3,474

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association(ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Company’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	2015
Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative liabilities for hedging purpose [1]	~~W~~	28,544	~~W~~	—	~~W~~	28,544	~~W~~	(20,627)	~~W~~	—	~~W~~	7,917
Trade payables[2]		87,093		—		87,093		(86,184)		—		909
Other payables[2]		102		(12)		90		—		—		90

	~~W~~	115,739	~~W~~	(12)	~~W~~	115,727	~~W~~	(106,811)	~~W~~	—	~~W~~	8,916

(in millions of Korean won)	2014
	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative liabilities for hedging purpose [1]	~~W~~	49,106	~~W~~	—	~~W~~	49,106	~~W~~	(3,225)	~~W~~	—	~~W~~	45,881
Trade payables[2]		108,669		—		108,669		(103,704)		—		4,965
Other payables[2]		2		(1)		1		—		—		1

	~~W~~	157,777	~~W~~	(1)	~~W~~	157,776	~~W~~	(106,929)	~~W~~	—	~~W~~	50,847

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association(ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

38.	Fair Value

38.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Carrying amount		Fair value		Carrying amount		Fair value

Financial assets
Cash and cash equivalents[1]	~~W~~	2,559,464	~~W~~	2,559,464	~~W~~	1,888,663	~~W~~	1,888,663
Trade and other receivables[1]		5,558,629		5,558,629		5,662,624		5,662,624
Loans receivables[1]		—		—		710,368		710,368
Finance lease receivables[1]		5,739		5,739		258,982		258,982
Other financial assets
Financial instruments at fair value through profit or loss		18		18		6,983		6,983
Derivative financial instruments for hedging purpose		139,088		139,088		41,540		41,540
Time deposits and others[1]		434,093		434,093		455,622		455,622
Held-to-maturity		18,030		18,030		7,767		7,767
Available-for-sale financial assets[2]		308,539		308,539		437,285		437,285

	~~W~~	9,023,600	~~W~~	9,023,600	~~W~~	9,469,834	~~W~~	9,469,834

Financial liabilities
Trade and other liabilities [1]	~~W~~	6,847,803	~~W~~	6,847,803	~~W~~	7,322,400	~~W~~	7,322,400
Finance lease liabilities		156,197		156,197		55,007		55,007
Borrowings		8,634,897		8,684,886		12,815,385		12,821,442
Other financial liabilities
Financial instruments at fair value through profit or loss		2,006		2,006		3,980		3,980
Derivative financial instruments for hedging purpose		62,883		62,883		122,012		122,012
Financial guarantee liability[1]		—		—		5,434		5,434
Other financial liabilities[1]		82,439		82,439		82,816		82,816

	~~W~~	15,786,225	~~W~~	15,836,214	~~W~~	20,407,034	~~W~~	20,413,091

[1]	The Company did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

38.2	Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014

IBK-AUCTUS Green Growth Private Equity Fund	~~W~~	11,134	~~W~~	14,068
CBC II Fund		10,150		9,548
TRANSLINK No.2 Fund		10,085		9,104
KBS KT SPC		—		7,000
WALDEN No.6 Fund		5,686		5,749
Storm IV Fund		6,602		5,162
Enterprise DB(Convertible Preferred Stock)		—		3,013
AMOGREENTECH		—		3,000
Ars Magna Private Equity Fund		—		3,000
Kokam Co., Ltd.		—		2,794
KDBC-IMM No.1 Private Equity Fund		—		2,499
Nexenta Systems(Convertible Preferred Stock)		—		2,260
Nexenta Systems		—		2,159
BK Constant Recovery Private Equity Fund		—		2,000
HNNSC Private Equity Fund		—		2,000
KDBC-EN Agro Private Equity Fund		—		2,000
Eco 2015 Private Equity Fund		—		2,000
IMM Infra No.2		—		2,000
K- Realty CR-REITs No.6		—		2,000
Others		7,841		6,915

	~~W~~	51,498	~~W~~	88,271

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

38.3	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2015, are as follows:

	2015
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	18	~~W~~	18
Derivative financial assets for hedging purpose		—		139,088		—		139,088
Available-for-sale financial assets		41,202		—		267,337		308,539

		41,202		139,088		267,355		447,645

Disclosed fair value
Joint ventures and associates		4,884		—		—		4,884
Investment property[1]		—		—		2,645,246		2,645,246

		4,884		—		2,645,246		2,650,130

	~~W~~	46,086	~~W~~	139,088	~~W~~	2,912,601	~~W~~	3,097,775

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	2,006	~~W~~	2,006
Derivative financial liabilities for hedging purpose		—		62,883		—		62,883

		—		62,883		2,006		64,889

Disclosed fair value
Borrowings		—		—		8,684,886		8,684,886

		—		—		8,684,886		8,684,886

	~~W~~	—	~~W~~	62,883	~~W~~	8,686,892	~~W~~	8,749,775

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	6,983	~~W~~	6,983
Derivative financial assets for hedging purpose		—		34,198		7,342		41,540
Available-for-sale financial assets		65,932		42,093		329,260		437,285

		65,932		76,291		343,585		485,808

Disclosed fair value
Joint ventures and associates		8,247		—		—		8,247
Investment property[1]		—		—		2,277,234		2,277,234

		8,247		—		2,277,234		2,285,481

	~~W~~	74,179	~~W~~	76,291	~~W~~	2,620,819	~~W~~	2,771,289

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	3,980	~~W~~	3,980
Derivative financial liabilities for hedging purpose		—		122,012		—		122,012

		—		122,012		3,980		125,992

Disclosed fair value
Borrowings		—		—		12,821,442		12,821,442

		—		—		12,821,442		12,821,442

	~~W~~	—	~~W~~	122,012	~~W~~	12,825,442	~~W~~	12,947,434

[1]	The highest and best use of a non-financial asset does not differ from its current use.

38.4	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2015
(in millions of Korean won)	Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss

Beginning balance	~~W~~	6,983	~~W~~	7,342	~~W~~	329,260	~~W~~	646	~~W~~	3,334
Amount recognized in profit or loss		171,990		(5,157)		(704)		2,006		—
Amount recognized in other comprehensive income		—		8,105		47,189		—		—
Purchases		—		—		40,707		—		—
Sales		—		—		(113,634)		(551)		(3,334)
Settlement		(176,681)		(10,290)		—		—		—
Change in scope of consolidation		(2,274)		—		(35,481)		(95)		—

Ending balance	~~W~~	18	~~W~~	—	~~W~~	267,337	~~W~~	2,006	~~W~~	—

	2014
(in millions of Korean won)	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose

Beginning balance	~~W~~	7,239	~~W~~	7,905	~~W~~	3,496	~~W~~	292,314	~~W~~	148	~~W~~	2,802	~~W~~	36,632
Reclassification		—		—		—		(5,836)		—		—		—
Amount recognized in profit or loss		(1)		(395)		5,315		(3,483)		32		532		—
Amount recognized in other comprehensive income		—		—		(1,469)		21,006		—		—		—
Purchases		—		—		—		34,322		466		—		—
Sales		—		(527)		—		(26,512)		—		—		—
Settlement		(7,238)		—		—		—		—		—		(36,632)
Transfer into Level 3 (From Cost method)		—		—		—		17,449		—		—		—

Ending balance	~~W~~	—	~~W~~	6,983	~~W~~	7,342	~~W~~	329,260	~~W~~	646	~~W~~	3,334	~~W~~	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

38.5	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2015, are as follows:

	2015
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	~~W~~	18	3	Monte-Carlo Simulation
				Option model
Derivative financial assets for hedging purpose		139,088	2	Discounted cash flow model
Available-for-sale financial assets		267,337	3	Discounted cash flow model
Disclosed fair value
Investment property[1]		2,645,246	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		62,883	2	Discounted cash flow model
Other derivative financial liabilities		2,006	3	Discounted cash flow model
				Comparable Company Analysis
Disclosed fair value
Borrowings		8,684,886	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	~~W~~	6,983	3	Monte-Carlo Simulation
				Option model (binomial trees)
Derivative financial assets for hedging purpose		34,198	2	Discounted cash flow model
		7,342	3	Hull-White model
Available-for-sale financial assets		371,353	2,3	Discounted cash flow model
Disclosed fair value
Investment property[1]		2,277,234	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Other derivatives		646	3	Option model (binomial trees)
Financial liabilities designated as at fair value through profit or loss		3,334	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		122,012	2	Discounted cash flow model
Disclosed fair value
Borrowings		12,821,442	3	Discounted cash flow model

38.6	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s reporting dates.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

38.7	Gains and losses on valuation at the transaction date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Other derivative financial Instruments		Other derivative financial liabilities		Other derivative financial Instruments		Other derivative financial liabilities
Beginning balance	~~W~~	—	~~W~~	32,492	~~W~~	—	~~W~~	43,322
New transactions		14,116		—		—		—
Amortization		(2,823)		—		—		(10,830)
Disposal		—		(32,492)		—		—

Ending balance	~~W~~	11,293	~~W~~	—	~~W~~	—	~~W~~	32,492

39.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Company does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2015, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2015, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2015, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Company may be obliged to cover losses.

Asset securitization	A transferor other than this entity transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the entity, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2015, the entity is engaged in the structured entity, and generates revenues by receiving interest income as the entity provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the entity are a priority over other parties in the preservation of claim. However, when the credit rating of transferor decreases, the said entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping company decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Real Estate Finance		PEF & Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	~~W~~	98,192	~~W~~	3,498,552	~~W~~	2,625,075	~~W~~	6,221,819
Assets recognized in statement of financial position
Loans	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Other financial assets		—		54,874		—		54,874
Joint ventures and associates		9,303		148,294		—		157,597

Total	~~W~~	9,303	~~W~~	203,168	~~W~~	—	~~W~~	212,471

Maximum loss exposure[1]	~~W~~	9,303	~~W~~	203,168	~~W~~	—	~~W~~	212,471
Investment Assets		—		—		—		—
Credit grants		—		—		—		—

Total	~~W~~	9,303	~~W~~	203,168	~~W~~	—	~~W~~	212,471

[1]	Maximum exposure to loss includes the investments recognized in the Company’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset-backed Securitization		Others		Total
Total amount of Unconsolidated Structured Entities	~~W~~	4,584,026	~~W~~	3,894,693	~~W~~	2,086,841	~~W~~	4,828,936	~~W~~	127,228	~~W~~	15,521,724
Assets recognized in statement of financial position
Loans	~~W~~	254,305	~~W~~	360	~~W~~	66,073	~~W~~	170,826	~~W~~	1,979	~~W~~	493,543
Other financial assets		24,340		112,116		—		—		8,369		144,825
Joint ventures and associates		7,081		155,000		—		—		27,630		189,711

Total	~~W~~	285,726	~~W~~	267,476	~~W~~	66,073	~~W~~	170,826	~~W~~	37,978	~~W~~	828,079

Maximum loss exposure[1]
Investment Assets	~~W~~	285,726	~~W~~	267,476	~~W~~	66,073	~~W~~	170,826	~~W~~	37,978	~~W~~	828,079
Credit grants		88,000		—		—		—		—		88,000

Total	~~W~~	373,726	~~W~~	267,476	~~W~~	66,073	~~W~~	170,826	~~W~~	37,978	~~W~~	916,079

[1]	Maximum exposure to loss includes the investments recognized in the Company’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

40.	Information About Non-controlling Interests

Changes in Accumulated Non-controlling Interests

The profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Company for the years ended December 31, 2015 and 2014, is as follows:

(in millions of Korean won)	2015
	Non- controlling Interests rate(%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year

KT Skylife Co., Ltd.	50.01%	~~W~~	297,300	~~W~~	27,032	~~W~~	(8,325)	~~W~~	873	~~W~~	316,880
BC Card Co., Ltd.	30.46%		292,931		62,943		(22,650)		(10,303)		322,921
KT Powertel Co., Ltd.	55.15%		70,231		(17,880)		(1,118)		(307)		50,926
KT Hitel Co.,Ltd.	36.30%		51,136		(608)		—		161		50,689

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Non- controlling Interests rate(%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year

KT Skylife Co., Ltd.	50.01%	~~W~~	283,981	~~W~~	26,828	~~W~~	(10,538)	~~W~~	(2,971)	~~W~~	297,300
BC Card Co., Ltd.	30.46%		261,716		31,414		(7,299)		7,100		292,931
KT Rental	42.00%		125,938		19,543		(1,903)		(121)		143,457
KT Powertel Co., Ltd.	55.15%		67,906		2,961		(631)		(5)		70,231
KT Hitel Co.,Ltd.	36.30%		56,020		2,195		—		(7,079)		51,136

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Company before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.

Current assets	~~W~~	279,480	~~W~~	2,291,047	~~W~~	65,739	~~W~~	157,355
Non-current assets		431,814		672,905		47,776		78,402
Current liabilities		143,511		1,882,363		16,016		33,656
Non-current liabilities		74,339		63,271		5,166		282
Equity		493,444		1,018,318		92,333		201,819

	2014
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.

Current assets	~~W~~	260,391	~~W~~	2,023,465	~~W~~	377,916	~~W~~	83,846	~~W~~	119,957
Non-current assets		422,618		676,923		2,278,469		73,484		107,037
Current liabilities		226,878		1,723,966		718,852		21,787		29,748
Non-current liabilities		19,448		70,957		1,598,798		8,209		1,681
Equity		436,683		905,465		338,735		127,334		195,565

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Summarized consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.

Sales	~~W~~	660,957	~~W~~	3,504,095	~~W~~	103,851	~~W~~	160,545
Profit for the year		72,987		218,969		(32,417)		7,258
Other comprehensive income(loss)		160		(30,609)		—		(489)
Total comprehensive income		73,147		188,360		(32,417)		6,769

	2014
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd.

Sales	~~W~~	652,994	~~W~~	3,294,267	~~W~~	1,070,153	~~W~~	104,865	~~W~~	492,408
Profit for the year		55,162		134,450		51,388		5,368		12,205
Other comprehensive income(loss)		(1,172)		197,149		1,049		—		(2,332)
Total comprehensive income		53,990		331,599		52,437		5,368		9,873

Summarized consolidated statements of cash flows for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.

Cash flows from operating activities	~~W~~	157,762	~~W~~	128,927	~~W~~	(12,016)	~~W~~	22,556
Cash flows from investing activities		(92,350)		73,118		10,691		(19,949)
Cash flows from financing activities		(35,984)		(75,121)		(2,015)		—
Net (decrease)/increase in cash and cash equivalents		29,428		126,924		(3,340)		2,607
Cash and cash equivalents at beginning of year		110,275		700,599		14,345		31,101
Cash and cash equivalents at end of year		139,703		827,523		11,005		33,708

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.

Cash flows from operating activities	~~W~~	140,057	~~W~~	176,019	~~W~~	(346,743)	~~W~~	10,190	~~W~~	65,096)
Cash flows from investing activities		(20,889)		(21,699)		(35,632)		(647)		(44,712)
Cash flows from financing activities		(26,411)		(31,497)		359,510		(1,137)		—
Net (decrease)/increase in cash and cash equivalents		92,757		122,823		(22,865)		8,406		20,384
Cash and cash equivalents at beginning of year		17,518		577,776		37,646		5,939		10,729
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(12)
Cash and cash equivalents at end of year	~~W~~	110,275	~~W~~	700,599	~~W~~	14,781	~~W~~	14,345	~~W~~	31,101

Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Company during 2015 and 2014 is summarized as follows:

(in millions of Korean won)	2015		2014

Carrying amount of non-controlling interests acquired[1]	~~W~~	—	~~W~~	16,136
Consideration paid to non-controlling interests[2]		2,699		(9,764)

Excess of consideration paid recognized in parent’s equity	~~W~~	2,699	~~W~~	6,372

[1]	In 2014, the Company acquired the shares of BC Card Co., Ltd., which had been held by KT Capital Co., Ltd. as a result of spin-off and merger of certain division of KT Capital Co., Ltd. The Company’s effective percentage of ownership of BC Card Co., Ltd. increased from 65.51% to 69.54%. As a result, the carrying amount of controlling interest increased by ~~W~~16,136 million.
[2]	In 2015, the Company participated in paid-in capital increase of KT Linkus Inc., a subsidiary. The Company’s effective ownership decreased to 91.4% from 93.8%, and the equity attributable to the owner of a consolidated company increased by ~~W~~392 million. In addition, non-controlling interest decreased by 47.2% due to reduction of capital stock without any refund and paid-in increased capital effect of KT Innoedu Co., Ltd., a subsidiary. Due to this transaction, the equity attributable to the owner of a consolidated company increased by ~~W~~2,277 million. Furthermore, as KT Corporation purchased the share of KT Sports Co., Ltd., a subsidiary of KT Rental Co., the non-controlling interest decreased by 2.50%. Due to this transaction, the equity attributable to the owner of a consolidated company increased to ~~W~~30 million. In the prior period, convertible bonds issued by KT Music Co., were converted to common stocks. Due to this conversion, common stock and capital in excess of par value amounting to ~~W~~20,349 million increased. Ownership interest of the consolidated company decreased to 49.9% from 57.8%, and the equity attributable to the owner of the consolidated company decreased by ~~W~~9,764 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

41.	Discontinued Operations

The Company disposed of KT Rental, a subsidiary of the Company, on June 3, 2015, and KT Capital Co., Ltd. on August 20, 2015. The profit and loss on the related operations of KT Rental and KT Capital Co., Ltd. are presented as discontinued operations and the related financial information is as follows:

Profit and loss from discontinued operations for the year ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014

Revenue	~~W~~	546,440	~~W~~	1,115,977
Expenses		534,383		1,024,472
Profit on disposal of discontinued operations		248,033		—
Profit before tax of discontinued operations		260,090		91,505
Income tax expense		119,015		5,105

Profit for the period from discontinued operations	~~W~~	141,075	~~W~~	86,400

Cash flows from discontinued operations for the year ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Cash flows from operating activities	~~W~~	(134,226)	~~W~~	(265,655)
Cash flows from investing activities		24,157		(4,647)
Cash flows from financing activities		93,566		220,064

Net cash flows	~~W~~	(16,503)	~~W~~	(50,238)

42.	Event after reporting period

Subsequent to December 31, 2015, the Company has issued the public bonds, as follows:

(in millions of Korean won)	Issue date	Total par value		Coupon rate	Maturity date
The 189-1st Public bond	Jan. 28, 2016	~~W~~	100,000	1.76%	Jan. 28, 2019
The 189-2nd Public bond	Jan. 28, 2016		130,000	1.94%	Jan. 28, 2021
The 189-3rd Public bond	Jan. 28, 2016		100,000	2.20%	Jan. 28, 2026
The 189-4rd Public bond	Jan. 28, 2016		70,000	2.35%	Jan. 28, 2036

Exhibit 99.2

KT Corporation

Separate Financial Statements

December 31, 2015 and 2014

KT Corporation

Index

December 31, 2015 and 2014

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying financial statements of KT Corporation (the Company), which comprise the statements of financial position as of December 31, 2015 and 2014, and the statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Samil PricewaterhouseCoopers, LS Yongsan Tower, 92, Hangangdaero, Yongsan-gu,
Seoul 04386, Korea (Yongsan P.O Box 266, 04386), www.samil.com

1

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of KT Corporation as of December 31, 2015 and 2014, and its financial performance and cash flows for the years then ended in accordance with the Korean IFRS.

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 4, 2016

This report is effective as of March 4, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	1,126,991	~~W~~	469,255
Trade and other receivables	4, 6		2,974,117		2,977,621
Other financial assets	4, 7		2,051		16,433
Inventories	8		327,240		201,870
Current income tax assets	30		1,942		1,721
Other current assets	9		204,579		169,607

Total current assets			4,636,920		3,836,507

Non-current assets
Trade and other receivables	4, 6		605,181		722,658
Other financial assets	4, 7		218,582		136,581
Property and equipment	10, 20		12,144,964		12,418,683
Investment property	11		683,511		694,626
Intangible assets	12		1,804,083		2,443,023
Investments in subsidiaries, associates and joint ventures	13		3,541,837		3,838,200
Deferred income tax assets	30		556,488		791,136
Other non-current assets	9		30,929		38,882

Total non-current assets			19,585,575		21,083,789

Total assets		~~W~~	24,222,495	~~W~~	24,920,296

3

KT Corporation

Separate Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014

Liabilities and equity

Current liabilities
Trade and other payables	4, 14	~~W~~	4,111,275	~~W~~	4,329,018
Borrowings	4, 15		1,510,933		1,631,993
Other financial liabilities	4, 7		40,710		19,137
Accrued provisions	16		101,163		105,878
Deferred revenue			90,507		129,306
Other current liabilities	9		124,244		115,380

Total current liabilities			5,978,832		6,330,712

Non-current liabilities
Trade and other payables	4, 14		620,306		783,887
Borrowings	4, 15		6,608,665		7,363,547
Other financial liabilities	4, 7		18,385		107,667
Defined benefit liabilities	17		429,936		502,354
Accrued provisions	16		82,190		88,362
Deferred revenue			87,386		131,168
Other non-current liabilities	9		12,839		6,745

Total non-current liabilities			7,859,707		8,983,730

Total liabilities			13,838,539		15,314,442

Equity
Capital stock	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		8,446,950		7,729,425
Accumulated other comprehensive loss	23		(17,270)		(24,193)
Other components of equity	23		(1,050,481)		(1,104,135)

Total equity			10,383,956		9,605,854

Total liabilities and equity		~~W~~	24,222,495	~~W~~	24,920,296

The accompanying notes are an integral part of these separate financial statements.

4

KT Corporation

Separate Statements of Income

Years ended December 31, 2015 and 2014

(in millions of Korean won, except per share amounts)
	Notes	2015		2014

Operating revenue	25, 26	~~W~~	16,942,357	~~W~~	17,435,803
Operating expenses	27		16,078,497		18,155,293

Operating profit(loss)			863,860		(719,490)
Other income	28		1,045,760		362,500
Other expenses	28		536,239		594,505
Finance income	29		243,050		219,501
Finance costs	29		606,000		742,156

Profit(loss) before income tax benefit			1,010,431		(1,474,150)
Income tax expense(benefit)	30		240,107		(332,261)

Profit(loss) for the year		~~W~~	770,324	~~W~~	(1,141,889)

Earnings(loss) per share
Basic earnings(loss) per share	31	~~W~~	3,146	~~W~~	(4,667)
Diluted earnings(loss) per share	31		3,146		(4,667)

The accompanying notes are an integral part of these separate financial statements.

5

KT Corporation

Separate Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	Notes	2015		2014

Profit(loss) for the year		~~W~~	770,324	~~W~~	(1,141,889)

Other comprehensive income(loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	17		(28,033)		(208,652)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 7		8,596		7,314
Net reclassification adjustment for realized gains of available-for-sale financial assets	4		(18,023)		—
Net valuation gains (losses) on cashflow hedges	4, 7		114,749		16,737
Net reclassification adjustment for cashflow hedges	4		(98,399)		(44,795)

Total other comprehensive income(loss)		~~W~~	(21,110)	~~W~~	(229,396)

Total comprehensive profit(loss) for the year		~~W~~	749,214	~~W~~	(1,371,285)

The accompanying notes are an integral part of these separate financial statements.

6

KT Corporation

Separate Statements of Changes in Equity

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	Notes	Capital stock		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total

Balance as of January 1, 2014		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,277,248	~~W~~	(3,449)	~~W~~	(1,234,499)	~~W~~	11,044,057

Comprehensive income
Loss for the year			—		—		(1,141,889)		—		—		(1,141,889)
Valuation of available-for-sale financial assets	4		—		—		—		7,314		—		7,314
Remeasurement of net defined benefit liabilities	17		—		—		(208,652)		—		—		(208,652)
Valuation of derivatives used for hedging	4		—		—		—		(28,058)		—		(28,058)

Total Comprehensive income(loss) for the year			—		—		(1,350,541)		(20,744)		—		(1,371,285)

Transactions with equity holders
Dividends	22, 32		—		—		(195,112)		—		—		(195,112)
Appropriation of loss on disposal of treasury stock	23		—		—		(2,170)		—		2,170		—
Disposal of treasury stock			—		—		—		—		28,011		28,011
Merger of subsidiaries spun-off			—		—		—		—		96,696		96,696
Others			—		—		—		—		3,487		3,487

			—		—		(197,282)		—		130,364		(66,918)

Balances as of December 31, 2014		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Balance as of January 1, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Comprehensive income
Loss for the year			—		—		770,324		—		—		770,324
Valuation of available-for-sale financial assets	4		—		—		—		(9,427)		—		(9,427)
Remeasurement of net defined benefit liabilities	17		—		—		(28,033)		—		—		(28,033)
Valuation of derivatives used for hedging	4		—		—		—		16,350		—		16,350

Total Comprehensive income(loss) for the year			—		—		742,291		6,923		—		749,214

Transactions with equity holders
Appropriation of loss on disposal of treasury stock	37		—		—		(24,766)		—		24,766		—
Merger of subsidiaries spun-off			—		—		—		—		25,198		25,198
Others			—		—		—		—		3,690		3,690

			—		—		(24,766)		—		53,654		28,888

Balances as of December 31, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

The accompanying notes are an integral part of these separate financial statements.

7

KT Corporation

Separate Statements of Cash Flows

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	Notes	2015		2014

Cash flows from operating activities
Cash generated from operations	33	~~W~~	3,812,885	~~W~~	1,821,212
Interest paid			(371,246)		(470,747)
Interest received			23,934		21,078
Dividends received			101,756		147,488
Income tax paid			1,721		49,655

Net cash inflow from operating activities			3,569,050		1,568,686

Cash flows from investing activities
Collection of loans			27,355		29,183
Loans granted			(73,910)		(26,084)
Disposal of short-term financial instruments			7,944		—
Acquisition of short-term financial instruments			(1,184)		—
Acquisition of long-term financial instruments			—		(3,150)
Disposal of financial assets at fair value through the profit or loss			5,577		—
Disposal of derivatives			176,681		—
Disposal of available-for-sale financial assets			39,510		8,199
Acquisition of available-for-sale financial assets			(9,263)		(10,503)
Disposal of Investments in subsidiaries, associates and joint ventures			844,203		28,698
Acquisition of Investments in subsidiaries, associates and joint ventures			(164,528)		(68,686)
Disposal of property and equipment and investment property			26,277		67,505
Acquisition of property and equipment and investment property			(2,395,953)		(2,501,310)
Disposal of intangible assets			20,965		6,216
Acquisition of intangible assets			(275,709)		(487,812)
Cash inflow due to a merger			66,513		—

Net cash outflow from in investing activities			(1,705,522)		(2,957,744)

Cash flows from financing activities
Proceeds from borrowings			4,407,764		7,835,277
Payments of borrowings			(5,468,740)		(6,622,436)
Settlement of derivatives assets and liabilities, net			(3,897)		(65,630)

Decrease in finance leases liabilities			(143,771)		(117,528)

Net cash inflow(outflow) from financing activities			(1,208,644)		834,571

Exchange losses on cash and cash equivalents			2,852		(204)

Net increase(decrease) in cash and cash equivalents			657,736		(554,691)
Cash and cash equivalents
Beginning of the year	5		469,255		1,023,946

End of the year	5	~~W~~	1,126,991	~~W~~	469,255

The accompanying notes are an integral part of these separate financial statements.

8

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2015, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

9

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015:

•	Amendment to Korean IFRS 1019, Employee Benefits

Korean IFRS 1019, Employee Benefits, allows a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. The application of this amendment does not have a material impact on the consolidated financial statements.

•	Annual Improvements to Korean IFRS 2010-2012 Cycle

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of a ‘vesting conditions’, ‘performance condition’, and ‘service condition’.

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies the classification and measurement of contingent consideration in the business combination.

•	Amendment to Korean IFRS 1108, Operating Segments

Korean IFRS 1108, Operating Segments, requires disclosures of the judgments made by management in aggregating operating segments and a reconciliation of the reportable segments’ assets to the entity’s assets.

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets

Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets, clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

•	Amendment to Korean IFRS 1024, Related Party Disclosures

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Korean IFRS 1024, Related Party Disclosures, includes, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (‘the management entity’).

•	Annual Improvements to Korean IFRS 2011-2013 Cycle:

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies that Korean IFRS 1103 does not apply to the accounting for the formation of any joint arrangement.

•	Amendment to Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, clarifies that the portfolio exception, which allows an entity to measure the fair value of a group of financial instruments on a net basis, applies to all contracts (including non-financial contracts) within the scope of Korean IFRS 1039.

•	Amendment to Korean IFRS 1040, Investment property

Korean IFRS 1040, Investment property, clarifies that Korean IFRS 1040 and Korean IFRS 1103 are not mutually exclusive.

Other standards and amendments which are effective for the annual period beginning on January 1, 2015, do not have a material impact on the consolidated financial statements of the Group.

(2)	New standards, amendments and interpretations not yet adopted

New standards and amendments issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these standards and amendments would not have a material impact on its financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Further, new standards issued, but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are separate financial statements based on Korean IFRS 1027, Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in ‘Korean won’, which is the Company’s functional and presentation currency.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings		5 – 40 years
Structures		5 – 40 years
Telecommunications equipment		3 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	4 years

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives.

2.12	Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization and accumulated impairment loss except for facility usage rights. Intangible assets with definite useful life are amortized using the straight-line method over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) are regarded as intangible assets with indefinite useful life and not amortized because there is no foreseeable limit to the period over which the assets are expected to be utilized.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The estimated useful lives used for amortizing intangible assets are as follows:

Estimated Useful Lives
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	7 – 15 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are tested annually for impairment, depreciable assets are tested for impairment when there is any indication an asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.18	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.19	Share-based Payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.20	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.21	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

2.22	Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such stocks are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

2.23	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5)	Dividend income

Dividend income is recognized when the right to receive payment is established.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(6)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.24	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the company and its subsidiaries based on systemetic and reasonable methods.

2.25	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2015 separate financial statements of the Company was approved by the Board of Directors on February 16, 2016, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The income generated from operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedging		Available-for-sale		Total

Cash and cash equivalents	~~W~~	1,126,991	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,126,991
Trade and other receivables		3,579,298		—		—		—		3,579,298
Other financial assets		8,363		—		137,100		75,170		220,633

(in millions of Korean won)	2015
Financial liabilities	Derivatives used for hedging		Financial liabilities at amortized cost		Other financial liabilities		Total

Trade and other payables	~~W~~	—	~~W~~	4,731,581	~~W~~	—	~~W~~	4,731,581
Borrowings		—		8,119,598		—		8,119,598
Other financial liabilities		57,089		—		2,006		59,095

(in millions of Korean won)	2014
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedging		Available-for-sale		Total

Cash and cash equivalents	~~W~~	469,255	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	469,255
Trade and other receivables		3,700,279		—		—		—		3,700,279
Other financial assets		9,843		9,566		41,540		92,065		153,014

(in millions of Korean won)	2014
Financial liabilities	Derivatives used for hedging		Financial liabilities at amortized cost		Other financial liabilities		Total

Trade and other payables	~~W~~	—	~~W~~	5,112,905	~~W~~	—	~~W~~	5,112,905
Borrowings		—		8,995,540		—		8,995,540
Other financial liabilities		121,411		—		5,393		126,804

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Loans and receivables
Interest income	~~W~~	51,153	~~W~~	55,543
Loss on valuation		(125,692)		(149,133)
Gain on foreign currency transactions		4,259		2,643
Gain on foreign currency translation		9,973		6,379
Loss on disposal		(2,539)		(16,373)
Financial assets at fair value through the profit or loss
Gain on foreign currency translation		—		222
Gain on valuation		—		1,127
Derivative used for hedging
Loss on transactions		(5,157)		(34,653)
Gain on valuation		126,878		64,700
Other comprehensive income (loss) [1]		103,236		28,928
Reclassified to profit or loss from other comprehensive loss [1,2]		(88,440)		(49,524)
Available -for-sale
Interest income		90		90
Dividend income		851		784
Gain (loss) on disposal		27,488		(14,711)
Impairment loss		(1,341)		(68,028)
Other comprehensive income [1]		8,596		7,314
Reclassified to profit or loss from other comprehensive income [1]		(18,023)		—
Financial liability at fair value through profit or loss
Loss on valuation		(2,006)		—
Derivatives used for hedging
Gain (loss) on transactions		(273)		2,121
Gain on valuation		12,967		3,179
Other comprehensive income (loss) [1]		11,513		(12,191)
Reclassified to profit or loss from other comprehensive income [1,2]		(9,959)		4,729
Financial liabilities at amortized cost
Interest expense [3]		(366,054)		(438,190)
Gain (loss) on foreign currency transactions		(23,079)		12,485
Loss on foreign currency translation		(166,227)		(99,279)

Total		(451,786)	~~W~~	(691,838)

[1]	The amounts directly reflected in equity after adjustments of deferred income tax.
[2]	During the year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[3]	The amounts reflected as interest expense arising from derivatives.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Cash on hand	~~W~~	1,571	~~W~~	596
Bank deposits		128,059		60,980
Money Market Trust		561,000		167,000
Other financial instruments		436,361		240,679

Total	~~W~~	1,126,991	~~W~~	469,255

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

Restricted cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014		Description
Bank deposits	~~W~~	8,616	~~W~~	2,858	Restricted for research and development

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Discount		Book value
Current assets
Trade receivables	~~W~~	3,107,969	~~W~~	(428,479)	~~W~~	(8,405)	~~W~~	2,671,085
Other receivables		457,199		(153,853)		(314)		303,032

Total	~~W~~	3,565,168	~~W~~	(582,332)	~~W~~	(8,719)	~~W~~	2,974,117

Non-current assets
Trade receivables	~~W~~	217,369	~~W~~	(296)	~~W~~	(15,069)	~~W~~	202,004
Other receivables		481,779		(46,937)		(31,665)		403,177

Total	~~W~~	699,148	~~W~~	(47,233)	~~W~~	(46,734)	~~W~~	605,181

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Discount		Book value
Current assets
Trade receivables	~~W~~	3,188,773	~~W~~	(468,527)	~~W~~	(9,269)	~~W~~	2,710,977
Other receivables		426,662		(159,652)		(366)		266,644

Total	~~W~~	3,615,435	~~W~~	(628,179)	~~W~~	(9,635)	~~W~~	2,977,621

Non-current assets
Trade receivables	~~W~~	370,894	~~W~~	(430)	~~W~~	(23,937)	~~W~~	346,527
Other receivables		422,348		(9,674)		(36,543)		376,131

Total	~~W~~	793,242	~~W~~	(10,104)	~~W~~	(60,480)	~~W~~	722,658

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	468,957	~~W~~	169,326	~~W~~	474,372	~~W~~	135,544
Provision		84,290		41,402		101,559		47,574
Reversal or write-off		(124,472)		(9,938)		(106,974)		(13,792)

Ending	~~W~~	428,775	~~W~~	200,790	~~W~~	468,957	~~W~~	169,326

Provision for doubtful trade and other receivables is recognized as operating expenses, other expenses, and finance costs.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Details of aging analysis of trade receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014

Neither past due nor impaired	~~W~~	2,565,017	~~W~~	2,672,477

Past due and impaired
Up to six months		430,164		497,652
Six months to twelve months		74,631		88,506
Over twelve months		232,052		267,826

		736,847		853,984
Allowance for doubtful accounts		(428,775)		(468,957)

Total	~~W~~	2,873,089	~~W~~	3,057,504

Details of other receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Loans	~~W~~	109,490	~~W~~	63,781
Receivables		431,340		404,832
Accrued income		2,207		1,099
Refundable deposits		363,805		341,779
Others		157		610
Allowance for doubtful accounts		(200,790)		(169,326)

Total	~~W~~	706,209	~~W~~	642,775

Details of aging analysis of other receivables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Neither past due nor impaired	~~W~~	666,220	~~W~~	562,834

Past due and impaired
Up to six months		41,698		42,199
Six months to twelve months		6,705		56,780
Over twelve months		192,376		150,288

		240,779		249,267
Allowance for doubtful accounts		(200,790)		(169,326)

		39,989		79,941

Total	~~W~~	706,209	~~W~~	642,775

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2015. As of December 31, 2015, the Company is provided with guarantees of ~~W~~578,904 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Other financial assets
Financial assets at fair value through the profit or loss	~~W~~	—	~~W~~	9,566
Derivatives used for hedging		137,100		41,540
Financial instruments [1]		8,363		9,843
Available-for-sale financial assets		75,170		92,065
Less: Non-current		(218,582)		(136,581)

Current	~~W~~	2,051	~~W~~	16,433

Other financial liabilities
Derivatives used for hedge	~~W~~	57,089	~~W~~	121,411
Financial liabilities at fair value through profit or loss		2,006		5,393
Less: Non-current		(18,385)		(107,667)

Current	~~W~~	40,710	~~W~~	19,137

[1]	As of December 31, 2015, the Company’s financial instruments amounting to ~~W~~8,362 million (2014: ~~W~~6,308 million) represent certain proceeds from the disposal of Enswers Inc. deposited in an escrow account, checking account deposits, and deposits for Win-win Growth Cooperative loans subject to withdrawal restrictions.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Financial assets at fair value through the profit or loss and financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Financial assets held for trading
Other derivatives		—		4,010
Financial assets designated as fair value through the profit or loss		—		5,556

Total	~~W~~	—	~~W~~	9,566

(in millions of Korean won)	2015		2014
Financial liabilities held for trading
Other derivatives		2,006		—
Financial liabilities designated as fair value through the profit or loss		—		5,393

Total	~~W~~	2,006	~~W~~	5,393

The valuation gains and losses on financial assets held for trading for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1
Currency swap		—		—		—		—
Other derivatives		—		—		464		—

Total	~~W~~	—	~~W~~	—	~~W~~	464	~~W~~	1

The valuation gains and losses on financial assets designated as at fair value through the profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Gain (loss) on foreign currency translation	~~W~~	—	~~W~~	222
Gain (loss) on valuations		—		664

Total	~~W~~	—	~~W~~	886

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The valuation gains and losses on financial liabilities held for trading for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Other derivatives	~~W~~	—	~~W~~	2,006	~~W~~	—	~~W~~	—

Total	~~W~~	—	~~W~~	2,006	~~W~~	—	~~W~~	—

The maximum exposure of financial assets at fair value through the profit or loss to credit risk is carrying value as of December 31, 2015.

Derivatives used for hedge as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	137,100	~~W~~	57,089	~~W~~	41,540	~~W~~	121,411
Less: Non-current		(137,100)		(16,379)		(34,198)		(107,668)

Current	~~W~~	—	~~W~~	40,710	~~W~~	7,342	~~W~~	13,743

[1]	In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015						2014
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income[1]		Valuation gain		Valuation loss		Accumulated other comprehensive loss[1]
Currency swap	~~W~~	141,512	~~W~~	1,667	~~W~~	151,384	~~W~~	93,235	~~W~~	25,356	~~W~~	22,080

[1]	The amounts directly reflected in equity before adjustments of deferred income tax.

The ineffective portion recognized in profit or loss on the cash flow hedge is recorded as valuation profit of ~~W~~2,663 million (2014: valuation loss of ~~W~~1,178 million).

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Details of available-for-sale financial assets as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Marketable equity securities	~~W~~	6,509	~~W~~	20,271
Non-marketable equity securities		61,461		68,794
Debt securities		7,200		3,000
Less : Non-current		(75,170)		(92,065)

Current	~~W~~	—	~~W~~	—

Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	92,065	~~W~~	131,559
Acquisition		9,629		10,503
Disposal		(36,582)		(40,301)
Valuation[1]		11,340		9,648
Impairment		(1,341)		(68,028)
Other[2]		59		48,684

Ending	~~W~~	75,170	~~W~~	92,065

[1]	The amounts directly reflected in equity before adjustments of deferred income tax.
[2]	During the year ended December 31, 2014, investment in KT ENS Corp. was reclassified to available-for-sale financial securities from investment in subsidiaries due to the commencement of its rehabilitation procedures (Note 13).

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2015.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost. When the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts, impairment loss is recognized.

None of the available-for-sale financial assets are past due and the carrying amount of the impaired assets is ~~W~~87 million as of December 31, 2015.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

8.	Inventories

Inventories as of December 31, 2015 and 2014, are as follows:

	2015						2014
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book value		Acquisition cost		Valuation allowance		Book value
Merchandise	~~W~~	387,145	~~W~~	(59,905)	~~W~~	327,240	~~W~~	259,497	~~W~~	(57,627)	~~W~~	201,870

Cost of inventories recognized as expenses for year ended December 31, 2015, amounts to ~~W~~3,346,664 million (2014: ~~W~~3,529,549 million) and loss of valuation allowance on inventory recognized amounts to ~~W~~2,278 million for year ended December 31, 2015 (2014: valuation reversal of ~~W~~57,202 million).

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Other assets
Advance payments	~~W~~	69,518	~~W~~	43,664
Prepaid expenses		165,990		164,825
Less: Non-current		(30,929)		(38,882)

Current	~~W~~	204,579	~~W~~	169,607

Other liabilities
Advances received	~~W~~	103,945	~~W~~	102,664
Withholdings		23,748		17,767
Unearned revenue		9,390		1,694
Less: Non-current		(12,839)		(6,745)

Current	~~W~~	124,244	~~W~~	115,380

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

10.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Land		Buildings and structures		Telecommunications equipment		Others		Construction - in-progress		Total
Acquisition cost	~~W~~	913,828	~~W~~	2,617,014	~~W~~	31,771,699	~~W~~	1,742,506	~~W~~	694,162	~~W~~	37,739,209
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,176,248)		(22,827,307)		(1,313,135)		(3,704)		(25,320,526)

Balance at 2015.1.1		913,696		1,440,766		8,944,392		429,371		690,458		12,418,683
Acquisition		19		48		167,487		91,868		2,151,560		2,410,982
Abandonment		(396)		(580)		(133,559)		(6,743)		(2,428)		(143,706)
Depreciation		—		(103,197)		(2,287,670)		(143,643)		—		(2,534,510)
Transfer		968		234,877		1,880,899		55,156		(2,171,900)		—
Others		(8,354)		(14,360)		80,968		(74,410)		—		(16,156)
Increases due to merger		—		—		6,385		1,208		2,078		9,671

Balance at 2015	~~W~~	905,933	~~W~~	1,557,554	~~W~~	8,658,902	~~W~~	352,807	~~W~~	669,768	~~W~~	12,144,964

Acquisition cost	~~W~~	906,064	~~W~~	2,825,403	~~W~~	32,705,831	~~W~~	1,508,459	~~W~~	671,068	~~W~~	38,616,825
Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,267,849)		(24,046,929)		(1,155,652)		(1,300)		(26,471,861)

(in millions of Korean won)	2014
	Land		Buildings and structures		Telecommunications equipment		Others		Construction - in-progress		Total
Acquisition cost	~~W~~	937,255	~~W~~	2,743,872	~~W~~	30,663,073	~~W~~	1,805,454	~~W~~	954,673	~~W~~	37,104,327
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,126,354)		(21,576,794)		(1,299,674)		(13,748)		(24,016,702)

Balance at 2014.1.1		937,123		1,617,518		9,086,279		505,780		940,925		13,087,625
Acquisition		—		2,715		187,726		88,361		1,970,654		2,249,456
Abandonment		(6,532)		(14,791)		(160,329)		(6,700)		(16,746)		(205,098)
Depreciation		—		(100,009)		(2,280,878)		(173,025)		—		(2,553,912)
Transfer		3,413		76,342		2,076,932		47,688		(2,204,375)		—
Others		(20,308)		(141,009)		34,662		(32,733)		—		(159,388)

Balance at 2014	~~W~~	913,696	~~W~~	1,440,766	~~W~~	8,944,392	~~W~~	429,371	~~W~~	690,458	~~W~~	12,418,683

Acquisition cost	~~W~~	913,828	~~W~~	2,617,014	~~W~~	31,771,699	~~W~~	1,742,506	~~W~~	694,162	~~W~~	37,739,209
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,176,248)		(22,827,307)		(1,313,135)		(3,704)		(25,320,526)

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The borrowing costs capitalized for qualifying assets amount to ~~W~~5,793 million for the year ended December, 2015 (2014: ~~W~~13,425 million). The interest rate applied to calculate the capitalized borrowing costs in 2015 is 3.58% (2014: 3.56%).

11.	Investment Property

Changes in investment property for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015						2014
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	173,862	~~W~~	827,484	~~W~~	1,001,346	~~W~~	153,554	~~W~~	647,720	~~W~~	801,274
Accumulated depreciation		—		(306,720)		(306,720)		—		(237,272)		(237,272)
Beginning		173,862		520,764		694,626		153,554		410,448		564,002
Depreciation		—		(31,735)		(31,735)		—		(30,699)		(30,699)
Transfer		8,354		12,266		20,620		20,308		141,015		161,323

Ending	~~W~~	182,216	~~W~~	501,295	~~W~~	683,511	~~W~~	173,862	~~W~~	520,764	~~W~~	694,626

Acquisition cost	~~W~~	182,216	~~W~~	847,376	~~W~~	1,029,592	~~W~~	173,862	~~W~~	827,484	~~W~~	1,001,346
Accumulated depreciation		—		(346,081)		(346,081)		—		(306,720)		(306,720)

The fair value of investment property is ~~W~~1,754,692 million as of December 31, 2015 (2014: ~~W~~1,811,391 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ~~W~~209,713 million (2014: ~~W~~198,857 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

The details of investment property provided as collateral as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
Collateral	Carrying amount		Collateral value		Related account	Related amount
Building	~~W~~	208,241	~~W~~	32,063	Deposits received	~~W~~	26,034

(in millions of Korean won)	2014
Collateral	Carrying amount		Collateral value		Related account	Related amount
Building	~~W~~	125,972	~~W~~	28,704	Deposits received	~~W~~	20,222

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	24,434	~~W~~	1,594,939	~~W~~	593,301	~~W~~	2,752,871	~~W~~	297,915	~~W~~	5,328,517
Accumulated depreciation (including accumulated impairment loss and others)		—		(12,775)		(947,184)		(405,317)		(1,358,356)		(161,862)		(2,885,494)

Balance at 2015.1.1		65,057		11,659		647,755		187,984		1,394,515		136,053		2,443,023
Acquisition		—		2,029		33,661		32,741		7,311		21,721		97,463
Abandonment		—		(633)		(28,161)		(3,214)		—		(22,010)		(54,018)
Amortization		—		(2,140)		(181,166)		(57,906)		(253,503)		(15,591)		(510,306)
Impairment[1]		—		—		—		—		(184,703)		(54)		(184,757)
Increases due to merger		—		—		8,932		1,387		—		2,359		12,678

Balance at 2015	~~W~~	65,057	~~W~~	10,915	~~W~~	481,021	~~W~~	160,992	~~W~~	963,620	~~W~~	122,478	~~W~~	1,804,083

Acquisition cost	~~W~~	65,057	~~W~~	24,692	~~W~~	1,537,556	~~W~~	620,232	~~W~~	2,760,182	~~W~~	284,110	~~W~~	5,291,829
Accumulated depreciation (including accumulated impairment loss and others)		—		(13,777)		(1,056,535)		(459,240)		(1,796,562)		(161,632)		(3,487,746)

[1]	The amount ~~W~~184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights.

	2014
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	23,426	~~W~~	1,386,487	~~W~~	567,562	~~W~~	2,752,871	~~W~~	283,462	~~W~~	5,078,865
Accumulated depreciation (including accumulated impairment loss and others)		—		(11,447)		(814,291)		(344,599)		(1,041,737)		(154,264)		(2,366,338)

Balance at 2014.1.1		65,057		11,979		572,196		222,963		1,711,134		129,198		2,712,527
Acquisition		—		2,369		263,918		25,950		—		26,010		318,247
Abandonment		—		(566)		(15,221)		(80)		—		(4,425)		(20,292)
Amortization		—		(2,123)		(173,138)		(60,849)		(252,958)		(13,790)		(502,858)
Impairment		—		—		—		—		(63,661)		(940)		(64,601)

Balance at 2014	~~W~~	65,057	~~W~~	11,659	~~W~~	647,755	~~W~~	187,984	~~W~~	1,394,515	~~W~~	136,053	~~W~~	2,443,023

Acquisition cost	~~W~~	65,057	~~W~~	24,434	~~W~~	1,594,939	~~W~~	593,301	~~W~~	2,752,871	~~W~~	297,915	~~W~~	5,328,517
Accumulated depreciation (including accumulated impairment loss and others)		—		(12,775)		(947,184)		(405,317)		(1,358,356)		(161,862)		(2,885,494)

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The carrying amount of facility usage rights not amortized due to indefinite useful lives is ~~W~~68,947 million as of December 31, 2015 (2014: ~~W~~80,993 million).

Goodwill is allocated to the Company’s wireless business which is the cash-generating units (“CGU”s) identified by operating segments. Wireless business is a part of ‘Marketing/Customer’ segment.

Goodwill impairment reviews are undertaken annually. The recoverable amount of CGU is determined based on value-in-use calculations. This calculation uses cash flow projections based on financial budgets for the next five years. Cash flows beyond the Company’s financial plan are extrapolated using the estimated growth rates and the growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the cashflow based on past performance and its expectation of market growth and the discount rates used are reflect specific risks relating to the relevant CGUs.

As a result of impairment testing, the Company considers that the carrying value of CGU does not exceed the recoverable amount of CGU. Therefore, there has been no impairment loss on goodwill for the years ended December 31, 2015 and 2014.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

13.	Investments in Subsidiaries, Associates and Joint ventures

Book value in investments in subsidiaries, associates and joint ventures as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Subsidiaries	~~W~~	3,267,182	~~W~~	3,562,299
Associates and joint ventures		274,655		275,901

Total	~~W~~	3,541,837	~~W~~	3,838,200

Investments in subsidiaries as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	Location	December 31, 2015 Percentage of ownership (%)	Carrying Value
			2015		2014
KT Estate Inc.	Domestic	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Domestic	100.0%		390,530		390,530
KTCS Corporation[1]	Domestic	7.4%		6,427		6,427
KTIS Corporation [1]	Domestic	29.3%		30,633		30,633
KT Skylife Co., Ltd.	Domestic	50.0%		311,696		311,696
KT Capital Co., Ltd. [4]	Domestic	—		—		172,434
BC Card Co., Ltd.	Domestic	69.5%		633,004		633,004
KT Rental [4]	Domestic	—		—		156,957
KT M&S Co., Ltd.	Domestic	100.0%		124,564		124,564
KT Hitel Co., Ltd	Domestic	63.7%		120,078		120,078
KT Media Hub Co. Ltd. [5]	Domestic	—		—		80,000
KT Belgium	Belgium	100.0%		69,461		69,461
KT Powertel Co., Ltd. 1	Domestic	44.8%		37,419		37,419
KT Music Corporation [3]	Domestic	50.0%		37,417		37,417
KTSC Dutch B.V.	Netherlands	100.0%		55,847		51,383
KT Telecop Co., Ltd.	Domestic	86.8%		26,045		26,045
KT Submarine Co., Ltd. [1]	Domestic	36.9%		24,370		24,370
Nasmedia, Inc. [2]	Domestic	45.4%		23,051		23,051
KT New Business Fund No.1	Domestic	90.9%		8,112		20,112
KT Strategic Investment Fund No.1	Domestic	90.9%		20,000		20,000
KTDS Co., Ltd.	Domestic	95.3%		19,616		19,616
KTSB Data Service	Domestic	51.0%		18,870		18,870
Centios Co., Ltd. [7]	Domestic	82.8%		—		13,984
KT Strategic Investment Fund No.2	Domestic	90.9%		20,000		10,000
KT SPORTS	Domestic	66.0%		6,600		6,000
KT M mobile Co., Ltd.	Domestic	100.0%		100,000		—
KT Service Bukbu Co., Ltd. [6]	Domestic	67.3%		7,089		376
KT Service Nambu Co., Ltd. [6]	Domestic	76.4%		10,155		458
Others	Domestic			81,676		72,892

Total			~~W~~	3,267,182	~~W~~	3,562,299

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

[1]	Even though the Company and its subsidiaries have less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.
[2]	Even though the Company has less than 50% ownership, these entities are deemed to be the Company’s subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.
[3]	Even though the Company has less than 50% of ownership, this entity is deemed to be the Company’s subsidiary as the Company holds potential voting rights based on the share purchase agreement with other investors.
[4]	In 2015, the Company disposed of the entire shares in its subsidiaries, KT Rental and KT Capital.
[5]	The Company merged with KT Media Hub Co., Ltd., a subsidiary, on March 31, 2015.
[6]	In 2015, as KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. merged with ITS Nambu, Seobu, and ITS Busan, Honam, Daegu, associates, respectively, the Company reclassified the carrying amount of shares as investment in subsidiaries.
[7]	Due to liquidation, the entire book value of Centios CO., LTD. is impaired.

Investments in associates and joint ventures as of and for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	Location	December 31, 2015 Percentage of ownership (%)	Carrying Value
			2015		2014
KIF Investment Fund	Domestic	33.3%		115,636		115,636
Wibro Infra Co., LTD	Domestic	26.2%		65,000		65,000
K-REALTY CR REIT 1 [1]	Domestic	15.0%		30,000		30,000
Mongolian Telecommunications	Mongolia	40.0%		11,135		11,135
KT-SB Venture Investment Fund [2]	Domestic	50.0%		7,505		14,745
Boston Global Film & Contents Fund L.P.	Domestic	27.7%		7,645		8,769
QTT Global (Group) Company Limited	China	25.0%		12,746		12,746
KT-CKP New Media Investment Fund	Domestic	49.7%		4,500		4,500
JNK Retech Co., Ltd.	Domestic	49.0%		—		1,176
Others				20,488		12,194

Total			~~W~~	274,655	~~W~~	275,901

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

[1]	At the end of the reporting period, despite the Company having less than 20% ownership, the equity method accounting has been applied as it is considered that the Company has significant influence over the operating and financial policies of those entities.
[2]	At the end of the reporting period, despite the Company having more than 50% ownership, the equity method accounting has been applied as the Company cannot participate in determining the operating and financial policies of those entities.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	3,838,200	~~W~~	3,361,677
Acquisition [1]		164,528		701,689
Disposal[2]		(365,797)		(156,091)
Impairment [3]		(15,160)		(20,391)
Others [4]		(79,934)		(48,684)

Ending	~~W~~	3,541,837	~~W~~	3,838,200

[1]	In 2014, the Company acquired the shares of BC Card Co., Ltd. amounting to ~~W~~633,003 million, as a result of spin-off and merger of the investing business segment of KT Capital Co., Ltd., a subsidiary.
[2]	In 2015, the Company disposed of the shares of its subsidiaries, KT Rental with a carrying value of ~~W~~156,927 million and KT Capital with a carrying value of ~~W~~172,434 million.
[3]	In 2015, the Company recognized the impairment for Centios Co., Ltd. and JNK Retech Co., Ltd. of ~~W~~13,984 million and ~~W~~1,176 million, respectively. In 2014, the Company recognized impairment losses on its investments in KT Innoedu Co., Ltd., T-ON Telecome Co., Ltd. and Ustream Korea Co., Ltd. amounting to ~~W~~7,775 million, ~~W~~9,200 million and ~~W~~3,416 million, respectively.
[4]	In 2015, the Company merged with its subsidiary, KT Media Hub Co., Ltd., with a carrying value of ~~W~~80,000 million. In 2014, investment in KT ENGCORE Co., Ltd (formerly KT ENS Corporation) amounting to ~~W~~48,684 million was reclassified to available-for-sale financial securities from investment in subsidiaries due to the commencement of rehabilitation procedures.

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Marketable investments in subsidiaries, associates and joint ventures as of December 31, 2015 and 2014, are as follows:

	2015
	Number of shares	Book value (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		205,433
KT Submarine Co., Ltd.	8,085,000		24,370		44,306
Nasmedia, Inc.	3,742,406		23,051		187,120
KT Music Corporation	20,904,514		37,417		91,666
KTCS Corporation	3,177,426		6,427		10,041
KTIS Corporation	10,196,190		30,633		48,534
Mongolian Telecommunications	10,348,111		11,135		4,884

Total		~~W~~	564,807	~~W~~	1,005,592

	2014
	Number of shares	Book value (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	438,712
KT Hitel Co., Ltd.	22,750,000		120,078		174,038
KT Submarine Co., Ltd.	8,085,000		24,370		41,476
Nasmedia, Inc.	3,742,406		23,051		89,256
KT Music Corporation	20,904,514		37,417		112,675
KTCS Corporation	3,177,426		6,427		9,373
KTIS Corporation	10,196,190		30,633		35,228
Mongolian Telecommunications	10,348,111		11,135		8,247

Total		~~W~~	564,807	~~W~~	909,005

14.	Trade and Other Payables

Trade and other payable as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Current Liability
Accounts payable	~~W~~	949,311	~~W~~	883,475
Other payables		3,161,964		3,445,543

Total	~~W~~	4,111,275	~~W~~	4,329,018

Non-current Liability
Accounts payable	~~W~~	3,902	~~W~~	6,223
Other payables		616,404		777,664

Total	~~W~~	620,306	~~W~~	783,887

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Details of other payables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Accounts payable	~~W~~	2,221,776	~~W~~	2,676,760
Accrued expenses		614,068		534,013
Operating deposits		635,096		636,526
Others		307,428		375,908
Less: Non-current		(616,404)		(777,664)

Current	~~W~~	3,161,964	~~W~~	3,445,543

15.	Borrowings

Details of borrowings as of December 31, 2015 and 2014, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2015			2014
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won
MTNP notes [1]	Sep. 07, 2034	6.50%	USD	100,000	117,200	USD	100,000	109,920
MTNP notes [1]	July 14, 2015	—		—	—	USD	400,000	439,680
MTNP notes [1]	May. 03, 2016	5.88%	USD	200,000	234,400	USD	200,000	219,840
Reg S bonds	Jan. 20, 2017	3.88%	USD	350,000	410,200	USD	350,000	384,720
FR notes	Aug. 28, 2018	LIBOR(3M) +1.15%	USD	300,000	351,600	USD	300,000	329,760
Reg S bonds	Apr. 22, 2017	1.75%	USD	650,000	761,800	USD	650,000	714,480
Reg S bonds	Apr. 22, 2019	2.63%	USD	350,000	410,200	USD	350,000	384,720
Japanese yen bonds	Jan. 29, 2015	—		—	—	JPY	5,000,000	46,007
Japanese yen bonds	Jan. 29, 2016	0.70%	JPY	18,200,000	176,906	JPY	18,200,000	167,465
Japanese yen bonds	Jan. 29, 2018	0.86%	JPY	6,800,000	66,097	JPY	6,800,000	62,570
Japanese yen bonds	Feb. 23, 2018	0.48%	JPY	15,000,000	145,802		—	—
The 167-2nd Public bond	Apr. 20, 2015	—		—	—		—	100,000
The 168-2nd Public bond	June 21, 2015	—		—	—		—	90,000
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—	100,000		—	100,000
The 176-3rd Public bond	May. 28, 2016	5.24%		—	260,000		—	260,000
The 177-2nd Public bond	Feb. 09, 2015	—		—	—		—	190,000
The 177-3rd Public bond	Feb. 09, 2017	5.38%		—	170,000		—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—	260,000		—	260,000
The 180-1st Public bond	Apr. 26, 2016	4.35%		—	210,000		—	210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—	380,000		—	380,000
The 181-1st Public bond	Aug. 26, 2016	3.94%		—	260,000		—	260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—	90,000		—	90,000
The 181-3rd Public bond	Aug .26, 2021	4.09%		—	250,000		—	250,000

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won and thousands of foreign currencies)			2015			2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 182-1st Public bond	Oct. 28, 2016	4.11%	—		320,000	—		320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-1st Public bond	Dec. 22, 2016	3.81%	—		50,000	—		50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%	—		120,000	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-1st Public bond	Sep. 16, 2018	3.46%	—		200,000	—		200,000
The 185-2nd Public bond	Sep. 16, 2020	3.65%	—		300,000	—		300,000
The 186-1st Public bond	June 26, 2017	2.86%	—		120,000	—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-1st Public bond	Sep. 2, 2017	2.69%	—		110,000	—		110,000
The 187-2nd Public bond	Sep. 2, 2019	2.97%	—		220,000	—		220,000
The 187-3rd Public bond	Sep. 2, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		—
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		—
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		—

Total					7,834,205			7,949,162
Less: Current portion					(1,510,440)			(864,960)
Discount on bonds					(20,035)			(26,083)

Net				~~W~~	6,303,730		~~W~~	7,058,119

[1]	As of December 31, 2015, the Company issued notes in the amount of USD 300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the program has been invalid since 2007.
[2]	The Libor (3M) is approximately 0.612% as of December 31, 2015.

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Short-term Borrowings

(in millions of Korean won)				2015	2014
Financial institution	Type	Maturity	Annual interest rates	Korean won	Korean won
NongHyup Bank	Facility loans	Jan. 31, 2015	3.49%	—		50,000
Korea Investment & Securities Co., Ltd.	Commercial paper	Jan. 8, 2015	2.39%	—		230,000
Kookmin Bank	Commercial paper	Jan. 8, 2015	2.86%	—		25,000
Korea Exchange Bank	Commercial paper	Jan. 26, 2015	2.21%	—		30,000
Shinhan Bank	Commercial paper	Jan. 26, 2015	2.21%	—		120,000
Samsung securities Co., Ltd.	Commercial paper	Jan. 26, 2015	2.21%	—		50,000
KTB Investment & Securities Co., Ltd.	Commercial paper	Jan. 26, 2015	2.21%	—		70,000
Korea Development Bank	General loans	Jan. 14, 2015	2.66%	—		50,000
Kookmin Bank	Facility loans	Jan. 29, 2015	3.53%	—		50,000
Shinhan Bank	Facility loans	Apr. 6, 2015	3.22%	—		40,000
				—	~~W~~	715,000

Long-term Borrowings

(in millions of Korean won)				2015		2014
Financial institution	Type	Maturity	Annual interest rates	Korean won		Korean won

Suhyup Bank	General Loans	Mar. 30, 2015	4.63%		—	~~W~~	50,000
Shinhan Bank	Informatization Promotion Fund	Jun. 15, 2015	3.19%		—		1,539
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 11, 2026	2.00%		5,428		5,922
NH Investment & Securities Co., Ltd.	Long-term commercial paper	Feb. 18, 2019	3.17%		300,000		300,000

Total					305,428		357,461
Less: Current portion					(493)		(52,033)

Net				~~W~~	304,935	~~W~~	305,428

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s bonds payable and borrowings as of December 31, 2015, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
2016	~~W~~	1,100,000	~~W~~	411,306	~~W~~	1,511,306	~~W~~	493	~~W~~	1,511,799
2017		400,000		1,172,000		1,572,000		493		1,572,493
2018		770,000		563,499		1,333,499		493		1,333,992
2019		390,000		410,200		800,200		300,493		1,100,693
Thereafter		2,500,000		117,200		2,617,200		3,456		2,620,656

Total	~~W~~	5,160,000	~~W~~	2,674,205	~~W~~	7,834,205	~~W~~	305,428	~~W~~	8,139,633

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Carrying value and fair value of the Company’s bonds payable and borrowings as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)
	2015				2014
Type	Carrying value		Fair value		Carrying value		Fair value
Bonds payable	~~W~~	7,814,170	~~W~~	7,876,740	~~W~~	7,923,079	~~W~~	8,050,538
Short-term borrowings		—		—		715,000		715,000
Long-term borrowings		305,428		303,029		357,461		354,401

Total	~~W~~	8,119,598	~~W~~	8,179,769	~~W~~	8,995,540	~~W~~	9,119,939

The fair value of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.58% as of December 31, 2015 (2014: 3.56%).

16.	Provisions

Changes in provisions for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Beginning	~~W~~	20,239	~~W~~	88,281	~~W~~	85,720	~~W~~	194,240
Increase		10,633		4,391		20,943		35,967
Usage		(6,860)		(5,950)		(21,035)		(33,845)
Reversal		(6,488)		(4,532)		(1,989)		(13,009)

Ending	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353

Current portion	~~W~~	17,524	~~W~~	—	~~W~~	83,639	~~W~~	101,163
Non-current portion		—		82,190		—		82,190

	2014
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Beginning	~~W~~	35,327	~~W~~	97,771	~~W~~	75,425	~~W~~	208,523
Increase		4,574		2,872		39,180		46,626
Usage		(11)		(2,932)		(28,885)		(31,828)
Reversal		(19,651)		(9,430)		—		(29,081)

Ending	~~W~~	20,239	~~W~~	88,281	~~W~~	85,720	~~W~~	194,240

Current portion	~~W~~	20,239	~~W~~	—	~~W~~	85,639	~~W~~	105,878
Non-current portion		—		88,281		81		88,362

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

17.	Net Defined Benefit Liability

Amounts recognized in the statements of financial position as of December 31, 2015 and 2014, are determined as follows:

(in millions of Korean won)	2015		2014
Present value of defined benefit obligations	~~W~~	1,231,234	~~W~~	1,131,987
Fair value of plan assets		(801,298)		(629,633)

Liabilities	~~W~~	429,936	~~W~~	502,354

Changes in the defined benefit obligations for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	1,131,987	~~W~~	1,425,782
Current service cost		123,972		119,564
Interest expense		33,214		41,510
Benefits paid		(99,209)		(69,736)
Past service costs and loss (profit) on settlements		—		666,299
Payments due to settlements of plan [1]		—		(1,321,683)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(8,595)		25,823
Actuarial gains and losses arising from changes in financial assumptions		40,482		181,461
Actuarial gains and losses arising from experience adjustments		2,701		62,967
Increases due to merger		6,682

Ending	~~W~~	1,231,234	~~W~~	1,131,987

[1]	In 2014, the payment of the benefits for voluntary retirement amounting to ~~W~~1,215,407 million is included.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Changes in the fair value of plan assets for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	629,633	~~W~~	904,994
Interest income		18,474		26,270
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,394)		(5,015)
Employer contributions		214,000		120,000
Benefits paid		(63,039)		(35,115)
Payments due to settlements of plan [1]		—		(381,501)
Increases due to merger		4,624		—

Ending	~~W~~	801,298	~~W~~	629,633

[1]	In 2014, the payment from the plan assets for voluntary retirement amounting to ~~W~~307,268 million is.

Amounts recognized in the statements of income for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Current service cost	~~W~~	123,972	~~W~~	119,564
Net Interest expenses (income)		14,740		15,240
Loss on settlements		—		666,299
Transfer		(10,673)		(6,144)

Total expense	~~W~~	128,039	~~W~~	794,959

The principal actuarial assumptions were as follows:

	2015	2014
Discount rate	2.49%	2.98%
Future salary increases	4.34%	4.51%

The sensitivity of the defined benefit obligations as of December 31, 2015, to changes in the weighted principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption		Decrease in principal assumption

Discount rate	0.5%	~~W~~	(59,471)	~~W~~	63,879
Future salary growth rate	0.5%		60,515		(57,056)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Company equal to or more than the level required under the Employee Retirement Benefit Security Act.

Expected contributions to post-employment benefit plans for the year ending December 31, 2016, are ~~W~~281,756 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total

Pension benefits	~~W~~	42,769	~~W~~	52,419	~~W~~	225,956	~~W~~	3,356,417	~~W~~	3,677,561

The weighted average duration of the defined benefit obligations is 10.6 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2015, is ~~W~~24,932 million (2014: ~~W~~21,682 million).

19.	Commitments and Contingencies

As of December 31, 2015, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,860,000	—
Working capital loan	Industrial Bank of Korea	KRW	100,000	—
Comprehensive line of credit	Korea Exchange Bank	KRW	15,000	4,030
Commercial papers	Korea Exchange Bank and others	KRW	520,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,428
Green energy factoring	Shinhan Bank	KRW	387	185
Collateralized loan on accounts receivable –trade	Shinhan Bank and others	KRW	710,000	19,469
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	374
Forward trading commitment	Shinhan Bank	USD	11,500	—

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Guarantees for collection of accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	578,904
Bid guarantee	Korea Software Financial Cooperative	KRW	74,945
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	227,385
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	55,440
Performance guarantee	Export-Import Bank of Korea	DZD[1]	25,863
		USD	975
Guarantee for advances received	Export-Import Bank of Korea	USD	87,928
General guarantee	Kookmin Bank and others	KRW	11,300
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD	86,167
	Korea Exchange Bank	PLN[2]	23,000
Performance guarantee	Seoul Guarantee Insurance	KRW	12,386
Guarantee for licensing	Seoul Guarantee Insurance	KRW	3,448
Guarantee for deposits	Seoul Guarantee Insurance	KRW	3,926
Auction guarantee	Seoul Guarantee Insurance	KRW	80

[1]	Algerian Dinar.
[2]	Polish zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2015, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~6,591 million.

For the year ended December 31, 2015, the Company made agreements with the Securitization Specialty Companies Olleh KT Nineteenth to Twentyfourth Securitization Specialty Co., Ltd. (2014: Olleh KT Thriteenth to Eighteenth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2015, the Company is a defendant in 160 lawsuits with an aggregate amount of ~~W~~70,999 million. As of December 31, 2015, litigation provisions of ~~W~~17,524 million are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of these cases cannot yet be determined as of the report date.

On March 6, 2014, the website of the Company was accessed by hackers and the personal information of the customers was stolen. There are lawsuits against the Company over this breach seeking damages of approximately ~~W~~6,661 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Company and its subsidiary, KT Sat, at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. Currently, the mediator selection for the Company and the subsidiary, KT Sat, and ABS is complete, and the process of arbitration is in progress. The final outcome of this arbitration cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

20.	Lease

Finance Lease

Details of finance lease assets as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Acquisition costs	~~W~~	279,009	~~W~~	417,916
Accumulated depreciation		(117,479)		(193,935)

Net balance	~~W~~	161,530	~~W~~	223,981

As of December 31, 2015, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~71,655 million (2014: ~~W~~95,915 million) for the year ended December 31, 2015.

Details of future minimum lease payments as of December 31, 2015 and 2014, under finance lease contracts are summarized below:

(in millions of Korean won)	2015		2014

Total minimum lease payments
Within one year	~~W~~	78,996	~~W~~	113,844
From one year to five years		105,411		135,762

Total	~~W~~	184,407	~~W~~	249,606

Unearned finance income		28,354		39,830

Net minimum lease payments
Within one year		61,175		92,298
From one year to five years		94,878		117,478

Total	~~W~~	156,053	~~W~~	209,776

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Operating Lease

Details of future minimum lease payments as of December 31, 2015 and 2014, under operating lease contracts are summarized below:

(in millions of Korean won)	2015		2014
Within one year	~~W~~	100,456	~~W~~	97,288
From one year to five years		286,698		330,137
Over five years		77,859		165,799

Total	~~W~~	465,013	~~W~~	593,224

Operating lease expenses incurred for the years ended December 31, 2015 and 2014, amounted to ~~W~~100,747 million and ~~W~~120,299 million, respectively.

21.	Capital Stock

As of December 31, 2015 and 2014, the Company’s number of authorized shares is one billion.

	2015					2014
	Number of outstanding shares	Par value per share (in Korean won)		Capital stock (in millions of Korean won)		Number of outstanding shares	Par value per share (in Korean won)		Capital stock (in millions of Korean won)
Common stock [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the capital stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value per share of common stock.

22.	Retained Earnings

As of December 31, 2015 and 2014, the Company’s retained earnings consist of:

	2015		2014
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,738,028		4,824,695
Unappropriated retained earnings		2,926,673		2,122,481

Total	~~W~~	8,446,950	~~W~~	7,729,425

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The Company appropriates a certain portion of its retained earnings as reserves for research and development which are provided in order to obtain tax benefits under the Special Tax Treatment Control Law. Among these reserves, the reversed amount according to the terms of related tax laws may be distributed.

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The appropriation of retained earnings for the years ended December 31, 2015 and 2014, is as follows:

(in millions of Korean won)	2015		2014
Unappropriated retained earnings from prior year	~~W~~	2,184,382	~~W~~	3,473,022
Remeasurements of net defined benefit liabilities		(28,033)		(208,652)
Net income(loss)		770,324		(1,141,889)

Retained earnings available for appropriation		2,926,673		2,122,481

Reversal of voluntary reserve		86,667		86,667

Appropriation of loss on disposal of treasury stock		(50)		(24,766)
Dividends (Cash dividend (%):
Common stock:
~~W~~500 (10.0%) in 2015, Nil in 2014)		(122,425)		—

Appropriation of retained earnings		(122,475)		(24,766)

Retained earnings after appropriation	~~W~~	2,890,865	~~W~~	2,184,382

23.	Accumulated Other Comprehensive Income and Other Components of Equity

Accumulated other comprehensive income as of December 31, 2015 and 2014, consists of:

(in millions of Korean won)	2015		2014
Gain on valuation of available-for-sale	~~W~~	3,110	~~W~~	12,537
Loss on valuation of derivatives		(20,380)		(36,730)

Total	~~W~~	(17,270)	~~W~~	(24,193)

Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

	2015
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Gain on valuation of available-for-sale	~~W~~	12,537	~~W~~	8,596	~~W~~	(18,023)	~~W~~	3,110
Gain(loss) on valuation of derivatives		(36,730)		114,749		(98,399)		(20,380)

Total	~~W~~	(24,193)	~~W~~	123,345	~~W~~	(116,422)	~~W~~	(17,270)

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

	2014
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Gain on valuation of available-for-sale	~~W~~	5,223	~~W~~	7,314	~~W~~	—	~~W~~	12,537
Gain(loss) on valuation of derivatives		(8,672)		16,737		(44,795)		(36,730)

Total	~~W~~	(3,449)	~~W~~	24,051	~~W~~	(44,795)	~~W~~	(24,193)

As of December 31, 2015 and 2014, the other components of equity are as follows:

	2015		2014
Treasury stock [1]	~~W~~	(866,156)	~~W~~	(866,316)
Loss on disposal of treasury stock [2]		(50)		(24,766)
Share-based payments		3,737		3,627
Other		(188,012)		(216,680)

Total	~~W~~	(1,050,481)	~~W~~	(1,104,135)

[1]	During the year ended December 31, 2015, the Company granted 3,008 treasury shares as share-based payment.
[2]	The amounts directly reflected in equity is ~~W~~16 million (2014: ~~W~~9 million) as of December 31, 2015.

As of December 31, 2015 and 2014, details of treasury stock are as follows:

	2015		2014
Number of shares		16,262,008		16,249,100
Amounts (in millions of Korean won)	~~W~~	866,156	~~W~~	866,316

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

24.	Share-Based Payments

The details of other share-based payments as of December 31, 2015 and 2014, are as follows:

9th grant

Grant date	April 29, 2015

Grantee	CEOs, inside directors, outside directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~30,900

Total compensation costs (in Korean won)	~~W~~3,737 million

Estimated exercise date (exercise date)	During 2016

Valuation method	Fair value method

Changes in the number of other share-based payments in 2015 and 2014 are as follows:

	2015
	Beginning		Grant		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable

8th grant	~~W~~	251,833	~~W~~	—	~~W~~	248,825	~~W~~	—	~~W~~	3,008	~~W~~	—	~~W~~	—
9th grant		—		263,123		—		—		—		263,123		—

Total	~~W~~	251,833	~~W~~	263,123	~~W~~	248,825	~~W~~	—	~~W~~	3,008	~~W~~	263,123	~~W~~	—

	2014
	Beginning		Grant		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable

7th grant	~~W~~	282,228	~~W~~	—	~~W~~	278,175	~~W~~	—	~~W~~	4,053	~~W~~	—	~~W~~	—
8th grant		—		251,833		—		—		—		251,833		—

Total	~~W~~	282,228	~~W~~	251,833	~~W~~	278,175	~~W~~	—	~~W~~	4,053	~~W~~	251,833	~~W~~	—

[1]	The weighted average price of common stock at the time of exercise during 2015 was ~~W~~30,900 (2014: ~~W~~32,500).

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

25.	Operating Revenues

Operating revenues for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Sales of services	~~W~~	14,505,385	~~W~~	14,408,096
Sales of goods		2,436,972		3,027,707

Total	~~W~~	16,942,357	~~W~~	17,435,803

26.	Construction Commitments

The changes in construction contracts in 2015 and 2014 are as follows:

2015
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
-	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

2014
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Kimhae apartment	~~W~~	3,910	~~W~~	129	~~W~~	4,039	~~W~~	—

Gains or losses from construction in progress as of December 31, 2015 and 2014, are as follows:

2015
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billing		Advances
-	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

2014
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billing		Advances
Kimhae apartment	~~W~~	141,296	~~W~~	103,065	~~W~~	38,231	~~W~~	140,285	~~W~~	—

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Amounts due from and to customers for contract work as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Amount due from customers for contract work		Amount due to customers for contract work		Amount due from customers for contract work [1]		Amount due to customers for contract work

Kimhae apartment	~~W~~	—	~~W~~	—	~~W~~	1,011	~~W~~	—

[1]	Recorded as receivables in the statements of financial position.

27.	Operating Expenses

Operating expenses for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Salaries and wages	~~W~~	1,936,301	~~W~~	3,124,893
Depreciation		2,523,168		2,542,775
Amortization		487,011		480,633
Commissions		1,525,078		1,470,793
Interconnection charges		690,624		793,846
International interconnection fee		232,482		239,773
Purchase of inventories		3,474,312		3,195,829
Changes of inventories		(125,370)		276,518
Sales commission		2,046,760		2,821,801
Purchase of contents		354,383		355,158
Utilities		306,887		293,568
Taxes and dues		225,322		203,164
Rent		446,810		456,728
Insurance		200,877		202,547
Installation fee		393,661		366,610
Advertising expenses		175,844		162,953
Research and development expenses		178,436		183,595
Others		1,005,911		984,109

Total	~~W~~	16,078,497	~~W~~	18,155,293

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Details of employee benefits for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Short-term employee benefits	~~W~~	1,779,197	~~W~~	1,920,920
Post-employment benefits (defined benefit)[1]		128,039		794,959
Post-employment benefits (defined contribution)		24,932		21,682
Post-employment benefits (others)		396		383,705
Share-based payment		3,737		3,627

Total	~~W~~	1,936,301	~~W~~	3,124,893

[1]	The cost of the benefits for voluntary retirement amount to ~~W~~680,692 million in 2014.

28.	Other income and other expenses

Other income as of December 31, 2015 and 2014, consists of:

(in millions of Korean won)	2015		2014
Gain on disposal of property and equipment	~~W~~	23,982	~~W~~	46,523
Gain on disposal of intangible assets		1,926		1,950
Compensation on property and equipment		129,388		69,294
Gain on disposal of investments in subsidiaries, associates and joint ventures[1]		493,349		7,632
Dividends received		100,905		146,703
Gains on government subsidies		11,285		8,480
Others[2]		284,925		81,918

Total	~~W~~	1,045,760	~~W~~	362,500

[1]	The 2015 amount includes the gains on sale of shares of KT Rental Corp. and KT Capital Corporation amounting to ~~W~~418,630 million and ~~W~~73,657 million, respectively.
[2]	The 2015 amount includes the gains on transaction of financial liabilities at fair value through profit or loss amounting to ~~W~~172,671 million.

Other expenses for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Loss on disposal of property and equipment	~~W~~	137,229	~~W~~	183,854
Loss on disposal of intangible assets		34,752		16,037
Impairment loss on intangible assets		184,757		64,601
Loss on disposal of investments in subsidiaries, associates and joint ventures		12,115		40,425
Impairment loss on investments in subsidiaries, associates and joint ventures		15,160		20,391
Donation		45,143		65,665
Others		107,083		203,532

Total	~~W~~	536,239	~~W~~	594,505

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

29.	Financial Income and Costs

Finance income for the years ended December 31, 2015 and 2014, is as follows:

(in millions of Korean won)	2015		2014
Interest income	~~W~~	51,243	~~W~~	55,633
Gain on foreign currency transactions		10,864		32,577
Gain on foreign currency translation		11,089		32,552
Gain on settlement of derivatives		—		2,121
Gain on valuation of derivatives		141,512		93,235
Others		28,342		3,383

Total	~~W~~	243,050	~~W~~	219,501

Finance costs for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Interest expenses	~~W~~	366,054	~~W~~	438,190
Loss on foreign currency transactions		29,684		17,449
Loss on foreign currency translation		167,343		125,230
Loss on settlement of derivatives		5,430		34,653
Loss on valuation of derivatives		1,667		25,356
Loss on disposal of trade receivables		2,539		16,373
Impairment loss on available-for sale securities		1,341		68,028
Losses on disposal of available-for-sale securities		—		16,646
Others		31,942		231

Total	~~W~~	606,000	~~W~~	742,156

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

30.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	269,324	~~W~~	257,266
Deferred tax assets to be recovered after more than 12 months		823,718		1,064,670

		1,093,042		1,319,936

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(246)		(219)
Deferred tax liability to be recovered after more than 12 months		(536,308)		(528,581)

		(536,554)		(528,800)

Deferred tax assets, net	~~W~~	556,488	~~W~~	791,136

The gross movements on the deferred income tax account for the years ended December 31, 2015 and 2014, are calculated as follows:

(in millions of Korean won)	2015		2014
Beginning	~~W~~	791,136	~~W~~	401,109
Charged to the statement of income		(241,388)		316,790
Charged to other comprehensive income		6,740		73,237

Ending	~~W~~	556,488	~~W~~	791,136

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2015
	Beginning		Statement of income		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(3,213)	~~W~~	3,213	~~W~~	—	~~W~~	—
Derivatives		—		(13,657)		(5,220)		(18,877)
Depreciation		(61,660)		7,415		—		(54,245)
Deposits for severance benefits		(152,372)		(40,612)		—		(192,984)
Deferred tax gain on disposal of fixed assets		(238,130)		(1,489)		—		(239,619)
Accrued income		(104)		(134)		—		(238)
Reserve for technology and human resource development		(20,974)		20,974		—		—
Others		(52,347)		21,756		—		(30,591)

		(528,800)		(2,534)		(5,220)		(536,554)

Deferred tax assets
Investment in subsidiaries, associates and joint ventures		—		1,874		—		1,874
Derivatives		18,318		(18,318)		—		—
Allowance for doubtful accounts		127,009		(8,117)		—		118,892
Available-for-sale financial assets		19,346		(4,257)		3,010		18,099
Contribution for construction		13,410		(2,421)		—		10,989
Accrued expenses		34,827		10,822		—		45,649
Provisions		25,642		(3,355)		—		22,287
Defined benefit liabilities		258,430		15,873		8,950		283,253
Withholding of facilities expenses		7,809		(449)		—		7,360
Accrued payroll expenses		32,589		6,787		—		39,376
Deduction of instalment receivables		4,320		6,203		—		10,523
Present value discount		6,494		(2,015)		—		4,479
Assets retirement obligation		17,652		(1,388)		—		16,264
Gain or loss foreign currency translation		16,837		26,303		—		43,140
Deferred revenue		62,835		(19,967)		—		42,868
Tax credit carryforwards		204,470		9,542		—		214,012
Tax loss carryforwards		411,755		(304,270)		—		107,485
Others		58,193		48,299		—		106,492

		1,319,936		(238,854)		11,960		1,093,042

Net balance	~~W~~	791,136	~~W~~	(241,388)	~~W~~	6,740	~~W~~	556,488

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Beginning		Statement of income		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(2,393)	~~W~~	(820)	~~W~~	—	~~W~~	(3,213)
Depreciation		(80,060)		18,400		—		(61,660)
Deposits for severance benefits		(219,009)		66,637		—		(152,372)
Deferred tax gain on disposal of fixed assets		(238,230)		100		—		(238,130)
Accrued income		(30)		(74)		—		(104)
Reserve for technology and human resource development		(41,947)		20,973		—		(20,974)
Others		(24,419)		(27,928)		—		(52,347)

		(606,088)		77,288		—		(528,800)

Deferred tax assets
Derivatives		32,658		(23,298)		8,958		18,318
Allowance for doubtful accounts		141,203		(14,194)		—		127,009
Available-for-sale financial assets		5,490		16,191		(2,335)		19,346
Contribution for construction		18,499		(5,089)		—		13,410
Accrued expenses		32,540		2,287		—		34,827
Provisions		26,802		(1,160)		—		25,642
Defined benefit liabilities		296,048		(104,232)		66,614		258,430
Withholding of facilities expenses		8,340		(531)		—		7,809
Accrued payroll expenses		52,969		(20,380)		—		32,589
Deduction of instalment receivables		7,055		(2,735)		—		4,320
Present value discount		9,501		(3,007)		—		6,494
Assets retirement obligation		18,972		(1,320)		—		17,652
Gain or loss foreign currency translation		9,988		6,849		—		16,837
Deferred revenue		62,426		409		—		62,835
Tax credit carryforwards		165,593		38,877		—		204,470
Tax loss carryforwards		—		411,755		—		411,755
Others		119,113		(60,920)		—		58,193

		1,007,197		239,502		73,237		1,319,936

Net balance	~~W~~	401,109	~~W~~	316,790	~~W~~	73,237	~~W~~	791,136

The total of unrecognized temporary differences at the end of the reporting date is ~~W~~67,089 million (2014 : ~~W~~115,954 million) related to investment in subsidiaries, associates and joint ventures.

The tax impact directly to equity as of December 31, 2015 and 2014, are as follows:

	2015						2014
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	~~W~~	(12,437)	~~W~~	3,010	~~W~~	(9,427)	~~W~~	9,649	~~W~~	(2,335)	~~W~~	7,314
Hedge instruments valuation gain (loss)		21,570		(5,220)		16,350		(37,016)		8,958		(28,058)
Remeasurements of net defined benefit liabilities		(36,982)		8,949		(28,033)		(275,266)		66,614		(208,652)

Total	~~W~~	(27,849)	~~W~~	6,739	~~W~~	(21,110)	~~W~~	(302,633)	~~W~~	73,237	~~W~~	(229,396)

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Details of income tax benefit for the years ended December 31, 2015 and 2014, are calculated as follows:

(in millions of Korean won)	2015		2014
Current income tax expenses	~~W~~	(1,281)	~~W~~	(15,471)
Impact of change in temporary difference		241,388		(316,790)

Total income tax expense ( benefit )	~~W~~	240,107	~~W~~	(332,261)

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2015		2014
Loss before income tax benefit	~~W~~	1,010,431	~~W~~	(1,474,150)

Expected tax expense at statutory tax rate	~~W~~	244,061	~~W~~	(357,206)
Tax effects of
Income not subject to tax		(16,185)		(39,228)
Expenses not deductible for tax purposes		6,252		30,093
Tax credit carryforwards and deductions		(9,542)		(38,877)
Deferred tax effects due to consolidated tax return		3,978		27,955
Others		11,543		45,002

Income tax expense(benefit)	~~W~~	240,107	~~W~~	(332,261)

Average effective tax rate		23.8%		22.5%

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of common stocks in issue during the year, excluding common stocks purchased by the Company and held as treasury stock.

Basic earnings (loss) per share for the years ended December 31, 2015 and 2014, is calculated as follows:

	2015		2014
Net income(loss) attributable to common Stock (in millions of Korean won)	~~W~~	770,324	~~W~~	(1,141,889)
Weighted average number of common stock outstanding		244,854,364		244,656,413
Basic earnings(loss) per share (in Korean won)		3,146		(4,667)

Diluted earnings per share is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from other share-based payments.

Diluted earnings (loss) per share for the years ended December 31, 2015 and 2014, is calculated as follows:

	2015		2014
Net income(loss) attributable to common stock(in millions of Korean won)	~~W~~	770,324	~~W~~	(1,141,889)
Adjusted net income(loss) attributable to common stock (in millions of Korean won)		770,324		(1,141,889)
Number of dilutive potential common shares outstanding		1,104		767
Weighted-average number of common shares outstanding and dilutive common shares		244,855,468		244,656,413
Diluted earnings(loss) per share (in Korean won)		3,146		(4,667)

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of common stocks and dilutive potential common stocks. In 2014, share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

32.	Dividends

There were no dividends payment in 2015. The dividends paid by the Company in 2014 were ~~W~~195,112 million (~~W~~800 per share). A dividend in respect of the year ended December 31, 2015, of ~~W~~500 per share, amounting to a total dividend of ~~W~~122,425 million, is to be proposed at the shareholders’ meeting on March 25, 2016. These financial statements do not reflect this dividend payable.

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
1. Profit (Loss) for the year	~~W~~	770,324	~~W~~	(1,141,889)
2. Adjustments for:
Income tax benefits (expenses)		240,107		(332,261)
Interest income		(51,243)		(55,633)
Interest expense		366,054		438,190
Dividends income		(101,756)		(147,487)
Depreciation		2,566,245		2,584,611
Amortization		510,306		502,858
Provisions for post-employment benefits (defined benefits)		138,712		801,103
Bad debt expenses		125,692		149,133
Losses(gains) on disposal of subsidiaries, associates and joint ventures		(481,234)		32,793
Losses(gains) on disposal of property and equipment		113,247		137,331
Losses(gains) on disposal of intangible assets		32,826		14,087
Impairment loss on intangible assets		184,757		64,601
Losses (gains) on foreign currency translation		156,254		92,474
Losses (gains) on valuation of derivatives, net		(305,080)		(35,811)
Impairment loss on available-for sale securities		1,341		68,028
Losses (gains) on disposal of available-for-sale securities		(27,488)		14,711
Others		72,601		(46,265)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		154,352		(6,697)
Increase in other receivables		(57,364)		(123,592)
Decrease(increase) in other current assets		(41,969)		18,687
Decrease(increase) in other non-current assets		7,953		(281)
Decrease(increase) in inventories		(155,494)		302,646
Increase(decrease) in trade payables		56,860		(441,809)
Increase(decrease) in other payables		(149,150)		37,732
Increase(decrease) in other current liabilities		8,439		(39,372)
Increase in other non-current liabilities		6,094		5,278
Increase(decrease) in accrued provisions		(4,929)		22,483
Increase(decrease) in deferred revenue		(82,582)		1,417
Post-employment benefits paid (defined benefits)		(69,522)		(1,381,465)
Decrease(increase) in plan assets		(171,468)		285,611

4. Cash generated from operations(1+2+3)	~~W~~	3,812,885	~~W~~	1,821,212

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented as cash generated from operations.

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Significant transactions not affecting cash flows for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Reclassification of borrowings	~~W~~	1,484,960	~~W~~	902,257
Transfer of construction-in-progress to property and equipment		2,171,900		2,204,375
Reclassification of accounts payable from property and equipment		81,249		305,752
Reclassification of accounts payable from net defined liability		29,686		9,951
Reclassification of accounts payable from plan assets		20,507		10,947
Reclassification of investments in subsidiaries, associates and joint ventures to available-for-sale financial assets		—		48,684
Disposal of treasury stock		—		28,011
Impact of change in investments in subsidiaries, associates and joint ventures to available-for-sale financial assets due to the merger		(80,000)		538,347
Assets succession due to the merger		106,718
Borrowings succession due to the merger		68,033		415,029

34.	Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2015, is as follows:

Relationship	Related parties
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation), KT Service Nambu Co., Ltd.(formerly Information Technology Solution Jungbu Corporation), KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KT Innoedu Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., KT Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT New Business Fund No.1, KTC Media Contents Fund 2, KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., Olleh Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., K-REALTY RENTAL HOUSING REIT 1, KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, Ngenebio, PT. BCCard Asia Pacific
Associates and jointly controlled entities	Korea Information & Technology Investment Fund, KT Wibro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., Saehacoms Co., Ltd. Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Fund L.P., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The related receivables and payables as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables

Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,207	~~W~~	—	~~W~~	5	~~W~~	—	~~W~~	15,570
KT Telecop Co., Ltd.		768		—		123		15,928		3,013
Ktcs Corporation		153		161		223		—		21,915
Ktis Corporation		548		—		282		—		43,961
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)		49		—		28		—		1,200
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation)		43		—		1		—		733
KT Skylife Co., Ltd.		4,744		—		47		—		14,137
KTDS Co., Ltd.		703		—		6,903		—		57,107
KT Estate Inc.		2,042		—		44,019		—		28,153
BC Card Co., Ltd.		3,771		—		207		—		2,049
KT Sat Co., Ltd.		199		—		8		—		231
KT Hitel Co., Ltd.		1,177		—		132		15,026		6,797
KT Commerce Inc.		44		—		202		5,848		102,626
KT M&S Co., Ltd.		57		—		9		—		72,627
KT Music Corporation		379		—		38		—		8,637
KT M mobile		498		—		550		—		258
Others		15,489		5,700		2,116		2,585		12,788

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2015
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates
KT WiBro Infra Co., Ltd.		—		—		—		895		85,612
Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		—		1,308
K-REALTY CR REIT 1		—		—		34,200		—		—
MOS GS Co., Ltd.		4		—		1		—		1,454
MOS Daegu Co., Ltd.		1		—		—		—		1,051
MOS Chungcheong Co., Ltd.		1		—		1		—		1,184
MOS Gangnam Co., Ltd.		2		—		1		—		—
MOS GB Co., Ltd.		1		—		1		—		2,801
MOS BS Co., Ltd.		1		—		1		—		1,066
MOS Honam Co., Ltd.		1		—		—		—		1,793
Others		98		—		5		18		181

Total	~~W~~	40,664	~~W~~	52,775	~~W~~	129,053	~~W~~	40,300	~~W~~	488,252

[1]	The Company for the years ended December 31, 2015, provided allowance for doubtful accounts of ~~W~~95,548 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

(in millions of Korean won)	2014
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	599	~~W~~	—	~~W~~	5	~~W~~	—	~~W~~	13,539
KT Capital Co., Ltd.		287		—		2		—		97,751
KT Telecop Co., Ltd.		1,238		—		132		109		3,172
KTCS Corporation		143		—		15		—		19,159
KTIS Corporation		509		—		111		—		50,234
KT Skylife Co., Ltd.		6,847		—		41		—		12,033
KTDS Co., Ltd.		1,006		—		76		6,672		43,159
KT Estate Inc.		51		—		22,111		—		30,332
BC Card Co., Ltd.		7,028		—		41		—		1,201
KT Rental		226		—		589		—		159,302
KT Auto Lease Corporation		1		—		—		—		16,158
KT Media Hub Co., Ltd.		4,505		—		374		—		48,362
KT Sat Co., Ltd.		440		—		35		—		361
KT Hitel Co., Ltd.		179		—		19		2,672		6,437

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
KT Commerce Inc.		220		—		9		2,463		75,522
KT M&S Co., Ltd.		228		—		11		—		108,809
KT Music Corporation		1,681		—		1,677		—		9,582
Others		7,547		1,500		550		86		9,950
Associates and jointly controlled entities
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)		136		—		11		—		7,226
Information Technology Solution Nambu Corporation		12		—		—		—		5,062
Information Technology Solution Seobu Corporation		4		—		9		—		4,833
Information Technology Solution Busan Corporation		7		—		1		—		2,191
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation)		5		—		1		—		2,261
Information Technology Solution Honam Corporation		7		—		—		—		5,151
Information Technology Solution Daegu Corporation		2		—		—		—		2,278
WiBro Infra Co., Ltd.		—		—		—		—		129,294
Smart Channel Co., Ltd.[1]		10,234		9,638		39,724		2,001		—
K-REALTY CR REIT 1		—		—		35,850		—		—
MOS GS Co., Ltd.		5		—		1		—		844
MOS Daegu Co., Ltd.		—		—		—		—		1,507
MOS Chungcheong Co., Ltd.		1		—		1		—		1,611
MOS Gangnam Co., Ltd.		1		—		1		—		794
MOS GB Co., Ltd.		1		—		1		—		1,134
MOS BS Co., Ltd.		1		—		1		—		653
MOS Honam Co., Ltd.		1		—		—		—		1,992
Others		331		—		10		190		338

Total	~~W~~	43,483	~~W~~	11,138	~~W~~	101,409	~~W~~	14,193	~~W~~	872,232

[1]	The Company for the years ended December 31, 2014, provided allowance for doubtful accounts of ~~W~~59,596 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Significant transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	8,933	~~W~~	—	~~W~~	68,112	~~W~~	343
KT Capital Co., Ltd.		379		276		—		1,249
KT Telecop Co., Ltd.		12,956		—		24,779		530
Ktcs Corporation		65,447		13		313,647		—
Ktis Corporation		67,874		12		284,351		2
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)[1]		7,003		—		87,880		—
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation) [1]		6,767		1		102,206		13
KT Skylife Co., Ltd.		26,219		762		49,165		23
KTDS Co., Ltd.		12,866		—		248,083		126,348
KT Estate Inc.		2,480		1		160,074		2,934
BC Card Co., Ltd.		16,912		—		18,633		2
KT Rental		1,480		—		18,500		4,347
KT Auto Lease Corporation		53		—		548		2,509
KT Media Hub Co., Ltd.		3,787		—		61,159		—
KT Sat Co., Ltd.		5,541		1		20,227		235
KT Hitel Co., Ltd.		7,530		238		48,767		2,876
KT Commerce Inc.		1,959		108		328,423		106,442
KT M&S Co., Ltd.		730,757		199		222,739		52
KT Music Corporation		2,565		—		30,116		40
KT M mobile		13,786		—		1,413		1
Others		35,443		174		66,014		8,178

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Associates
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)[2]		2,141		—		28,527		—
Information Technology Solution Nambu Corporation[2]		2,707		—		24,015		—
Information Technology Solution Seobu Corporation[2]		2,323		1		20,019		—
Information Technology Solution Busan Corporation[2]		1,496		—		14,039		—
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation) [2]		1,972		—		20,810		5
Information Technology Solution Honam Corporation[2]		2,050		—		27,995		1,476
Information Technology Solution Daegu Corporation[2]		1,255		—		18,245		20
KT WiBro Infra Co., Ltd.		11		—		—		814
Smart Channel Co., Ltd.		3,450		—		4,719		—
K-REALTY CR REIT 1		—		—		38,167		—
MOS GS Co., Ltd.		599		—		14,947		2,396
MOS Daegu Co., Ltd.		140		—		10,668		1,278
MOS Chungcheong Co., Ltd.		238		—		10,946		1,520
MOS Gangnam Co., Ltd.		241		—		13,985		1,727
MOS GB Co., Ltd.		610		—		18,983		2,400
MOS BS Co., Ltd.		225		—		13,807		1,433
MOS Honam Co., Ltd.		279		—		12,296		4,344
Others		1,762		25		6,999		24

Total	~~W~~	1,052,236	~~W~~	1,811	~~W~~	2,454,003	~~W~~	273,561

[1]	The transactions for the year ended December 31, 2015, after KT SERVICE Bukbu CO.,LTD. and KT SERVICE Nambu CO.,LTD were merged and included in consolidation scope.
[2]	The transactions for the year ended December 31, 2015, before KT SERVICE Bukbu CO.,LTD. and KT SERVICE Nambu CO.,LTD were merged and included in consolidation scope.
[3]	This amount includes the acquisition of Property, Plant and Equipment.

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	6,848	~~W~~	16	~~W~~	68,600	~~W~~	526
KT Capital Co., Ltd.		494		—		—		2,964
KT Telecop Co., Ltd.		13,723		9		6,363		315
KTCS Corporation[1]		10,340		—		51,794		—
KTIS Corporation[1]		10,973		—		56,078		246
KT Skylife Co., Ltd.		26,487		41		54,574		8
KTDS Co., Ltd.		10,173		—		255,522		70,160
KT Estate Inc.		2,466		18		177,440		6,428
BC Card Co., Ltd.		15,913		391		19,726		10
KT Rental		9,108		3		63,938		15,544
KT Auto Lease Corporation		5		—		106		10,746
KT Media Hub Co., Ltd.		15,175		—		246,932		—
KT Sat Co., Ltd.		5,743		—		23,583		—
KT Hitel Co., Ltd.		4,085		2		23,633		1,996
KT Commerce Inc.		2,362		—		294,763		76,740
KT M&S Co., Ltd.		743,859		172		268,574		—
KT Music Corporation		1,572		—		40,819		—
Others		39,045		263		78,330		5,063
Associates and jointly controlled entities
KTCS Corporation[2]		46,441		—		219,033		6,024
KTIS Corporation[2]		65,167		1		229,541		—
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)		3,515		—		54,398		—
Information Technology Solution Nambu Corporation		4,970		—		45,912		—
Information Technology Solution Seobu Corporation		3,785		—		40,169		—
Information Technology Solution Busan Corporation		2,562		—		26,044		—
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation)		3,884		—		37,064		44

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Information Technology Solution Honam Corporation		2,934		—		35,839		—
Information Technology Solution Daegu Corporation		1,921		—		20,955		28
WiBro Infra Co., Ltd.		9		—		—		1,237
Smart Channel Co., Ltd.		7,159		—		—		—
K-REALTY CR REIT 1		—		—		37,413		—
MOS GS Co., Ltd.		637		—		14,256		2,642
MOS Daegu Co., Ltd.		145		—		10,495		1,290
MOS Chungcheong Co., Ltd.		229		—		11,008		844
MOS Gangnam Co., Ltd.		168		—		14,038		2,059
MOS GB Co., Ltd.		575		—		19,333		1,581
MOS BS Co., Ltd.		228		—		13,939		1,547
MOS Honam Co., Ltd.		206		—		12,426		1,635
Others		2,401		49		5,850		91

	~~W~~	1,065,307	~~W~~	965	~~W~~	2,578,488	~~W~~	209,768

[1]	The transactions for the year ended December 31, 2014, after KTCS and KTIS were included in the consolidation scope.
[2]	The transactions for the year ended December 31, 2014, before KTCS and KTIS were included in the consolidation scope.
[3]	Amount includes acquisition of property and equipment and others.

Key management compensation for the years ended December 31, 2015 and 2014, consists of:

(in millions of Korean won)	2015		2014
Salaries and other short-term benefits	~~W~~	2,455	~~W~~	1,817
Provision for severance benefits		413		400
Compensation expenses		997		965

Total	~~W~~	3,865	~~W~~	3,182

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Fund transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
Subsidiaries
Best Partners Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	130	~~W~~	—
KT Capital Co., Ltd.		—		49,316		—		—
KT Innoedu Co., Ltd.		—		—		5,539		—
KT Sports Co., Ltd.		—		—		600		—
KT M mobile		—		—		100,000		—
Korea Telecom Japan Co. Ltd.		—		—		4,891		—
KBTO sp.zo.o.,		1,295		—		—		—
Ustream Korea Inc.		—		—		580		—
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)		—		—		5,882		—
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation)		—		—		8,673		—
KT investment Co., Ltd		—		—		20,000		—
KT Dutch B.V.		—		—		4,464		—
KT Strategic Investment Fund No.2		—		—		10,000		—
KTCS Corporation		161		—		—		381
NgeneBio		4,200		—		—		—
KT Powertel Co., Ltd.		—		—		—		909
KT Submarine Co., Ltd.		—		—		—		970
KT Skylife Co., Ltd.		—		—		—		8,368
KT Estate Inc.		—		—		—		19,291
BC card Co., Ltd.		—		—		—		51,707
Nasmedia, Inc.		—		—		—		1,085
KTIS Corporation		—		—		—		1,224
Associates and jointly controlled entities
KT-DSC creative economy youth start-up investment fund		—		—		2,400		—

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2015
	Loan transactions	Borrowing transactions	Equity contributions in cash	Dividend income
	Loans	Repayment
Smart Channel Co., Ltd.[1]	37,276	—	—	—
Korea Electronic Vehicle Charging Service	—	—	1,368	—
Korea Information & Technology Investment Fund	—	—	—	1,107
Exdell Corporation	—	—	—	13
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)[2]	—	—	—	9
Information Technology Solution Nambu Corporation[2]	—	—	—	9
Information Technology Solution Seobu Corporation[2]	—	—	—	9
Information Technology Solution Busan Corporation[2]	—	—	—	9
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation) [2]	—	—	—	9
Information Technology Solution Honam Corporation[2]	—	—	—	9
Information Technology Solution Daegu Corporation[2]	—	—	—	9
KT-SB Venture Investment Fund	—	—	—	11,795
K-REALTY CR REIT 1	—	—	—	3,345
Mongolian Telecommunications	—	—	—	35
MOS GS Co., Ltd.	—	—	—	8
MOS Daegu Co., Ltd.	—	—	—	8
MOS Chungcheong Co., Ltd.				8
MOS Gangnam Co., Ltd.	—	—	—	10

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
MOS GB Co., Ltd.		—		—		—		16
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	42,932	~~W~~	49,316	~~W~~	164,527	~~W~~	100,363

[1]	The Company provided allowance for doubtful accounts of ~~W~~37,276 million against loans from Smart Channel Co., Ltd.
[2]	The transactions for the year ended December 31, 2015, before KT SERVICE Bukbu Co.,Ltd. and KT SERVICE Nambu Co.,Ltd. were included in the consolidation scope.

(in millions of Korean won)	2014
	Loan transactions				Equity contributions in cash		Dividends income
	Loans		Collections
Subsidiaries
KBTO sp.zo.o	~~W~~	—	~~W~~	—	~~W~~	483	~~W~~	—
Autopion Co., Ltd.		1,500		—		—		—
NEXR Co., Ltd.		—		4,000		—		—
KT Belgium		—		—		31,116		—
KTIS Corporation		—		—		14,220		—
T-ON Telecome Co., Ltd.		—		—		1,400		—
Korea Telecom Japan Co. Ltd.		—		—		13,981		—
KT ORS Belgium		—		—		1,865		—
KT Powertel Co., Ltd.		—		—		—		513
KT Submarine Co., Ltd.		—		—		—		946
KT Skylife Co., Ltd.		—		—		—		10,878
KTDS Co., Ltd.		—		—		—		15,000
KT Estate Inc.		—		—		—		8,231
BC card Co., Ltd.		—		—		—		21,723
KT Rental		—		—		—		2,925
KT Media Hub Co. Ltd.		—		—		—		20,700
KT Sat Co., Ltd.		—		—		—		52,156
KT M Hows Co., Ltd.		—		—		—		133
Nasmedia, Inc.		—		—		—		636

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Loan transactions		Equity contributions in cash	Dividends income
	Loans	Collections
Associates and jointly controlled entities
HooH Healthcare Inc.	—	—	3,370	—
KT-CKP New Media Investment Fund	—	—	2,250	—
KTCS Corporation[1]	—	—	—	976
KTIS Corporation[1]	—	—	—	744
Korea Information & Technology Investment Fund	—	—	—	494
Exdell Corporation	—	—	—	13
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)	—	—	—	18
Information Technology Solution Nambu Corporation	—	—	—	18
Information Technology Solution Seobu Corporation	—	—	—	18
Information Technology Solution Busan Corporation	—	—	—	18
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation)	—	—	—	18
Information Technology Solution Honam Corporation	—	—	—	18
Information Technology Solution Daegu Corporation	—	—	—	18
KT-SB Venture Investment Fund	—	—	—	4,238
K-REALTY CR REIT 1	—	—	—	2,394
Metropol Property LLC	—	—	—	3,319
MOS GS Co., Ltd.	—	—	—	8
MOS Daegu Co., Ltd.	—	—	—	8

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Loan transactions				Equity contributions in cash		Dividends income
	Loans		Collections
MOS Chungcheong Co., Ltd.								8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		16
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	1,500	~~W~~	4,000	~~W~~	68,685	~~W~~	146,215

[1]	The transactions for the year ended December 31, 2014, before KTCS and KTIS were included in the consolidation scope.

Payment guarantees and collaterals provided by the Company

The Company does not provide guarantee to or receive guarantee from any related party.

35.	Financial risk management

(1) Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s financial risk management is focused on controlling these risks in its operating and financing activities. The Company uses derivatives to hedge certain financial risk exposures such as fair value risk and cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

(1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2015 and 2014, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Equity
2015	+ 10%	~~W~~	(27,583)	~~W~~	(20,968)
	- 10%		27,583		20,968
2014	+ 10%	~~W~~	(60,000)	~~W~~	(53,077)
	- 10%		60,000		53,077

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2015 and 2014, are as follows:

(in thousands of foreign currencies)	2015				2014
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	118,115	~~W~~	2,076,486	~~W~~	110,033	~~W~~	2,451,664
SDR		444		849		560		1,027
JPY		—		40,000,000		—		30,000,000
EUR		29		29		134		176
DZD		91		—		929		—
HKD		9		—		158		—
BDT		2,255		—		299		—
COP		—		—		23,583		—
PLN		208,473		—		28,195		—
RWF		15,666		—		13,593		—
UZS		—		—		7,978,633		—
VND		274,337		—		273,313		—
RUB		205		—		—		—
TZS		9,417		—		—		—
BWP		55		—		—		—

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

iii) Price risk

As of December 31, 2015, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2015	+ 10%	~~W~~	—	~~W~~	651
	- 10%		—		(651)
2014	+ 10%	~~W~~	—	~~W~~	2,027
	- 10%		—		(2,027)

The analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as available-for-sale financial assets can increase or decrease equity.

iv) Cashflow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2015 and 2014, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2015	+ 100 bp	~~W~~	(85)	~~W~~	2,430
	- 100 bp		99		(2,464)
2014	+ 100 bp	~~W~~	(3,616)	~~W~~	4,990
	- 100 bp		(5,742)		(11,139)

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

(2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2015 and 2014, maximum exposure to credit risk by financial instrument without taking account of any collateral held is as follows:

	2015		2014
Cash equivalents (except for cash on hand)	~~W~~	1,125,420	~~W~~	468,659
Trade and other receivables [1]		3,579,298		3,700,279
Other financial assets				—
Financial assets at fair value through the profit or loss		—		9,566
Derivate used for hedging		137,100		41,540
Financial instruments		8,363		9,843
Available-for-sale financial assets		7,200		3,000
Financial guarantee contracts [2]		—		5,393

Total	~~W~~	4,857,381	~~W~~	4,238,280

[1]	As of December 31, 2015, the Company is provided with a payment guarantee of ~~W~~578,904 million (2014: 674,768 million) from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.
[2]	Total amounts guaranteed by the Company according to the guarantee contracts.

(3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The table below analyzes the Company’s liabilities into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

	2015
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,140,662	~~W~~	565,995	~~W~~	138,002	~~W~~	4,844,659
Borrowings (including bonds payable)		1,549,337		5,565,562		1,973,543		9.088,442

Total	~~W~~	5,689,999	~~W~~	6,131,557	~~W~~	2,111,545	~~W~~	13,933,101

	2014
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,358,924	~~W~~	656,918	~~W~~	246,250	~~W~~	5,262,092
Borrowings (including bonds payable)		1,662,721		5,685,648		3,057,910		10,406,279
Financial guarantee contracts[1]		5,393		—		—		5,393

Total	~~W~~	6,027,038	~~W~~	6,342,566	~~W~~	3,304,160	~~W~~	15,673,764

[1]	Total amounts guaranteed by the Company according to the guarantee contracts. Cash flow from financial guarantee contracts is classified in the maturity group in the earliest period when the financial guarantee contracts can be executed.

As of December 31, 2015 and 2014, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2015
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	288,046	~~W~~	2,080,865	~~W~~	37,549	~~W~~	2,406,460
Inflows		227,107		2,212,297		44,770		2,484,174

	2014
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	239,917	~~W~~	2,220,124	~~W~~	38,795	~~W~~	2,498,836
Inflows		208,187		2,155,214		43,418		2,406,819

(2) Management of Capital Risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The Company’s debt-to-equity ratios as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won, %)	2015		2014
Total liabilities	~~W~~	13,838,539	~~W~~	15,314,442
Total equity		10,383,956		9,605,854
Debt-to-equity ratio		133%		159%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

The Company’s gearing ratios as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won, %)	2015		2014
Total borrowings	~~W~~	8,119,598	~~W~~	8,995,540
Less: cash and cash equivalents		(1,126,991)		(469,255)

Net debt		6,992,607		8,526,285
Total equity		10,383,956		9,605,854
Total capital		17,376,563		18,132,139
Gearing ratio		40%		47%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2015.12.31
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedging [1]	~~W~~	20,627	~~W~~	—	~~W~~	20,627	~~W~~	(20,627)	~~W~~	—	~~W~~	—
Trade receivables [2]		90,435		—		90,435		(86,184)		—		4,251

Total	~~W~~	111,062	~~W~~	—	~~W~~	111,062	~~W~~	(106,811)	~~W~~	—	~~W~~	4,251

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014.12.31
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedging [1]	~~W~~	3,225	~~W~~	—	~~W~~	3,225	~~W~~	(3,225)	~~W~~	—	~~W~~	—
Trade receivables [2]		107,170		—		107,170		(103,704)		—		3,466

Total	~~W~~	110,395	~~W~~	—	~~W~~	110,395	~~W~~	(106,929)	~~W~~	—	~~W~~	3,466

[1]	Netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2015.12.31
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedging [1]	~~W~~	28,544	~~W~~	—	~~W~~	28,544	~~W~~	(20,627)	~~W~~	—	~~W~~	7,917
Trade payables [2]		87,093		—		87,093		(86,184)		—		909

Total	~~W~~	115,637	~~W~~	—	~~W~~	115,637	~~W~~	(106,811)	~~W~~	—	~~W~~	8,826

(in millions of Korean won)	2014.12.31
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedging [1]	~~W~~	49,106	~~W~~	—	~~W~~	49,106	~~W~~	(3,225)	~~W~~	—	~~W~~	45,881
Trade payables [2]		108,669		—		108,669		(103,704)		—		4,965

Total	~~W~~	157,775	~~W~~	—	~~W~~	157,775	~~W~~	(106,929)	~~W~~	—	~~W~~	50,846

[1]	Netting arrangements under the standard contract of ISDA (International Swap and Derivatives Association).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

36.	Fair Value Measurement

(1) Fair value by financial instruments category

Carrying values and fair values of the financial assets and financial liabilities by category as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Carrying value		Fair value		Carrying value		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	1,126,991	~~W~~	1,126,991	~~W~~	469,255	~~W~~	469,255
Trade and other receivables[1]		3,579,298		3,579,298		3,700,279		3,700,279
Other financial assets
Financial assets at fair value through profit or loss		—		—		9,566		9,566
Derivative used for hedging		137,100		137,100		41,540		41,540
Other financial instruments[1]		8,363		8,363		9,843		9,843
Available-for-sale financial assets[2]		6,509		6,509		20,271		20,271

	~~W~~	4,858,261	~~W~~	4,858,261	~~W~~	4,250,754	~~W~~	4,250,754

Financial liabilities
Trade and other payables[1]	~~W~~	4,731,581	~~W~~	4,731,581	~~W~~	5,112,905	~~W~~	5,112,905
Borrowings		8,119,598		8,179,769		8,995,540		9,119,939
Other financial liabilities
Derivative used for hedging		57,089		57,089		121,411		121,411
Financial guarantee[1]		—		—		5,393		5,393
Other derivative financial liability		2,006		2,006

	~~W~~	12,910,274	~~W~~	12,970,445	~~W~~	14,235,249	~~W~~	14,359,648

[1]	An additional measurement of fair value is not performed because the book value is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included and these are measured at cost.

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(2)	Equity securities measured at historical cost

The details of equity securities measured at historical cost as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
KBSKTSPC	~~W~~	—	~~W~~	7,000
IBK-AUCTUS Green Growth Private Equity Fund		11,134		14,068
WALDEN No.6 Fund		5,686		5,749
TRANSLINK No.2 Fund		10,085		9,104
Storm IV Fund		6,602		5,162
CBC II Fund		10,150		9,548
Others		17,804		18,163

Total	~~W~~	61,461	~~W~~	68,794

The range of estimated cash flows is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

(3)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value through the valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The following table presents the Company’s assets and liabilities that are measured at fair value as of December 31, 2015 and 2014:

(in millions of Korean won)	2015
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	137,100	~~W~~	—	~~W~~	137,100
Available-for-sale financial assets		6,509		—		—		6,509

		6,509		137,100		—		143,609

Disclosed fair value
Investment in subsidiaries, associates and joint ventures		1,005,592		—		—		1,005,592
Investment property [1]		—		—		1,754,692		1,754,692

		1,005,592		—		1,754,692		2,760,284

Total	~~W~~	1,012,101	~~W~~	137,100	~~W~~	1,754,692	~~W~~	2,903,893

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	57,089	~~W~~	—	~~W~~	57,089
Other derivative financial liability		—		—		2,006		2,006

		—		57,089		2,006		59,095

Disclosed fair value
Borrowings		—		—		8,179,769		8,179,769

		—		—		8,179,769		8,179,769

Total	~~W~~	—	~~W~~	57,089	~~W~~	8,181,775	~~W~~	8,238,864

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through the profit or loss	~~W~~	—	~~W~~	—	~~W~~	9,566	~~W~~	9,566
Derivative used for hedging		—		34,198		7,342		41,540
Available-for-sale financial assets		20,271		—		—		20,271

		20,271		34,198		16,908		71,377

Disclosed fair value
Investment in subsidiaries, associates and joint ventures		909,005		—		—		909,005
Investment property [1]		—		—		1,811,391		1,811,391

		909,005		—		1,811,391		2,720,396

Total	~~W~~	929,276	~~W~~	34,198	~~W~~	1,828,299	~~W~~	2,791,773

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	121,411	~~W~~	—	~~W~~	121,411

		—		121,411		—		121,411

Disclosed fair value
Borrowings		—		—		9,119,939		9,119,939

		—		—		9,119,939		9,119,939

Total	~~W~~	—	~~W~~	121,411	~~W~~	9,119,939	~~W~~	9,241,350

[1]	The highest and best use of a non-financial asset does not differ from its current use.

(4) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2015
	Financial assets at fair value through profit or loss				Derivative financial assets for hedging purposes		Derivative financial liabilities for hedging purposes		Other derivative financial liabilities
	Other derivative assets		Financial instrument designated at fair value through profit or loss

Beginning balance	~~W~~	4,010	~~W~~	5,556	~~W~~	7,342	~~W~~	—	~~W~~	—
Amount recognized in profit or loss[1]		172,671		—		(5,157)		—		2,006
Amount recognized in other comprehensive income		—		—		8,105		—		—
Settlement		(176,681)		(5,556)		(10,290)		—		—

Ending balance	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,006

[1]	Gains or losses or other derivative financial assets consist of gain on sale.
[2]	Gains or losses from derivatives used for hedging consist of gains or losses on valuation of derivatives
[3]	Gains or losses from other derivative financial liabilities consist of losses on valuation.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Financial assets at fair value through profit or loss						Derivative financial assets for hedging purposes		Derivative financial liabilities for hedging purposes
	Interest rate swap & Currency swap		Other derivative assets		Financial assets at fair value through profit or loss

Beginning balance	~~W~~	7,239	~~W~~	3,546	~~W~~	4,670	~~W~~	3,496	~~W~~	36,632
Transfer		—		—		—		—		—
Amount recognized in profit or loss[1]		(1)		464		886		5,315		—
Amount recognized in other comprehensive income		—		—		—		(1,469)		—
Settlement		(7,238)		—		—		—		(36,632)

Ending balance	~~W~~	—	~~W~~	4,010	~~W~~	5,556	~~W~~	7,342	~~W~~	—

[1]	Income and gains from other derivatives consist of gain on valuation financial assets at fair value through the profit or loss of ~~W~~464 million reflected in the statement of income.
[2]	Income and gains from financial instruments designated at fair value through profit or loss consist of gain on foreign currency translation of ~~W~~222 million, and gain on valuation financial assets at fair value through the profit or loss of ~~W~~664 million reflected in the statement of income.
[3]	Income and gains from swap contracts, derivative financial assets for hedging purposes and derivative financial liabilities for hedging purposes consist of gain(or loss) on valuation derivatives reflected in the statement of income.

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	137,100	2	DCF Model
Disclosed fair value
Investment property	1,754,692	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	57,089	2	DCF Model
Other derivative financial liability	2,006	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings	8,179,769	3	DCF Model

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

(in millions of Korean won)	2014
	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through the profit or loss
Other derivatives	~~W~~	4,010	3	Monte-Carlo Simulation
Financial instrument designated at fair value through profit or loss		5,556	3	Optional model (binomial model)
Derivative used for hedging		34,198	2	DCF Model
		7,342	3	Hull-White model
Disclosed fair value
Investment property		1,811,391	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging		121,411	2	DCF Model
Disclosed fair value
Borrowings		9,119,939	3	DCF Model

(6) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts who perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and the audit committee (AC), and discusses valuation processes and results with the CFO and AC at least once every quarter in line with the Company’s quarterly reporting dates.

(7) Gains and losses on valuation at the transaction date

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the derivative financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

Changes in deferred amount for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015				2014
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	~~W~~	—	~~W~~	32,492	~~W~~	—	~~W~~	43,322
Increase		14,116		—		—		—
Amortization		(2,823)		—		—		(10,830)
Disposal		—		(32,492)		—		—

Ending balance	~~W~~	11,293	~~W~~	—	~~W~~	—	~~W~~	32,492

37.	Merger with the Subsidiary

(1)	KT Media Hub Co., Ltd.

The Company merged with KT Media Hub Co., Ltd., a subsidiary, in the manner of the small merger on March 31, 2015, as approved by the Board of Directors on February 24, 2015.

Overview of the merger is as follows:

	Surviving company	Merged company
Name of entity	KT Corporation	KT Media Hub Co., Ltd.
Location	90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	369, Gangnam-daero, Seocho-gu, Seoul, Korea
CEO	Hwang Changgyu	Nam Gyutaek
Entity type	Listed entity	Non-listed entity

KT Corporation, the surviving company, did not issue or allocate new stocks as KT Corporation owns 100% shares of KT Media Hub Co., Ltd.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company recognized the identifiable assets and liabilities transferred at their carrying value and the details are as follows:

(in millions of Korean won)	Amount
Decrease in investment in subsidiaries and associates	~~W~~	80,000

Recognized amounts of identifiable assets and liabilities
Cash and cash equivalents	~~W~~	66,513
Trade and other receivables (current)		75,993
Other financial assets (current)		568
Other current assets		390
Other financial assets (non-current)		3
Trade and other receivables (non-current)		6,000
Property and equipment		9,671
Intangible assets		12,678
Deferred tax assets		1,415
Trade and other payables (current)		(63,840)
Financial lease liabilities (current)		(472)
Current tax liabilities		(1,151)
Other current liabilities		(511)
Net defined benefit liabilities		(2,059)

		105,198

Amount recognized as equity[1]	~~W~~	25,198

[1]	The differences between the carrying amount of interests held before the merger and the carrying amount of net identifiable assets acquired in the merger is recognized as capital adjustments.

(2)	Investment business segment of KT Capital Co., Ltd.

The Company spun off the investment business segment of KT Capital Co., Ltd., a subsidiary, and merged with the segment in the manner of a small merger on March 18, 2014, as approved by the Board of Directors on August 8, 2013.

Overview of the merger is as follows:

	Surviving company	Merged company
Name of entity	KT Corporation	Investment business segment of KT Capital Co., Ltd.
Location	90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	511, Samseong-ro, Gangnam-gu, Seoul, Korea

The Company held 83.59% ownership of the investment business segment of KT Capital Co., Ltd., and paid 986,787 treasury shares to KT Hitel Co., Ltd. (percentage of ownership: 16.41%) as consideration.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2015 and 2014

The Company recognized the identifiable assets and liabilities transferred at the carrying value, and the details are as follows:

(in millions of Korean won)	Amount
Consideration transferred
Investment in subsidiaries and associates	~~W~~	94,657
Fair value of additional consideration transferred		27,926

		122,583

Recognized amounts of identifiable assets and liabilities
Investment in subsidiaries and associates		633,004
Other current assets		1,163
Other non-current assets		141
Borrowings (current)		324,974
Borrowings (non-current)		90,000
Net defined benefit liabilities		55

		219,279

Recognized amounts as equity[1]	~~W~~	96,696

[1]	The differences between the carrying amount of interests held before the merger and the carrying amount of net identifiable assets acquired in the merger is recognized as capital adjustments.

38.	Event After The Reporting Period

Subsequent to December 31, 2015, the Company has issued public bonds, as follows:

(in millions of Korean won)	Issue date	Total par value		Coupon rate	Maturity date
The 189-1st Public bond	Jan. 28, 2016	~~W~~	100,000	1.76%	Jan. 28, 2019
The 189-2nd Public bond	Jan. 28, 2016		130,000	1.94%	Jan. 28, 2021
The 189-3rd Public bond	Jan. 28, 2016		100,000	2.20%	Jan. 28, 2026
The 189-4th Public bond	Jan. 28, 2016		70,000	2.35%	Jan. 28, 2036

92

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KT Corporation

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KT Corporation (the “Company”) as of December 31, 2015. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2015, in all material respects, in accordance with the IACS framework.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the Chapter 5, ‘Application for the Small and Medium sized Entity’ of the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2015, and we did not review management’s assessment of its IACS subsequent to December 31, 2015. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 4, 2016

94

Report on the Operations of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of KT Corporation

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2015.

The Company’s management including IACO is responsible for designing and operating IACS.

I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes.

I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework.

March 3, 2016

/s/ Kwang-Suk Shin
Internal Accounting Control Officer	Kwang-Suk Shin

/s/ Chang-Gyu Hwang
Chief Executive Officer	Chang-Gyu Hwang